   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 2001

                                                      REGISTRATION NO. 333-55192
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                         STAR TELECOMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                              4813                             77-0362681
 (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Number)             Identification No.)

                          223 EAST DE LA GUERRA STREET
                        SANTA BARBARA, CALIFORNIA 93101
                                 (805) 899-1962
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              TIMOTHY F. SYLVESTER
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                          223 EAST DE LA GUERRA STREET
                        SANTA BARBARA, CALIFORNIA 93101
                                 (805) 899-1962

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:
                               CYNTHIA M. DUNNETT
                                 RONN S. DAVIDS
                               RIORDAN & MCKINZIE
                              300 S. GRAND AVENUE
                                   SUITE 2900
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 629-4824
                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                                     PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF              AMOUNT TO BE      PROPOSED MAXIMUM         AGGREGATE           AMOUNT OF
       SECURITIES TO BE REGISTERED             REGISTERED       OFFERING PRICE(1)    OFFERING PRICE(1)   REGISTRATION FEE
Common Stock, par value $.001 per share...     33,089,336           $.453125          $14,993,605.38       $3,748.41(2)

(1) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for our common stock as reported on the Nasdaq National Market on February 7, 2001 in accordance with Rule 457 under the Securities Act.
(2) Previously paid.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               33,089,336 SHARES

                          STAR TELECOMMUNICATIONS LOGO

                                  COMMON STOCK
                                ---------------

    The shares of our common stock, $.001 par value per share, covered by this prospectus are offered in connection with the issuance of shares by us upon the exercise of warrants, the resale of such shares by the selling stockholders and the resale of additional shares acquired from us by the selling stockholders as described in the section titled "Principal and Selling Stockholders" in this prospectus. The 33,089,336 shares of our common stock have been or will be issued to the selling stockholders from time to time in connection with outstanding warrants and various agreements between STAR and each of the selling stockholders. We have agreed to maintain the effectiveness of this registration statement for one hundred eighty (180) days. No sales may be made pursuant to this prospectus after that time unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of its effectiveness. The selling stockholders may sell the shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions or through the writing of options, whether such options are listed on an options exchange or otherwise, on, or in settlement of, short sales of the shares. The selling stockholders may sell the shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholders or by agreement between the selling stockholders and underwriters, brokers, dealers or agents, or purchasers. The selling stockholders have advised us that no sale or distribution other than as disclosed in this prospectus will be effected until after this prospectus has been appropriately amended or supplemented, if required, to set forth those terms. We will not receive any proceeds from the sale of the shares by the selling stockholders.

    Gotel Investments Ltd. may be deemed to be an "underwriter," as such term is defined in the Securities Act of 1933, as amended.

    On February 7, 2001, the last sale price of our common stock on the Nasdaq National Market was $.46875 per share. Our common stock is listed on the Nasdaq National Market under the symbol "STRX."

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS REGISTRATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                   PER SHARE              TOTAL
                                                              -------------------  -------------------
Price to the public.........................................    See text above       See text above
Underwriting discount and commissions(1)....................    See text above       See text above
Proceeds, before expenses, to the selling stockholders(1)...    See text above       See text above

------------------------


(1) All expenses of registration of the shares, estimated to be approximately $50,000, shall be borne by us. Selling commissions, brokerage fees, any applicable stock transfer taxes and any fees and disbursements of counsel to the selling stockholders are payable by the selling stockholders.


                            ------------------------


               The date of this prospectus is February 13, 2001.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS, CAREFULLY BEFORE MAKING AN INVESTMENT DECISION.

OVERVIEW

    We are a facilities-based international telecommunications company focused primarily on the international long distance telecommunications market. We provide competitively priced long distance telecommunication services to other telecommunications carriers located primarily the U.S. and to consumer and commercial retail customers. We provide international long distance service to a number of foreign countries through a flexible network comprised of various foreign termination relationships, international gateway switches, leased and owned transmission facilities and resale arrangements with long distance providers.

RECENT DEVELOPMENTS

    We have had a number of recent developments that have materially affected our business and operations, including the following:

    - On February 11, 2000, we entered into a transaction to merge our company with a subsidiary of World Access, Inc. We did not satisfy a closing condition to the World Access merger and, on January 9, 2001, World Access terminated the merger agreement.

    - On January 10, 2001, our board of directors accepted the resignation of Christopher Edgecomb from his positions as our chief executive officer and the chairman of our board, and of Mary Casey from her positions as our president and secretary. The board then appointed Brett Messing as our chief executive officer and president, Timothy Sylvester as our executive vice president and general counsel and Allen Sciarillo as our chief financial officer. The board also appointed Mr. Messing as the chairman of our board and Paul Vogel as one of our directors.

    - On January 25, 2001 we decided to cease operations in Germany and to begin the liquidation of our assets in Germany and Austria.

    - On January 25, 2001, we amended the workout agreement that we had previously entered into with MCI WorldCom Network Services, Inc. and granted MCI WorldCom Network Services certain additional rights in connection with the debt that we owe to it, including the right to appoint a non-voting director to our board of directors and a right of first refusal with respect to our sale of a material portion of our assets or of shares of our capital stock. We also amended and restated various financial obligations to MCI WorldCom Network Services and delivered an amended and restated promissory note reflecting our obligations to MCI WorldCom Network Services.

    - On February 1, 2001, we sold substantially all of the assets of the debit card division of our subsidiary PT-1 Communications, Inc. to a subsidiary of IDT Corporation. The sale included the assumption by IDT Corporation of all obligations with respect to unused minutes on phone cards in distribution. Additionally, IDT Corporation agreed to indemnify PT-1 for certain litigation liabilities or, under certain circumstances, to make an agreed amount of cash available to PT-1 to pay claims of other creditors. In connection with this sale, a subsidiary of IDT Corporation, IDT Investments, Inc., purchased approximately 2,400,000 shares of our common stock for an aggregate purchase price of $1 million.

    - On February 5, 2001, we issued to Gotel Investments Ltd. three warrants to purchase an aggregate of 30,000,000 shares of our common stock from February 5, 2001 through the date which is six months from when the Securities and Exchange Commission declares the registration statement relating to this prospectus effective. The warrants are exercisable at prices equal to $.375, $.625 and $.875 per share, respectively. The exercise of all of these warrants by Gotel Investments would provide us with an infusion of up to $18.75 million of equity capital.

    - On February 7, 2001, we sold approximately 6,300,000 shares of our common stock to IDT Investments. We also issued to IDT Investments a three year warrant to purchase approximately 3,400,000 additional shares of our common stock, exercisable at a price of $.833 per share, subject to adjustment for dilutive transactions. The shares of our stock acquired by IDT Investments are in addition to IDT Investments' existing holdings of approximately 4.9% of our common stock acquired by IDT Investments in open market purchases shortly after the appointment of our new management team. IDT Investments also entered into a standstill agreement that restricts it from obtaining more than an agreed upon amount of our outstanding common stock without our prior approval and has agreed to grant a voting proxy to Brett Messing, our chief executive officer, for the shares of our common stock that it holds. Assuming exercise of the warrant, the investment by IDT Investments would provide us with an infusion of approximately
      $5.4 million of equity capital.

STRATEGY

    Our objective is to consolidate our operations by focusing on those areas of our business that provide us with positive cash flow and by eliminating money-losing business segments and reducing the costs of our operations. The key elements of our strategy to achieve these goals include the following:

    FOCUS ON CORE BUSINESS UNITS. We intend to direct our efforts on those business segments that we believe will return the company to a cash flow positive position in the near future. To that end we will focus our limited capital resources on strengthening the dial around division of PT-1 and on redefining the scope of our wholesale long distance business.

    REDUCE OUR COST OF OPERATIONS. We will take aggressive steps to reduce the cost of running our business. To that end, in January and February 2001 we initiated the following actions:

    - we cut our work force in Santa Barbara by approximately 20% and began a rigorous review of other means to deploy our personnel more efficiently;

    - we disposed of the assets of the prepaid calling card/debit card division of PT-1 to IDT Corporation, cut our work force in New York by approximately 55% and plan to seek further means to reduce our cost of operating that subsidiary; and

    - we determined that our operations in Germany were no longer supportable due to the significant operating losses that we were experiencing abroad and the resultant drain on cash flow, so we decided to shut down that business unit and liquidate its assets.

    RESOLVE DISPUTES WITH OUR CREDITORS. On January 11, 2001, MCI WorldCom Network Services informed us that, due to the termination of our planned merger with WorldAccess, the $97 million of principal and interest that we owed to MCI WorldCom Network Services was due. Based on a number of discussions and negotiations with MCI WorldCom Network Services, on January 25, 2001, we entered into an amendment to the workout agreement that we had previously executed with MCI WorldCom Network Services. Under this amendment, we granted MCI WorldCom Network Services additional rights with respect to their review and analysis of our various business units, we agreed to allow a non-voting director of MCI WorldCom Network Services to sit on our board and on the boards of a number of our subsidiaries and we granted MCI WorldCom Network Services a right of first refusal with respect to our sale of a material portion of our assets or of shares of our capital stock. We also informally resolved our differences with Qwest Communications International regarding our payment of amounts due for the fiber optic cable that we purchased from them and from telecommunications traffic that we exchange with Qwest Communications International. We are also in continuing discussions with Deutsche Leasing AG, Nortel Networks, Inc. and Chase Equipment Leasing to maintain our relationship with these vendors.

    SEEK SOURCES OF EQUITY CAPITAL. On February 5, 2001, we issued to Gotel Investments three warrants to purchase an aggregate of 30,000,000 shares of our common stock at purchase prices of $.375, $.625 and $.875 per share, respectively. On February 7, 2001, IDT Investments acquired approximately 6,300,000 shares of our common stock and we issued IDT Investments a three year warrant to purchase approximately 3,400,000 additional shares of our common stock at a price of $.833 per share, subject to adjustment for dilutive transactions. We intend to continue to seek sources of equity capital to invest in our business.

                                  THE OFFERING



Common stock offered by the selling
  stockholders...............................  33,089,336 shares
Common stock outstanding after the             91,174,204 shares
  offering...................................
Use of proceeds..............................  We will not receive any proceeds from the offering. All proceeds will be received by
                                               the selling stockholders.
Nasdaq National Market symbol................  STRX


    We have agreed to maintain the effectiveness of this prospectus for one hundred eighty (180) days. No sales may be made pursuant to this prospectus after that time unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    In the following summary financial data, the statement of operations data for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 are derived from and qualified in their entirety by our audited consolidated financial statements and the notes to those statements that are included elsewhere in this prospectus. You should read those sections and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further explanation of the financial data summarized here. The statement of operations data and the balance sheet data for the nine months ended September 30, 1999 and 2000 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The historical information may not be indicative of our future performance.

                                                                                          NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                               ------------------------------------------------------   ---------------------
                                 1995       1996       1997       1998        1999        1999        2000
                               --------   --------   --------   --------   ----------   ---------   ---------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)                 (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues.....................  $66,964    $283,450   $434,086   $619,220   $1,061,774   $ 779,694   $ 733,725
Income (loss) from
  operations.................    2,356      (4,850)     4,740     10,775      (69,613)    (48,149)    (33,786)
Interest income (expense),
  net........................     (149)     (1,132)    (2,153)     1,083       (7,703)     (4,142)    (13,679)
Net income (loss)............    2,044      (6,473)    (1,763)     1,631      (63,847)    (44,248)    (34,710)
Basic earnings (loss) per
  share(1)...................  $  0.10    $  (0.27)  $  (0.06)  $   0.04   $    (1.12)  $   (0.78)  $   (0.59)
Weighted average basic shares
  outstanding(1).............   19,916      24,076     31,101     40,833       57,036      56,528      58,619
Diluted earnings (loss) per
  share(1)...................  $  0.10    $  (0.27)  $  (0.06)  $   0.04   $    (1.12)  $   (0.78)  $   (0.59)
Weighted average diluted
  shares outstanding(1)......   19,916      24,076     31,101     42,434       57,036      56,528      58,619

BALANCE SHEET DATA:
Working capital (deficit)....  $(1,065)   $(10,913)  $  4,692   $ 46,698   $ (197,921)  $(177,201)  $(178,908)
Total assets.................   37,169      76,250    130,382    374,651      807,754     798,209     723,598
Total long-term liabilities,
  net of current portion.....    2,980       8,834     14,800     33,048       96,693      94,420      60,898
Accumulated deficit..........   (6,294)    (12,077)   (13,737)   (12,106)     (75,953)    (56,354)   (110,663)
Stockholders' equity.........    6,614       9,986     40,615    195,591      278,054     299,166     240,475

OTHER FINANCIAL DATA:
EBITDA from continuing
  operations(2)..............  $ 3,308    $ (2,507)  $ 10,390   $ 25,829   $  (25,377)  $ (16,797)  $   6,273

--------------------------

(1) See Note 2 of Notes to Consolidated Financial Statements set forth in our annual report on Form 10-K for the fiscal year ended December 31, 1999, as amended, and included herein, for an explanation of the method used to determine the number of shares used in computing basic and diluted income
    (loss) per common share and pro forma basic and diluted income (loss) per common share.

(2) EBITDA from continuing operations as used in this prospectus is earnings
    (loss) before net interest expense (income), income taxes, foreign exchange gains or losses, depreciation and amortization and is presented because we believe that such information is commonly used in the telecommunications industry as one measure of a company's operating performance and historical ability to service debt. EBITDA from continuing operations is not determined in accordance with generally accepted accounting principles, is not indicative of cash provided by operating activities, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to, or to be more meaningful than, measures of performance determined in accordance with generally accepted accounting principles. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies and could be misleading unless all companies and analysts calculated EBITDA in the same manner.

    The following table reconciles our income (loss) from continuing operations to EBITDA from continuing operations:

                                                                                               NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                       ----------------------------------------------------   -------------------
                                         1995       1996       1997       1998       1999       1999       2000
                                       --------   --------   --------   --------   --------   --------   --------
                                                          (IN THOUSANDS)                          (UNAUDITED)
Income (loss) from continuing
  operations.........................   $2,044    $(6,473)   $(1,763)   $ 1,631    $(63,847)  $(44,248)  $(34,710)
Net interest expense (income)........      149      1,132      2,153     (1,083)      7,703      4,142     13,679
Income tax expense (benefit).........       66        577      2,905      9,923     (12,096)    (8,696)    (5,174)
Other................................       97        (86)     1,445        304      (1,373)       653     (7,581)
Depreciation and amortization........      952      2,343      5,650     15,054      44,236     31,352     40,059
EBITDA from continuing operations....   $3,308    $(2,507)   $10,390    $25,829    $(25,377)  $(16,797)  $  6,273

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS AND UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS WILL MOST LIKELY BE MATERIALLY AND ADVERSELY AFFECTED. IN THIS EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

                RISK FACTORS CONCERNING OUR FINANCIAL CONDITION

IF OUR CREDITORS DO NOT EXTEND THE DUE DATE FOR CERTAIN DEBT, OR IF THEY SUE TO
  COLLECT CERTAIN DEBT, WE COULD BECOME INSOLVENT OR BE FORCED TO FILE FOR BANKRUPTCY.

    We have entered into an amended and restated note with MCI WorldCom Network Services in the amount of approximately $97 million which is due on demand. In addition, we and certain of our subsidiaries owe Nortel Networks approximately $35 million and owe Deutsche Leasing approximately $30 million. If MCI WorldCom Network Services begins proceedings to collect its debt, or if Nortel Networks or Deutsche Leasing seeks to collect the sums we and our subsidiaries owe to it, we and certain of our subsidiaries may need to file for bankruptcy.

    We are subject to certain restrictions under our financing arrangements, including our financing arrangement with MCI WorldCom Network Services. If we violate any restrictions under our financing arrangements, our creditors may accelerate payment of the amounts we owe them. If our creditors do not extend the due date for our debt or if our creditors sue to collect on any of our debt, they could force us to file for bankruptcy or reorganize our business.

    If we violate any restrictions under our receivables sale agreement with RFC Capital Corporation, RFC may declare an event of default and no longer purchase receivables from us. Our recent management change resulted in a technical default under our agreement with RFC. If RFC does not continue to purchase our receivables, we may be deprived of needed liquidity. RFC can refrain from purchasing additional receivables from us if we are in default under any other financing arrangement, as is currently the case.

DUE TO THE LARGE AMOUNT OF OUR CASH NEEDED TO MAKE DEBT PAYMENTS, WE WILL NOT
  HAVE SUFFICIENT CASH FLOW FROM OUR INDEPENDENT BUSINESS OPERATIONS TO PAY OUR DEBT AND WE WILL MOST LIKELY NEED TO RAISE ADDITIONAL CAPITAL TO PAY, OR WILL NEED TO RESTRUCTURE, OUR DEBT OBLIGATIONS.

    The amount of our outstanding debt is large compared to our cash flow and the net book value of our assets. We are required to make significant payments under our outstanding debt. As of September 30, 2000, we had:

    - total consolidated debt of approximately $213 million, including
      $30 million outstanding under our receivables sale arrangement with RFC, $97 million under our financing arrangement with MCI WorldCom Network Services, $35 million due to Nortel Networks, which is included in accrued expenses, and $30 million due to Deutsche Leasing; and

    - stockholders' equity of approximately $240 million.

    A significant portion of our debt is either due on demand or borrowed under our revolving lines of credit. Approximately $97 million of this debt is now due on demand at an interest rate of 18%, or $16 million of interest annually. In addition we expect interest expense on our remaining debt to be in excess of $8 million annually. As the interest rates under some of our credit arrangements are based upon variable market rates, the amount of these interest payments could fluctuate in the future.

                                                            SCHEDULED PAYMENTS
                                                           --------------------
                                                           INTEREST   PRINCIPAL
                                                           --------   ---------
                                                              (IN THOUSANDS)
As of September 30,
  2000...................................................  $ 6,022    $ 95,980

For the year ending December 31,
  2001...................................................   29,588     138,072
  2002...................................................    1,411      21,219
  2003...................................................      612      10,041
  2004...................................................       10         885
  2005...................................................       --          --

    Due to the large amount of these principal and interest payments, we will not generate enough cash from our operations to meet these obligations and we will need to raise additional capital to pay our debts, or we will need to restructure a substantial amount of these obligations. We may not be able to raise additional capital or restructure our debt obligations, which may force us to sell some or all of our assets, file for bankruptcy or reorganize our business.

    Further, our lack of cash flow could negatively impact our ability to maintain and increase our revenues. A significant portion of our international long distance revenues requires an initial up front cash investment in equipment. Additionally, our dial around business requires a considerable amount of advertising expense to generate revenue.

DEUTSCHE TELEKOM HAS THREATENED TO CEASE PROVIDING SERVICES TO US DUE TO THE
  AMOUNTS THAT WE OWE IT.

    On February 2, 2001, Deutsche Telekom announced that it would cease providing services to us commencing February 8, 2001 due to our debt of $23.9 million owed to Deutsche Telekom. As of February 1, 2001, Deutsche Telekom provided international long distance services to virtually all of our retail customers, representing approximately 10% of our revenues for the three quarters ended September 30, 2000. Should Deutsche Telekom cease providing services to us, it would damage our relationships with these customers and decrease our revenues and our operating results. We are unable to predict whether we will reach an agreement with Deutsche Telekom regarding the payment of the amounts that we owe to it and whether Deutsche Telekom will cease providing services to us.

                RISK FACTORS CONCERNING OUR BUSINESS OPERATIONS

FOR THE LAST 16 MONTHS, OUR MANAGEMENT AND KEY EMPLOYEES HAVE FOCUSED ALMOST
  ENTIRELY ON CLOSING THE WORLD ACCESS MERGER AND THE PT-1 ASSET SALE AND HAVE NOT CONCENTRATED ON OUR DAY-TO-DAY OPERATIONS.

    In preparation for the consummation of the World Access merger and the PT-1 asset sale, for the last 16 months our management and key employees have focused primarily on matters relating to the integration of each of STAR's and PT-1's operations with and into World Access and Counsel Communications, respectively. Given these efforts, our management and key employees have not spent the requisite time or effort necessary to run our day-to-day operations. We do not know whether we will be able to redirect the focus of these individuals sufficiently to our core operations, and our failure to do so could have a material adverse effect on our business.

WE RECENTLY REPLACED OUR CHIEF EXECUTIVE OFFICER, PRESIDENT AND VICE
  PRESIDENT-FINANCE.

    Following the termination of our merger with World Access, Christopher Edgecomb, our chief executive officer, Mary Casey, our president and John Pasini, our vice president-finance, resigned. Mr. Edgecomb also resigned as chairman of our board of directors. The appointment by our board of Brett Messing as our chief executive officer and president, Allen Sciarillo as our chief financial officer and Timothy Sylvester as our executive vice president and general counsel brought three new members to our senior management team who were previously unaffiliated with our company. We do not know whether
Mr. Messing, Mr. Sciarillo and Mr. Sylvester will be successful in the management of our business and operations, and any failure by them will have a material and adverse impact on us.

WE MAY NOT BE ABLE TO OBTAIN TRANSMISSION CAPACITY AT COMPETITIVE RATES, WHICH
  MAY DECREASE OUR PROFITABILITY AND CAUSE A LOSS OF CUSTOMERS.

    Our future profitability will be based in part upon our ability to transmit long distance telephone calls over transmission facilities, referred to in the industry as network facilities, leased from others on a cost-effective basis. Also, a substantial portion of our transmission capacity will be obtained on a variable, per minute and short-term basis, subjecting us to the possibility of unanticipated price increases and service cancellations. Since we will not generally have long-term arrangements for the purchase or resale of international long distance services, and since rates fluctuate significantly over short periods of time, our gross margins are subject to significant fluctuations. Decreased gross margins and competitive pricing pressures for these facilities may decrease our profitability and cause a loss of customers.

TECHNICAL DIFFICULTIES WITH, OR FAILURES, IN OUR TELECOMMUNICATIONS NETWORK
  COULD RESULT IN DISSATISFIED CUSTOMERS AND LOST REVENUE.

    Technical difficulties with, or failures in, our telecommunications network could result in dissatisfied customers and lost revenue. For example, a failure in a portion of our network could prevent us from delivering telephone calls initiated by our customers. Additionally, technical difficulties with the network could cause the loss of call detail record information, which is the basis of our ability to process and substantiate customer billings. Components of our network have failed in the past, which have resulted in lower billing collections. We can provide no assurance that similar or other failures or technical difficulties will not occur in the future, which could result in the loss of customers and revenue.

WE MAY SUFFER DECREASED REVENUES AND LOSS OF CUSTOMERS IF WE ARE UNABLE TO
  INCREASE OUR NETWORK CAPACITY TO MEET CUSTOMER DEMANDS.

    As we expand our network and the volume of our network traffic, our cost of revenues will increasingly consist of fixed costs arising from the ownership and maintenance of switches and fiber optic cables. These costs may increase, and our operating margins may decrease. If our traffic volume were to decrease, or fail to increase to the extent expected or necessary to make efficient use of our network, our costs as a percentage of revenues would increase significantly, which could significantly decrease the revenues of our business operations.

    In addition, our business depends in part on our ability to obtain transmission facilities on a cost-effective basis. We may not be able to obtain sufficient transmission facilities or access to undersea fiber optic cable on economically viable terms. Our failure to obtain telecommunications facilities that are sufficient to support our network traffic in a manner that ensures the reliability and quality of our telecommunications services could increase our operational costs, as well as cause a loss of customers due to poor quality or unreliable service.

ANY SYSTEM OR NETWORK FAILURE THAT INTERRUPTS OUR OPERATION COULD CAUSE THE LOSS
  OF CUSTOMERS, A REDUCTION IN REVENUES OR A DECREASE IN OUR STOCK PRICE.

    Our operations are partially dependent on our ability to expand our network successfully and integrate new and emerging technologies and equipment into our network, which are likely to increase the risk of system failure and to cause strain upon the networks. Our operations also depend on our ability to protect our hardware and other equipment from damage from natural disasters such as fires, floods, hurricanes and earthquakes, other catastrophic events such as civil unrest, terrorism and war and other sources of power loss and telecommunications failures. We cannot be certain that our switches will not become disabled in the event of an earthquake, power outage or otherwise. A network failure or a significant decrease in telephone traffic as a result of a natural or man-made disaster could damage our relationships with our customers and decrease our revenues and our operating results and result in a decrease in our stock price.

WE SELL A SIGNIFICANT PERCENTAGE OF OUR COMMERCIAL PRODUCTS ON CREDIT. IF WE
  HAVE DIFFICULTY COLLECTING RISING ACCOUNTS RECEIVABLE OR IF WE FACE SIGNIFICANT CREDIT LOSSES IT COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND CAUSE OUR STOCK PRICE TO DROP.

    We sell prepaid cards on terms ranging from cash on delivery to thirty days credit. As accounts receivable balances grow and we extend credit to new commercial customers, we may not be able to monitor and evaluate our accounts receivable and credit risks adequately and we may not be able to collect all the money we are owed. If we continue to have difficulty collecting outstanding accounts receivable at PT-1 or we face significant credit losses it could harm our business and financial condition and cause our stock price to drop.

THE FEDERAL COMMUNICATIONS COMMISSION REQUIRES US TO PAY FEES TO PAY PHONE
  OWNERS WHEN OUR CUSTOMERS USE PAY PHONES TO ACCESS OUR SERVICES. IT IS DIFFICULT FOR US TO PASS THESE FEES ON TO OUR CUSTOMERS. WE ALSO HAVE SIGNIFICANT EXISTING LIABILITIES THAT WE OWE TO A NUMBER OF PAYPHONE PROVIDERS FOR PREVIOUS PAYPHONE USAGE BY OUR CUSTOMERS.

    The Communications Act of 1934 requires long distance carriers to compensate pay phone owners when a pay phone is used to make a call through a toll-free number. We have not been able to pass these costs on to our prepaid card customers. As a result, we have absorbed these costs and currently owe payphone providers more than $10 million.

WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS FOR A SUBSTANTIAL PERCENTAGE OF OUR
  REVENUES. THE LOSS OF A SIGNIFICANT CUSTOMER COULD CAUSE A REDUCTION IN OUR REVENUES AND RESULT IN A DECREASE IN OUR STOCK PRICE.

    The loss of a significant customer could cause a reduction in our revenues and result in a decrease in our stock price. While our most significant customers vary from quarter to quarter, our five largest customers accounted for approximately 12.8% of our revenues in 2000. We could lose a significant customer for many reasons, including:

    - the entrance into the market of significant new competitors with lower rates than us;

    - transmission quality problems;

    - changes in U.S. or foreign regulations; or

    - unexpected increases in our cost structure.

                      RISK FACTORS CONCERNING OUR INDUSTRY

WE FACE SIGNIFICANT COMPETITION FROM INTERNATIONAL AND DOMESTIC CARRIERS, WHICH
  HAS RESULTED IN DOWNWARD PRESSURE ON PRICES AND HAS ADVERSELY AFFECTED OUR GROSS MARGINS.

    The international telecommunications industry is intensely competitive and subject to rapid change. We believe that competition will continue to increase, placing downward pressure on prices. Such pressure has adversely affected our gross margins, as we have not been able to reduce our costs commensurate with such price reductions. Our competitors in the international wholesale switched long distance market include large, facilities-based multinational corporations and smaller facilities-based providers in the U.S. and overseas that have emerged as a result of deregulation, new companies that provide voice services via the Internet, switch-based resellers of international long distance services and international joint ventures and alliances among such companies. We also compete abroad with a number of dominant telecommunications operators that previously held various monopolies established by law over the telecommunications traffic in their countries. International wholesale switched service providers compete on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services. Additionally, the telecommunications industry is in a period of rapid technological evolution, marked by the introduction of competitive product and service offerings, such as the utilization of the Internet for international voice and data communications. We are unable to predict which technological development will challenge our competitive position or the amount of expenditures that will be required to respond to a rapidly changing technological environment.

DELAYS AND INCONSISTENCIES IN IMPLEMENTATION OF THE WORLD TRADE ORGANIZATION
  BASIC TELECOMMUNICATIONS AGREEMENT AND OTHER COMPETITIVE DIRECTIVES MAY SLOW DOWN THE RATE OF OUR EXPANSION IN SOME FOREIGN COUNTRIES.

    Under the World Trade Organization Basic Telecommunications Agreement, the U.S. and 68 other countries agreed to open their telecommunications markets to competition and foreign ownership starting in February 1998. These World Trade Organization member countries, which have increased to 75, represent at least 90% of worldwide telecommunications traffic. Although this agreement has been implemented, to some degree, by most of the signatory countries, some signatory countries have not yet fully implemented their World Trade Organization commitments. Our ability to expand our operations internationally will be limited if any signatory country fails to implement its obligations on a timely basis.

GOVERNMENT REGULATORY POLICIES AND INDUSTRY CONSOLIDATION MAY DECREASE PROFIT
  MARGINS AND INCREASE PRICING PRESSURES IN OUR INDUSTRY AND DECREASE DEMAND FOR SERVICES AND PRODUCTS.

    We expect that government regulatory policies, including the Telecommunications Act of 1996, are likely to continue to have a major impact on the pricing of both existing and new public network services and possibly accelerate the entrance of new competitors and consolidation of the industry. In addition, industry consolidation may decrease profit margins. These trends may decrease demand for our services and products that support these services. Lower prices may affect the cost effectiveness of our deployment of public network services. User uncertainty regarding future policies may also decrease demand for our telecommunications products and services.

FOREIGN GOVERNMENTS MAY ATTEMPT TO PREVENT US FROM CONDUCTING OUR BUSINESS AND
  FROM EXPANDING INTO THEIR RESPECTIVE COUNTRIES.

    Governments of many countries exercise substantial influence over various aspects of the telecommunications market. In some cases, the government owns or controls companies that are or may become our competitors or on which we may depend for required interconnections to local telephone networks and other services. Accordingly, government actions in the future could block or impede the operation of our business.

FEDERAL COMMUNICATIONS COMMISSION ACTIONS MAY DAMAGE OUR OPERATIONS AND DECREASE
  REVENUES BY INCREASING COMPETITION, WHICH MAY INCREASE PRICING PRESSURES AND DECREASE DEMAND FOR OUR SERVICES.

    Federal Communications Commission rulemaking orders and other actions have lowered the entry barriers for new international carriers by streamlining the processing of new applications. In addition, the Federal Communications Commission's rules implementing the World Trade Organization agreement presume that competition will be advanced by the entry into the U.S. of carriers and resale carriers from World Trade Organization member countries, thus further increasing the number of potential competitors in the U.S. market and the number of carriers which may also offer end-to-end services. Increased competition may increase pricing pressures, reduce our margins and decrease demand for our services.

FEDERAL COMMUNICATIONS COMMISSION INTERVENTION REGARDING THE SETTLEMENT RATES
  CHARGED BY FOREIGN CARRIERS MAY DISRUPT OUR TRANSMISSION ARRANGEMENTS TO CERTAIN COUNTRIES AND DECREASE OUR REVENUES.

    The Federal Communications Commission is attempting to reduce the foreign routing costs of U.S. international carriers by prescribing maximum or benchmark settlement rates which foreign carriers may charge U.S. carriers for routing telecommunications traffic. The Federal Communications Commission's benchmarks order has been upheld by the U.S. Court of Appeals for the District of Columbia circuit. The Federal Communications Commission's action may reduce our settlement costs, although the costs of other U.S. international carriers also may be reduced in a similar fashion. Any future Federal Communications Commission intervention to enforce the new settlement benchmarks if U.S. carriers are unsuccessful in negotiating settlement rates at or below the prescribed benchmarks could disrupt our transmission arrangements to certain countries or require us to modify our existing arrangements, which could decrease our revenues.

A FEDERAL COMMUNICATIONS COMMISSION ORDER DIRECTING ALL DOMESTIC INTERSTATE
  CARRIERS TO DE-TARIFF THEIR SERVICES MAY DECREASE OUR ABILITY TO PRICE OUR SERVICE OFFERINGS COMPETITIVELY.

    The Telecommunications Act of 1996 permits the Federal Communications Commission to forbear enforcement of tariff provisions which apply to all interstate and international carriers, and the U.S. Court of Appeals for the District of Columbia Circuit has upheld the Federal Communications Commission's order directing all domestic interstate carriers to de-tariff their offerings. The Federal Communications Commission's order requires all domestic interstate carriers to cancel their contract tariffs for domestic interstate interexchange services no later than January 31, 2001, and their mass market tariffs for domestic interstate interexchange services no later than April 30, 2001. The de-tariffing of domestic interstate services may decrease our ability to price our service offerings competitively.

    The Federal Communications Commission's order only applies to domestic services. However, the Federal Communications Commission may forbear its current tariff rules for U.S. international carriers and order these carriers to de-tariff their services. Any Federal Communications Commission action would likely afford non-dominant international carriers greater flexibility in pricing service offerings, which would increase our competition. The Federal Communications Commission routinely reviews the contribution rate for various levels of regulatory fees, including the rate for fees levied to support universal service, which fees may be increased in the future for various reasons, including the need to support the universal service programs mandated by the Telecommunications Act of 1996, the total costs for which are still under review by the Federal Communications Commission.

               RISKS RELATED TO THE OWNERSHIP OF OUR COMMON STOCK

SIGNIFICANT VARIANCE IN OUR QUARTERLY OPERATING RESULTS COULD CAUSE THE PRICE OF
  OUR COMMON STOCK TO DROP.

    In future quarters, our results of operations may fail to meet the expectations of market analysts and investors, which may cause the price of our common stock to drop. Our quarterly operating results have varied significantly in the past, and our quarterly operating results are expected to do so in the future. Our revenues, costs and expenses have fluctuated significantly in the past and are likely to continue to fluctuate significantly in the future. Our revenues in any given period can vary due to factors such as:

    - call volume fluctuations, particularly in regions with relatively high per-minute rates;

    - the addition or loss of major customers, whether through competition or merger;

    - the loss of economically beneficial routing options for the termination of traffic; and

    - technical difficulties with or failures of portions of our network that impact our ability to provide service to or bill customers.

    Our cost of services and operating expenses in any given period can vary due to factors such as:

    - fluctuations in rates charged by carriers to terminate traffic;

    - increases in bad debt expense and reserves;

    - the timing of capital expenditures, and other costs associated with acquiring or obtaining other rights to switching and other transmission facilities;

    - changes in sales incentive plans; and

    - costs associated with changes in staffing levels of sales, marketing, technical support and administrative personnel.

    In addition, our operating results can vary due to factors such as:

    - changes in routing due to variations in the quality of vendor transmission capability;

    - the amount of, and the accounting policy for, return traffic under operating agreements;

    - actions by domestic or foreign regulatory entities;

    - the level, timing and pace of our expansion in international and retail markets; and

    - general domestic and international economic and political conditions.

    In response to competitive pressures or new product and service introductions, we may take certain pricing or marketing actions that could damage our quarterly operating results. We currently base our expense levels, in part, on our expectations of future sales. If future sales levels are below expectations, then we may be unable to adjust spending sufficiently in a timely manner to compensate for the unexpected sales shortfall. Historically, we have generated a disproportionate amount of our operating revenues toward the end of each quarter, making precise prediction of revenues and earnings particularly difficult and resulting in risk of variance of actual results from those forecast at any time.

THE SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK IN CONNECTION
  WITH THE OFFERING MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

    If our current stockholders sell shares of common stock in the public market following the offering, or if the market perceives that such sales could occur, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

THE EFFECTS OF ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND IN DELAWARE
  LAW COULD PREVENT A CHANGE IN CONTROL WHICH MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

    Provisions of our certificate of incorporation and bylaws may have the effect of delaying or preventing us from effecting a merger or sale, or making a merger or acquisition less desirable to a potential acquiror, even where stockholders may consider the acquisition or merger favorable. These provisions could also have the effect of making it more difficult for a third party to effect a change of control of the board of directors. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders. Any issuance of preferred stock may harm the market price of the common stock. The issuance of preferred stock may also result in the loss of the voting control of holders of common stock to the holders of the preferred stock.

SIGNIFICANT FLUCTUATIONS IN THE MARKET PRICE OF OUR COMMON STOCK COULD RESULT IN
  SECURITIES CLASS ACTION CLAIMS AGAINST US, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

    Securities class action claims have been brought against companies in the past where volatility in the market price of that company's securities have taken place. This kind of litigation could be very costly and divert our management's attention and resources, and any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could seriously harm our business.

THE SALE OF SHARES TO IDT INVESTMENTS, THE POTENTIAL EXERCISE OF THE WARRANTS
  ISSUED TO IDT INVESTMENTS AND GOTEL INVESTMENTS AND THE SALE OF THE SHARES HELD BY THE OTHER SELLING STOCKHOLDERS WILL HAVE A SUBSTANTIAL DILUTIVE IMPACT ON OUR EXISTING STOCKHOLDERS.

    The sale of shares to IDT Investments, the issuance of shares upon exercise of the warrants issued to IDT Investments and Gotel Investments and the sale of the shares held by the other selling stockholders will have a dilutive impact on our existing stockholders. These transactions will likely have an immediate adverse effect on the market price of our common stock and will result in substantial dilution to our stockholders. Further, if we need to obtain additional financing or to settle claims against us, it may not be on terms favorable to us and such financing may cause additional dilution.

    On February 1, 2001, IDT Investments purchased approximately 2,400,000 shares of our common stock representing approximately 4% of our outstanding common stock as of that date. On February 7, 2001, IDT Investments purchased approximately 6,300,000 shares of our common stock, representing approximately 10% of our outstanding common stock as of that date. We also issued to IDT Investments a three year warrant to purchase approximately 3,400,000 additional shares of our common stock, representing approximately an additional 5% of our outstanding common stock.

    On February 5, 2001, we issued to Gotel Investments three warrants to purchase an aggregate of 30,000,000 shares of our common stock at purchase prices of $.375, $.625 and $.875 per share, respectively, representing approximately 48% of our outstanding common stock as of that date. The warrants are exercisable from February 5, 2001 through the date which is six months from when the Securities and Exchange Commission declares the registration statement relating to this prospectus effective.

WE MAY NOT MAINTAIN NASDAQ LISTING REQUIREMENTS.

    On February 6, 2001, we received a letter from Nasdaq notifying us that if our stock price does not equal or exceed $1.00 per share for a minimum of ten consecutive trading days prior to May 7, 2001, we will not meet the Nasdaq National Market listing standards. If our shares were delisted, trading, if any, of our shares would be conducted on the Nasdaq SmallCap Market or the over-the-counter market on the OTC Bulletin Board established for securities that do not meet the Nasdaq SmallCap Market listing requirements. As a result, investors may find it difficult to dispose of or to obtain accurate price quotations on the shares. Under the currently effective criteria for continued listing of securities on the Nasdaq National Market, a company must maintain $4 million in net tangible assets, a minimum bid price of $1.00 per share, and a public float of at least $5 million. Under the currently effective criteria for continued listing of securities on the Nasdaq SmallCap Market, a company must maintain $2 million of net tangible assets, a minimum bid price of $1.00 per share, and a public float of at least $1 million.

OUR SHARES MAY BECOME SUBJECT TO THE RISKS ASSOCIATED WITH LOW PRICED STOCK.

    If our shares were not quoted on Nasdaq, or listed on an exchange, the shares would be categorized as penny stocks and trading in our shares would be covered by Rule 15g-1 through Rule 15g-9 under the Securities Exchange Act of 1934. The applicability of these rules could have a material adverse affect on the ability of broker-dealers to sell our shares and the ability of investors to sell their shares in the secondary market.

    Unless an exemption is available, Rule 15g-2 requires the delivery, before any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks.

    Under Rule 15g-9, broker-dealers who recommend penny stocks to persons other than established customers and accredited investors, who generally are investors with net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 together with a spouse, must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction before the sale.

    The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share. However, exemptions to this rule include:

    - an equity security listed on the Nasdaq Stock Market; and

    - an equity security issued by an issuer that has:

       - net tangible assets of at least $2 million, if the issuer has been in continuous operation for three years;

       - net tangible assets of at least $5 million, if the issuer has been in continuous operation for less than three years; or

       - average revenue of at least $6 million for the preceding three years.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains certain information regarding our plans and strategies that are "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. When used in this prospectus, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar terms and/or expressions are intended to identify forward-looking statements. These statements reflect our assessment of a number of risks and uncertainties, and our actual results could differ materially from the results anticipated in these forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, difficulties in expanding into new business activities, delays in new service offerings and the other issues discussed above in the Risk Factors section. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made.

                                USE OF PROCEEDS

    We will not receive any portion of the proceeds from the sale of the 33,089,336 shares of common stock being offered by the selling stockholders. The proceeds from the sale of the shares covered by this prospectus are entirely for the benefit of the selling stockholders.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "STRX." The following table shows for the periods indicated the high and low sale prices for our common stock as reported by the Nasdaq National Market.

                                                                HIGH          LOW
                                                              --------      --------
Fiscal Year Ending December 31, 1999
  First quarter.............................................    $16 1/2        $9 1/2
  Second quarter............................................    $13 3/4        $7 3/8
  Third quarter.............................................    $ 8 7/8        $5 3/16
  Fourth quarter............................................    $ 9 1/2        $4 1/2

Fiscal Year Ending December 31, 2000
  First quarter.............................................    $ 8 11/16      $5 7/16
  Second quarter............................................    $ 6            $1 9/16
  Third quarter.............................................    $ 3 1/2        $1 19/32
  Fourth quarter............................................    $ 2            $ 7/16

Fiscal Year Ending December 31, 2001
  First quarter (through February 7, 2001)..................    $  45/64      $ 1/8

    On February 7, 2001, the last reported sale price of the shares as reported by the Nasdaq National Market was $.46875 per share.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our common stock and anticipate that all future earnings, if any, will be retained for the development of our business. The payment of dividends, if any, will be at the discretion of our board of directors and will depend upon factors such as future earnings, capital requirements, our financial condition, and general business conditions. Additionally, our financing arrangements limit our ability to pay dividends.

                               OTHER INFORMATION

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders may only offer to sell, and seek offers to buy, shares of our common stock in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 2000. You should read the information below with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

                                                              SEPTEMBER 30,
                                                                   2000
                                                              --------------
                                                               (UNAUDITED)
                                                              (IN THOUSANDS)
Cash and cash equivalents, net of bank overdrafts...........    $  12,244
                                                                =========
Current debt:
  Current maturities of long-term debt obligations(1).......      144,767
  Revolving lines of credit.................................       29,979
Long-term debt:
  Long-term obligations.....................................       37,932
Stockholders' equity (deficit):
  Common stock $.001 par value; authorized--100,000,000
    shares; issued and outstanding--58,084,868 shares.......           58
  Additional paid-in capital................................      366,309
  Deferred compensation.....................................       (1,224)
  Note receivable from stockholder..........................       (3,928)
  Accumulated other comprehensive income....................      (10,077)
  Accumulated deficit.......................................     (110,663)
                                                                ---------
Stockholders' equity........................................      240,475
                                                                ---------
Total capitalization........................................    $ 453,153
                                                                =========

------------------------

(1) Includes approximately $35 million owed to Nortel Networks.

    The number of shares outstanding excludes as of September 30, 2000:

    - 2,961,502 shares subject to options outstanding as of September 30, 2000, at a weighted average exercise price of $7.26 per share; and

    - 635,213 additional shares reserved for future issuance under our stock option plans as of September 30, 2000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table shows selected portions of our financial data. The selected historical consolidated statement of operations data and the selected historical consolidated balance sheet data for each of the years ended
December 31, 1995, 1996, 1997, 1998 and 1999, have been derived from our audited consolidated financial statements, some of which are included elsewhere in this prospectus. Those consolidated financial statements and the accompanying notes have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated statement of operations data and the selected consolidated balance sheet data for the nine month periods ended September 30, 1999 and 2000, are derived from our unaudited consolidated financial statements, which are included in this prospectus. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present the data for those periods fairly. Operating results for interim periods are not necessarily indicative of results for the full fiscal year.

    You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                                                 NINE MONTHS ENDED
                                                 FISCAL YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                     -------------------------------------------------------   ---------------------
                                       1995       1996       1997       1998         1999        1999        2000
                                     --------   --------   --------   ---------   ----------   ---------   ---------
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                (UNAUDITED)
Revenue............................  $66,964    $283,450   $434,086   $ 619,220   $1,061,774   $ 779,694   $ 733,725
Operating expenses:
  Cost of services (exclusive of
    depreciation and
    amortization)..................   50,300     244,153    374,504     523,621      925,206     676,213     638,123
  Selling, general and
    administrative expenses........   13,356      41,804     48,906      66,140      160,067     118,406      89,329
  Depreciation and amortization....      952       2,343      5,650      15,054       44,236      31,352      40,059
  Loss on impairment of goodwill...       --          --         --       2,604           --          --          --
  Merger expense...................       --          --        286       1,026        1,878       1,872          --
                                     -------    --------   --------   ---------   ----------   ---------   ---------
                                      64,608     288,300    429,346     608,445    1,131,387     827,843     767,511
                                     -------    --------   --------   ---------   ----------   ---------   ---------
Income (loss) from operations......    2,356      (4,850)     4,740      10,775      (69,613)    (48,149)    (33,786)
                                     -------    --------   --------   ---------   ----------   ---------   ---------
Other income (expense):
  Interest income..................       65         138        464       4,469        2,192       1,851         342
  Interest expense.................     (214)     (1,270)    (2,617)     (3,386)      (9,895)     (5,993)    (14,021)
  Legal settlements and expenses...       --        (100)    (1,653)         --           --          --          --
  Other............................      (97)        186        208        (304)       1,373        (653)      7,581
                                     -------    --------   --------   ---------   ----------   ---------   ---------
                                        (246)     (1,046)    (3,598)        779       (6,330)     (4,795)     (6,098)
                                     -------    --------   --------   ---------   ----------   ---------   ---------
  Income (loss) before provision
    (benefit) for income taxes.....    2,110      (5,896)     1,142      11,554      (75,943)    (52,944)    (39,884)
Provision (benefit) for income
  taxes............................       66         577      2,905       9,923      (12,096)     (8,696)     (5,174)
                                     -------    --------   --------   ---------   ----------   ---------   ---------
Net income (loss)..................  $ 2,044    $ (6,473)  $ (1,763)  $   1,631   $  (63,847)  $ (44,248)  $ (34,710)
                                     =======    ========   ========   =========   ==========   =========   =========
Basic and diluted earnings (loss)
  per share........................  $  0.10    $  (0.27)  $  (0.06)  $    0.04   $    (1.12)  $   (0.78)  $   (0.59)
Net cash provided by (used in)
  operating activities.............  $ 2,076    $ (2,847)  $ 11,476   $ (12,379)  $   40,138   $   7,135   $   5,393
Net cash (used) provided by
  investing activities.............   (1,123)    (10,403)   (31,157)   (100,986)     (58,297)    (49,497)      9,707
Net cash provided by (used in)
  financing activities.............     (839)     14,721     19,174     158,526         (991)     10,814     (28,869)
BALANCE SHEET DATA:
Working capital (deficit)..........  $(1,065)   $(10,913)  $  4,692   $  46,698   $ (197,921)  $(177,201)  $(178,908)
Total assets.......................   37,169      76,250    130,382     374,651      807,754     798,209     723,598
Total long-term liabilities, net of
  current portion..................    2,980       8,834     14,800      33,048       96,693      94,420      60,898
Accumulated deficit................   (6,294)    (12,077)   (13,737)    (12,106)     (75,953)    (56,354)   (110,663)
Stockholders' equity...............    6,614       9,986     40,615     195,591      278,054     299,166     240,475

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    This prospectus contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Exchange Act, as amended. Forward-looking statements are statements other than historical information or statements of current condition. Some forward looking statements may be identified by use of such terms as "believes," "anticipates," "intends," or "expects." These forward-looking statements relate to the plans, objectives and expectations of our future operations. In light of the risks and uncertainties inherent in all such projected operation matters, the inclusion of forward-looking statements in this report should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this prospectus as a result of numerous factors including among others, the following:

    - changes in customer rates per minute;

    - foreign currency fluctuations;

    - termination of certain service agreements or inability to enter into additional service agreements;

    - inaccuracies in our forecast of traffic growth;

    - changes in or developments under domestic or foreign laws, regulations, licensing requirements or telecommunications standards;

    - foreign political or economic instability;

    - changes in the availability of transmission facilities;

    - loss of a customer which provides us with significant revenues;

    - highly competitive market conditions in the industry;

    - concentration of credit risk; and

    - availability of long term financing.

    The foregoing review of the important factors should not be considered as exhaustive.

GENERAL

    We are a facilities-based international telecommunications company focused primarily on the international long distance telecommunications market. We provide competitively priced long distance telecommunication services to other telecommunications carriers located primarily in the U.S. and to consumer and commercial retail customers. We provide international long distance service to a number of foreign countries through a flexible network comprised of various foreign termination relationships, international gateway switches, leased and owned transmission facilities and resale arrangements with other long distance providers. Historically, we focused our operations on the wholesale international long distance market and grew our revenues rapidly by capitalizing on the deregulation of international telecommunications markets. In 1998 and 1999, we diversified our revenue base by investing significant capital in Germany and in certain other countries in Europe to capitalize on the opportunities presented by the deregulation of the European telecommunications industry, and by entering the U.S. retail and commercial long distance markets through various acquisitions.

    We installed our first international gateway switch in Los Angeles in June 1995 and initially recognized wholesale revenues through this switch in August 1995. A significant portion of our revenues in 1995 were generated by the commercial operations of our subsidiaries CEO Telecommunications, Inc. and AS Telecommunications, Inc.

    REVENUES. Prior to 1999, the majority of our revenues were generated by the sale of international long distance services on a wholesale basis to primarily domestic long distance providers. Due to the acquisition of PT-1
Communications, Inc. on February 4, 1999, our mix of wholesale and commercial traffic in 1999 reached approximately 50% wholesale and 50% commercial. We record revenues from the sale of long distance services at the time of customer usage. Our agreements with our wholesale customers are short-term in duration and the rates charged to customers are subject to change from time to time, generally with five days notice to the customer. Our commercial business segments are a mix of traditional "picked" retail and commercial customers, accompanied by a significant presence in the debit card and "dial around" business primarily as a result of the PT-1 acquisition.

    In the year ended December 31, 1999, North American wholesale revenues decreased by 12.1% over revenues for 1998. Over the same period to period comparison, North American minutes of wholesale use increased by 28.5%. The decline in North American wholesale revenues was offset by an increase in commercial revenues resulting from the acquisition of PT-1. There are a variety of reasons for the growth in our call volume, including the growth of our North American customer base, increased usage by existing North American customers, and increased capacity over our telecommunications network, with the addition of a number of switches and growth in available fiber optic lines.

    The growth in North American wholesale minutes has been accompanied by a corresponding decline in North American rates per minute. For example, for the year ended December 31, 1999, such rates declined by 32.3% from North American wholesale rates per minute in 1998. The decline in North American wholesale rates can be attributed to a number of factors, including a changing country mix that includes a growing number of minutes routed by us to lower rate per minute countries such as Mexico, Germany and the United Kingdom and, as the wholesale international long distance market continues to mature and evolve, a general downward trend in rates on competitive routes. Our pricing for wholesale minutes varies materially from customer to customer and is generally based on the time of day, the day of the week and the destination of the call. While we continue to route traffic to certain destinations at attractive rates, market conditions have forced us to reduce our overall wholesale rate per minute.

    Accordingly, prior management believed that the growth in our revenues would be generated almost entirely by diversifying our business into the commercial market. The general erosion in the rates per minute for North American wholesale traffic has partially offset the contribution to the increase of revenues made by such increased volume of North American commercial minutes. Through our acquisition of PT-1, we continued a high level of revenue growth in 1999.

    We completed our acquisition of T-One in March 1998. Revenues from T-One's operations for the periods set forth below were not material to our overall results of operations during such periods. We completed our acquisition of PT-1 on February 4, 1999. Revenues for PT-1 are not included for periods previous to this date, as the acquisition was accounted for as a purchase.

    COSTS OF SERVICES (EXCLUSIVE OF DEPRECIATION AND AMORTIZATION). We have pursued a strategy of attracting customers and building calling volume and revenue by offering favorable rates compared to other long distance providers. Prior management looked to lower costs of services (exclusive of depreciation and amortization) through the expansion of network facilities. Current management hopes to lower cost of services (exclusive of depreciation and amortization) by (1) continuing to utilize our information systems to route calls over cost-effective routes, (2) negotiating lower variable usage-based costs with domestic and foreign providers of transmission capacity and
(3) finding the most cost-effective long distance routes.

    Costs of services (exclusive of depreciation and amortization) include those costs associated with the transmission and termination of domestic and international long distance services. Currently, a majority of the transmission capacity we use is obtained on a variable, per minute basis. As a result, some of our current costs of services (exclusive of depreciation and amortization) are variable. Our contracts with our vendors provide that rates may fluctuate, with rate change notice periods varying from five days to one year, with certain of our longer term arrangements requiring us to meet minimum usage commitments in order to avoid penalties. Such variability and the short-term nature of many of the contracts subject us to the possibility of unanticipated cost increases and the loss of cost-effective routing alternatives. Each quarter management reviews the network cost of services accrual and adjusts the balance for resolved items. Costs of services (exclusive of depreciation and amortization) also include fixed costs associated with the leasing of network facilities.

    We began providing international long distance services to commercial customers in certain European countries, including Germany, in 1998. We began providing long distance service to commercial markets in the U.S. with the acquisition of CEO in November 1997. We continued our commercial expansion efforts through the acquisition of PT-1 in 1999. Our expansion into this market has also increased our risk of bad debt exposure and lead to higher overhead costs due to the staffing needs of retail customer service operations.

    Prices in the international long distance market have declined in recent years and we believe that prices are likely to continue to decline. Additionally, we believe that the increasing trend of deregulation of international long distance telecommunications will result in greater competition, which could adversely affect our revenue per minute. We believe, however, that the effect of such decreases in prices may be offset by increased calling volumes and decreased costs.

    OTHER OPERATING EXPENSES. Selling, general and administrative expenses consist primarily of personnel costs, advertising, tradeshow and travel expenses, commissions and consulting fees, as well as bad debt expense. These expenses have been increasing during 1999, which was consistent with our growth, accelerated expansion into Europe and investment in systems and facilities. We hope that our recent focus on cost-cutting measures, including employee layoffs and the discontinuation of money-losing operations, will reduce our operating expenses as a percentage of our revenue.

    FOREIGN EXCHANGE. Our revenues and cost of long distance services are sensitive to foreign currency fluctuations. A significant portion of our revenues and expenses has been denominated in currencies other than U.S. dollars, and changes in exchange rates may have a significant effect on our results of operations.

    FACTORS AFFECTING FUTURE OPERATING RESULTS. Our quarterly operating results are difficult to forecast with any degree of accuracy because a number of factors subject these results to significant fluctuations. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

    Our revenues, costs and expenses have fluctuated significantly in the past and are likely to continue to fluctuate significantly in the future as a result of numerous factors. Our revenues in any given period can vary due to factors such as:

    - call volume fluctuations, particularly in regions with relatively high per-minute rates;

    - the addition or loss of a major customer, whether through competition, merger, consolidation or otherwise;

    - the loss of economically beneficial routing options for the termination of our traffic;

    - financial difficulties of major customers;

    - discontinuation of money-losing operations;

    - pricing pressure resulting from increased competition; and

    - technical difficulties with or failures of portions of our network that impact our ability to provide service to, or bill, our customers.

    Our operating expenses in any given period can vary due to factors such as:

    - fluctuations in rates charged by carriers to terminate our traffic;

    - reductions in personnel;

    - increases in bad debt expense and reserves;

    - the timing of capital expenditures, and other costs associated with acquiring or obtaining other rights to switching and other transmission facilities; and

    - costs associated with changes in staffing levels of sales, marketing, technical support and administrative personnel.

    In addition, our operating results can vary due to factors such as:

    - changes in routing due to variations in the quality of vendor transmission capability;

    - loss of favorable routing options;

    - the amount of, and the accounting policy for, return traffic under operating agreements;

    - actions by domestic or foreign regulatory entities;

    - the level, timing and pace of our expansion in international and commercial market; and

    - general domestic and international economic and political conditions.

    Further, a substantial portion of transmission capacity we use is obtained on a variable, per minute and short-term basis, subjecting us to the possibility of unanticipated price increases and service cancellations. Since we do not generally have long term arrangements for the purchase or resale of long distance services, and since rates fluctuate significantly over short periods of time, our operating results are subject to significant fluctuations over short periods of time. Our operating results also may be negatively impacted in the longer term by competitive pricing pressures.

RECENT DEVELOPMENTS

    We have recently acquired the following companies and have taken the following actions:

    - On February 11, 2000, we entered into a transaction to merge our company with a subsidiary of World Access. Our efforts to satisfy all of the various conditions to the consummation of the merger led to the considerable distraction of our management team and our key employees, and our operations suffered materially. One of the fundamental conditions to the World Access merger was our disposition of virtually all of the assets of our subsidiary PT-1 to Counsel Communications, in accordance with the terms of an agreement dated June 6, 2000, as amended. Again, our former management team spent considerable time and effort to close the sale of the PT-1 assets. However, due to the failure of Counsel Communications to deliver the agreed upon consideration to us, we were not able to consummate that transaction. As a result, we could not satisfy the closing condition to the World Access merger and, on January 9, 2001, World Access terminated the merger agreement.

    - On January 10, 2001, our board of directors accepted the resignation of Christopher Edgecomb from his positions as our chief executive officer and the chairman of our board, and of Mary Casey from her positions as our president and secretary. The board then appointed Brett Messing as our chief executive officer and president, Timothy Sylvester as our executive vice president and general counsel and Allen Sciarillo as our chief financial officer. The board also appointed Mr. Messing as the chairman of our board and Paul Vogel as one of our directors.

    - On January 11, 2001, we received a letter from counsel to MCI WorldCom Network Services declaring us in default under our obligations to MCI WorldCom Network Services and demanding payment of approximately
      $97 million.

    - On January 25, 2001, we decided to cease operations in Germany and to begin the liquidation of our assets in Germany and Austria.

    - On January 25, 2001, we amended the workout agreement that we had previously entered into with MCI WorldCom Network Services and granted MCI WorldCom Network Services certain additional rights in connection with the debt that we owe to it, including the right to appoint a non-voting director to our board of directors and a right of first refusal with respect to our sale of a material portion of our assets or of shares of our capital stock. We also amended and restated various financial obligations to MCI WorldCom Network Services and delivered an amended and restated promissory note reflecting our obligations to MCI WorldCom Network Services.

    - On February 1, 2001, we sold substantially all of the assets of our PT-1 debit card division to IDT Netherlands B.V. (Puerto Rico Branch), a private limited liability company organized under the laws of The Netherlands. IDT Netherlands is a subsidiary of IDT Corporation. The sale included the assumption by IDT Corporation of PT-1's obligations with respect to unused minutes on phone cards in distribution. Additionally, IDT Corporation agreed to indemnify PT-1 for certain litigation liabilities or, under certain circumstances, to make an agreed amount of cash available to PT-1 to pay claims of other creditors. In connection with this sale, a subsidiary of IDT Corporation, IDT Investments, purchased approximately 2,400,000 shares of our common stock for an aggregate purchase price of $1 million.

    - On February 5, 2001, we issued to Gotel Investments three warrants to purchase an aggregate of 30,000,000 shares of our common stock from February 5, 2001 through the date which is six months from when the Securities and Exchange Commission declares the registration statement relating to this prospectus effective. The warrants are exercisable at prices of $.375, $.625 and $.875 per share, respectively. The exercise of all of these warrants by Gotel Investments would provide us with an infusion of up to $18.75 million of equity capital.

    - On February 7, 2001, we sold to IDT Investments approximately
      6,300,000 shares of our common stock. We also issued to IDT Investments a three year warrant to purchase approximately 3,400,000 additional shares of our common stock, exercisable at a price of $.833 per share, subject to adjustment for dilutive transactions. The shares of our common stock acquired by IDT Investments are in addition to IDT Investments' existing holdings of approximately 4.9% of our common stock, acquired by IDT Investments in open market purchases shortly after the appointment of our new management team. IDT Investments also entered into a standstill agreement that restricts it from obtaining more than an agreed upon amount of our outstanding common stock without our prior approval and has agreed to grant a voting proxy to Brett Messing, our chief executive officer, for the shares of common stock that it holds. Assuming exercise of the warrant, the investment by IDT Investments would provide us with an aggregate infusion of approximately $5.4 million of equity capital.

    The following table sets forth income statement data as a percentage of revenues for the periods indicated.

                                                                      FISCAL YEAR                        NINE MONTHS
                                                                         ENDED                              ENDED
                                                                      DECEMBER 31,                      SEPTEMBER 30,
                                                          ------------------------------------      ----------------------
                                                            1997          1998          1999          1999          2000
                                                          --------      --------      --------      --------      --------
Revenues............................................       100.0%        100.0%        100.0%          100%          100%

Operating Expenses:
  Cost of services (exclusive of depreciation and
    amortization)...................................        86.3          84.6          87.1          86.7          87.0
  Selling, general and administrative...............        11.3          10.7          15.1          15.2          12.2
  Depreciation and amortization.....................         1.3           2.4           4.2           4.0           5.5
  Loss on impairment of goodwill....................          --           0.4            --            --            --
  Merger expense....................................          --            --            --           0.2            --
                                                            98.9          98.3         106.6         106.2         104.6
                                                           -----         -----         -----         -----         -----
  Income (loss) from operations.....................         1.1           1.7          (6.6)         (6.2)         (4.6)
                                                           -----         -----         -----         -----         -----
Other income (expense):
  Interest income...................................          --           0.7           0.2           0.2            --
  Interest expense..................................        (0.6)         (0.5)         (0.9)         (0.8)         (1.9)
  Other.............................................        (0.3)           --          (0.1)         (0.1)          1.0
                                                           -----         -----         -----         -----         -----
                                                            (0.8)          0.1          (0.6)         (0.6)         (0.8)
                                                           -----         -----         -----         -----         -----
Income (loss) before benefit (provision) for income
  taxes.............................................         0.3           1.9          (7.2)         (6.8)         (5.4)
Benefit (provision) for income taxes................         0.7           1.6          (1.1)         (1.1)         (0.7)
                                                           -----         -----         -----         -----         -----
Net income (loss)...................................        (0.4)%         0.3%         (6.0)%        (5.7)%        (4.7)%
                                                           =====         =====         =====         =====         =====

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED
  SEPTEMBER 30, 2000

    REVENUES: Total revenues decreased 5.9% to $733.7 million in the first nine months of 2000 from $779.7 million in the first nine months of 1999. The decrease is primarily a result of rate and volume decreases in the North American wholesale operations from continued pricing pressures on competitive routes and our efforts to focus on higher margin countries. This decrease was partially offset by increases from the North American commercial dial around programs and the European operations due to increased minutes of use.

    Revenues from North American wholesale customers decreased 37.7% to $229.8 million in the nine months ended September 30, 2000 from $369.0 million in the nine months ended September 30, 1999. The decrease in revenues is the result of a decline in the average rate per minute and minutes of use in the nine months ended September 30, 2000 compared to the nine months ended
September 30, 1999. Additionally, North American wholesale revenue during the nine months ended September 30, 1999 included revenue from IRU direct financing leases, of which there was none in the nine months ended September 30, 2000. The average North American wholesale rate per minute of use declined 23.8% to $0.16 for the current nine month period ended September 30, 2000 as compared to $0.21 for the nine month period ended September 30, 1999. The decrease in rates reflects continued pricing pressures on competitive routes. Minutes of use generated by North American wholesale customers decreased 11.8% to 1.5 billion minutes in the first nine months of 2000, as compared to 1.7 billion minutes in the first nine months of 1999. The number of North American wholesale customers decreased to 213 at September 30, 2000 from 225 at September 30, 1999. The overall decline in the minutes of use in the nine months ended September 30, 2000 as compared to the nine months ended September 30, 1999 is primarily the result of increased competition in the wholesale market.

    North American commercial revenues increased 20.9% to $396.8 million in the first nine months of 2000 from $328.1 million in the first nine months of 1999. During the first quarter of 1999, we consummated the acquisition of PT-1, which diversified our revenue base with both prepaid calling cards and dial around programs. The increase in commercial revenues from the nine months ended September 30, 1999 to the nine months ended September 30, 2000 is primarily the result of increases in minutes of use generated by the dial around programs. Minutes of use generated by North American commercial customers increased 45.0% to 2.9 billion minutes in the first nine months of 2000, as compared to
2.0 billion minutes of use in the comparable nine month period of 1999. The average North American commercial rate per minute decreased 12.5% to $0.14 per minute in the first nine months of 2000 from $0.16 per minute in the first nine months of 1999, primarily due to continued competition on competitive routes.

    The first nine months of 2000 also includes revenues generated from our European operations, which increased 29.9% to $107.2 million, as compared to approximately $82.5 million in the first nine months of 1999. The increase is due primarily to an increase in the minutes of use of 64.3% from 1.4 billion in the first nine months of 1999 to 2.3 billion in the first nine months of 2000. The growth in minutes is a result of the increase in wholesale customers from September 30, 1999 to September 30, 2000 from approximately 153 to approximately 201, which is partially due to our expansion into the Swiss market in the fourth quarter of 1999. We recently terminated our German operations and expect a decline in European revenues to a nominal level.

    COST OF SERVICES (EXCLUSIVE OF DEPRECIATION AND AMORTIZATION): Total cost of services (exclusive of depreciation and amortization) decreased 5.6% to $638.1 million in the first nine months of 2000 from $676.2 million in the first nine months of 1999 and increased as a percentage of revenues for the same periods to 87.0% from 86.7%.

    Cost of services (exclusive of depreciation and amortization) from North American vendors decreased 11.3% to $538.6 million in the first nine months of 2000 from $607.5 million in the first nine months of 1999 and decreased as a percentage of North American revenues to 86.0% from 87.1%, respectively. The decline in cost of services (exclusive of depreciation and amortization) reflects the overall declining average cost per minute and decreases in minutes of use from the wholesale usage partially offset by the increase in minutes of use from the commercial usage generated by the dial around programs during the first nine months of 2000. The average cost per minute declined as a result of competitive pricing pressures.

    The first nine months of 2000 also includes cost of services (exclusive of depreciation and amortization) from the European operations, which increased 44.8% to $99.5 million, compared to $68.7 million in the first nine months of 1999 and increased as a percentage of European revenues to 92.8% from 83.2%, respectively. The increase in cost of services (exclusive of depreciation and amortization) from the European operations was attributable to increased usage and private line costs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: For the first nine months of 2000, total selling, general and administrative expenses, exclusive of merger expenses, decreased 24.6% to $89.3 million from $118.4 million in the first nine months of 1999 and decreased as a percentage of revenues to 12.2% from 15.2% over the comparable 1999 period. This significant improvement is a result of our continued cost saving efforts throughout our North American operations.

    North American selling, general and administrative expenses decreased 33.7% to $62.8 million in the first nine months of 2000 from $97.1 million in the first nine months of 1999. For the first nine months of 2000, North American selling, general and administrative expenses decreased as a percentage of North American revenues to 10.0% from 13.9% in the first nine months of 1999. The decrease is primarily a result of the elimination of redundant staff positions during the third quarter of 1999 after the PT-1 and UDN mergers, and our ongoing commitment to reduce operating expenses, which has resulted in decreased payroll, commission, advertising and promotion expenses during the first nine months of 2000 as compared to the first nine months of 1999.

    Selling, general and administrative expenses related to the European operations increased 24.4% to $26.5 million in the first nine months of 2000, from approximately $21.3 million in the first nine months of 1999. The increase is primarily a result of approximately a $4.0 million bad debt reserve associated with a wholesale carrier during the nine months ended September 30, 2000, as well as increases in compensation and rent expense for our switching facilities in Europe.

    DEPRECIATION AND AMORTIZATION: Depreciation and amortization expense increased 27.8% to $40.1 million for the first nine months of 2000 from $31.4 million for the first nine months of 1999, and increased as a percentage of revenues to 5.5% from 4.0% over the comparable period in the prior year. The increase is due primarily to significant asset additions in Europe in the fourth quarter of 1999 and as a result of our investment in domestic broadband capacity during 1999. Depreciation and amortization expense attributable to North American assets amounted to $28.7 million in the first nine months of 2000. European operations realized total depreciation and amortization expense of $11.4 million in the first nine months of 2000.

    LOSS FROM OPERATIONS: In the first nine months of 2000, loss from operations was $33.8 million compared to loss from operations of $48.1 million in the first nine months of 1999. Operating margin in the first nine months of 2000 was a negative 4.6% as compared to a negative 6.2% in the first nine months of 1999. The increase in operating margin from the first nine months of 1999 to the first nine months of 2000 is primarily the result of reduced North American wholesale and commercial selling, general and administrative expenses in 2000 and improved North American commercial gross profits, partially offset by the decrease in European gross profits and increases in selling, general and administrative expenses and depreciation and amortization expense in 2000.

    OTHER INCOME (EXPENSE): We reported other expense, net, of approximately $6.1 million in the first nine months of 2000, as compared to other expense, net, of $4.8 million for the first nine months of 1999. This is primarily due to interest expense of $14.0 million on our carrier notes payable, line of credit and capital lease obligations for operating equipment, foreign currency translation losses by our European operations of approximately $3.0 million, a loss of approximately $1.5 million on the disposal of a subsidiary of our European operations in the second quarter of 2000, and a $1.5 million loss on the disposal of our cable systems in 2000. This expense is offset by a gain of approximately $12.9 million on the sale of a foreign investment by our German subsidiary in 2000.

    BENEFIT FOR INCOME TAXES: We recorded a tax benefit of $5.2 million in the first nine months of 2000 due to operating losses compared to a tax benefit of $8.7 million in the first nine months of 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    REVENUES: Total revenues increased 71.5% to $1,061.8 million in the twelve months ended December 31, 1999 from $619.2 million in the twelve months ended December 31, 1998. The increase is primarily a result of the continued growth in the North American commercial operations due to the acquisition of PT-1, which contributed revenues from prepaid calling card and dial around programs, and the European operations.

    Revenues from North American wholesale customers decreased 12.1% to $465.8 million in the twelve months ended December 31, 1999 from $529.8 million in the twelve months ended December 31, 1998. North American wholesale revenues for the twelve months ended December 31, 1999 include broadband sales activity. Minutes of use generated by North American wholesale customers increased 28.5% to 2.1 billion minutes of use for the twelve months ended December 31, 1999, as compared to 1.7 billion minutes of use in the comparable period of the year prior. The increase in minutes of use reflects the continued growth in the number of North American wholesale customers to 241 at December 31, 1999, up from 151 customers at December 31, 1998, as well as an increase in usage by existing customers. The decrease in revenue for the twelve months ended December 31, 1999 resulted from a significant decline in rates per minute, as the average North American wholesale rate per minute of use declined approximately 32.3% to $0.21 for the current twelve month period as compared to $0.31 for the twelve month period ended December 31, 1998, reflecting continued lower prices on competitive routes. This decline is also attributable to a change in country mix that includes a larger proportion of lower rate per minute countries such as Mexico, Germany, the United Kingdom, Canada and Japan. The period to period decline in rate per minute was not a significant factor in the relative increase in minutes of use.

    North American commercial revenues increased over 680% to $471.5 million in the twelve months ended December 31, 1999 from $60.2 million in the comparable 1998 period. The growth is due primarily to the consummation of the PT-1 acquisition in the first quarter of 1999 which diversified our revenue base with both prepaid calling card and dial around programs. Minutes of use generated by North American commercial customers increased over 780% to 3.0 billion minutes in the twelve months ended December 31, 1999, as compared to 337.8 million minutes of use in the comparable twelve month period of the prior year. The average North American commercial rate per minute decreased approximately 11.1% to $0.16 per minute in the twelve months ended December 31, 1999 from $0.18 per minute in the twelve months ended December 31, 1998, primarily due to the increase in commercial usage from the prepaid calling card and dial around programs.

    The twelve months ended December 31, 1999 also includes revenues from the European operations which increased over 320% to $124.4 million, as compared to $29.2 million in the comparable twelve month period of 1998. We had twelve switches throughout Europe at December 31, 1999, as compared to five switches at December 31, 1998. Management believes that the prospects for growth in Europe remain strong as STAR Telecommunications Deutschland GmbH is fully utilizing its interconnect with Deutsche Telekom, as well as with other European PTTs. In addition, management expects continued growth in European revenues as we further expand into Austria and Switzerland.

    COST OF SERVICES (EXCLUSIVE OF DEPRECIATION AND AMORTIZATION): Total cost of services (exclusive of depreciation and amortization) increased 76.7% to $925.2 million in the twelve months ended December 31, 1999 from $523.6 million in the twelve months ended December 31, 1998 and increased as a percentage of revenues for the same periods to 87.1% from 84.6%.

    Cost of services (exclusive of depreciation and amortization) from North American vendors increased 66.5% to $817.0 million in the twelve months ended December 31, 1999 from $490.7 million in the comparable 1998 period and increased as a percentage of North American revenues to 87.2% from 83.2%, respectively. Cost of services (exclusive of depreciation and amortization) includes costs relating to broadband sales during the twelve months ended December 31, 1999. The growth in cost of services (exclusive of depreciation and amortization) reflects the increase in minutes of use from the commercial usage generated from prepaid calling card and dial around programs offset by an overall declining average cost per minute. The average cost per minute declined as a result of competitive pricing pressures, a larger proportion of lower cost per minute countries, as well as an increasing proportion of traffic routed over our proprietary network. Management believes that the average cost per minute will continue to decline as we expand our domestic and international network. Cost of services (exclusive of depreciation and amortization) for the twelve months ended December 31, 1999, were negatively impacted as a result of delays in delivery for domestic network capacity which resulted in redundant leased line costs. The majority of this capacity was delivered and accepted in the fourth quarter of 1999.

    The twelve months ended December 31, 1999 also includes cost of services (exclusive of depreciation and amortization) of $108.2 million generated from the European operations, as compared to $33.0 million in the comparable twelve months ended December 31, 1998. The increase in cost of services (exclusive of depreciation and amortization) from the European operations was attributable to increased usage and increased private line costs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: For the twelve months ended December 31, 1999, total selling, general and administrative expenses, exclusive of merger expenses of $1.9 million, increased over 142% to $160.1 million from $66.1 million in the twelve months ended December 31, 1998 and increased as a percentage of revenues to 15.1% from 10.7% over the comparable 1998 period. The increase is primarily a result of continued growth in our North American commercial and European operations.

    North American selling, general and administrative expenses increased by 128% to $126.2 million in the twelve months ended December 31, 1999 from $55.0 million in the comparable 1998 period. North American selling, general and administrative expenses increased as a percentage of North American revenues to 13.5% from 9.3%, respectively. The increase is primarily a result of PT-1 operating expenses subsequent to the acquisition, which include payroll, advertising, bad debt and other related expenses in connection with the expansion of the prepaid calling card and dial around programs. In addition, the increase is attributable to the sales force expansion and additional back office support personnel for our ALLSTAR Telecom division in the first and second quarters of 1999. The provision for bad debt expense increased $17.5 million from $7.6 million to $25.0 million for the twelve month period ending
December 31, 1999 as compared to the twelve month period ending December 31, 1998. As a percent of revenues bad debt expense increased from 1.2% in 1998 to 2.4% in 1999. This increase primarily related to a change in customer base. During 1998 approximately 90% of our revenue was derived from wholesale customers who tend to be larger telecommunications companies with greater financial resources and therefore represent minor credit risk. During 1999, we increased our retail business, primarily through our acquisition of PT-1 in February 1999. As a result, our retail revenues increased significantly during 1999 and represented approximately 43% of total revenues for the year. Our retail customers are smaller companies and pose greater credit risk. Management continually reviews credit and collections to determine the adequacy of the reserve for bad debts. As the mix of our customer base continues to move from wholesale to retail we expect this trend to continue.

    Selling, general and administrative expenses related to our European operations increased over 205% to $33.9 million in the twelve months ended December 31, 1999, from approximately $11.1 million in the comparable 1998 period. The increase reflects our commitment to continue expansion efforts in Europe by adding personnel to become a carrier in additional European countries and to expand our commercial sales force and back office support personnel in Germany.

    DEPRECIATION AND AMORTIZATION: Depreciation and amortization expense increased by 193.8% to $44.2 million for the twelve months ended December 31, 1999 from $15.1 million for the comparable 1998 period, and increased as a percentage of revenues to 4.2% from 2.4% over the comparable period in the prior year. The increase is primarily due to approximately $9.3 million of goodwill amortization expense resulting from the PT-1 acquisition. In addition, depreciation expense increased due to significant asset additions in Europe and the inclusion of the depreciation expense for the PT-1 assets. Depreciation expense also increased as a result of our investment in domestic broadband capacity during 1999. Depreciation and amortization attributable to North American assets amounted to approximately $32.9 million. European operations realized total depreciation and amortization of approximately $11.3 million. We expect depreciation and amortization expense to continue to increase as a percentage of revenues as we continue to expand our global telecommunications network.

    INCOME (LOSS) FROM OPERATIONS: For the twelve months ended December 31, 1999, loss from operations was $69.6 million as compared to income from operations of $10.8 million in the comparable 1998 period. Operating margin in the twelve months ended December 31, 1999 was a negative 6.6% as compared to a positive 1.7% in 1998. Operating margin decreased in the twelve months ended December 31, 1999 due primarily to significant rate compression in the wholesale market, goodwill amortization, and a $6.7 million retroactive rate adjustment imposed on us by a European telecommunications carrier. The
$6.7 million rate dispute arose when we were notified in April 1999 that the European carrier was imposing a retroactive rate increase effective
February 1999. We have accrued the amount but are in the process of negotiation. We do not expect any future retroactive rate adjustments. As previously discussed, relatively larger bad debt reserves were required as a result of the change in our customer base. We also experienced increases in payroll, commission, and operating expenses as a result of our expansion into commercial programs. In addition, our completion of two significant acquisitions in 1999 and approximately $1.9 million in merger expense contributed to the decline in operating margin in the twelve months ended December 31, 1999.

    OTHER INCOME (EXPENSE): We reported other expense, net, of $6.3 million for the twelve months ended December 31, 1999 as compared to other income, net, of approximately $779,000 for the comparable 1998 period. This increase is primarily due to an increase in interest expense to $9.9 million during the twelve months of 1999 from $3.4 million in the comparable period in 1998 due to interest incurred on borrowings from our line of credit and additional capital lease obligations for switches.

    During the twelve months ended December 31, 1998, we earned a substantial amount of interest on the proceeds from our May 1998 secondary equity offering. Therefore, interest income decreased to $2.2 million from $4.5 million for the periods ended December 31, 1999 and 1998, respectively.

    In addition, other income of $1.4 million reflects a $9.2 million gain from the sale of investments during the twelve month period ended December 31, 1999, which was partially offset by $7.8 million in other expense. Of the $7.8 million in other expense, $3.5 million related to the recognition of foreign currency translation losses and $2.9 million related to the amendment and termination of our credit facility with Foothill Capital Corporation.

    PROVISION (BENEFIT) FOR INCOME TAXES:  We recorded a tax benefit of
$12.0 million in the twelve months ended December 31, 1999 due to operating losses. The provision for income taxes for the twelve months ended December 31, 1998 was $9.9 million.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    REVENUES: Total revenues increased 42.6% to $619.2 million in 1998 from $434.1 million in 1997 primarily as a result of the continued growth in North American wholesale operations, as described below.

    Revenues from North American wholesale customers increased 40.9% to $529.8 million in 1998 from $376.0 million in 1997. Minutes of use generated by North American wholesale customers increased 60.3% to 1.7 billion minutes of use (including wholesale billed minutes of use to UDN) in 1998, as compared to 1 billion minutes of use (including wholesale billed minutes of use to UDN) in 1997. The increase in revenues and minutes of use reflects the growth in the number of North American wholesale customers from 105 in 1997 to 151 at the end of 1998, as well as an increase in usage by existing customers, primarily resulting from our expanding transmission capacity. The increase in revenues was partially offset by a decline in rates per minute, as the average North American wholesale rate per minute of use declined from $0.36 per minute in 1997 to $0.31 per minute in 1998, reflecting continued lower prices on competitive routes. The decline in rates per minute is also attributable to the change in country mix to include a larger proportion of lower rate per minute countries such as Mexico, Germany and the United Kingdom. The period to period decline in rates per minute was not a significant factor in the relative increase in minutes of use.

    North American commercial revenues increased 3.6% to $60.2 million in 1998 from $58.1 million in 1997 reflecting the continued success of new international rate plans that target ethnic markets for Latin America and the Pacific Rim. The average North American commercial rate per minute of use decreased from $0.26 per minute in 1997 to $0.18 per minute in 1998, reflecting the continued pricing pressures in the international market. Commercial minutes and average rates per minute do not include any revenue or minutes attributable to UDN, which amounts were negligible in 1998 and 1997. In 1998, revenues generated from European operations totaled $29.2 million.

    COST OF SERVICES (EXCLUSIVE OF DEPRECIATION AND AMORTIZATION): Total cost of services (exclusive of depreciation and amortization) increased 39.8% to $523.6 million in 1998 from $374.5 million in 1997 and decreased as a percentage of total revenues for the same periods to 84.6% from 86.3%.

    Cost of services (exclusive of depreciation and amortization) from North American wholesale vendors increased 35.1% to $453.2 million in 1998 from $335.5 million in 1997 and decreased as a percentage of North American wholesale revenues for the same periods to 85.5% from 89.2%. North American commercial cost of services (exclusive of depreciation and amortization) decreased 4.1% to $37.4 million in 1998 from $39.0 million in 1997 and decreased as a percentage of North American commercial revenues for the same periods to 62.1% from 67.1%. The year ended 1998 also includes cost of services (exclusive of depreciation and amortization) of $33.0 million generated from our European operations. The growth in cost of services (exclusive of depreciation and amortization) reflects the increase in minutes of use as well as an increase in leased private line cost offset by an overall declining average cost per minute. The average cost per minute declined as a result of changes in country mix to include a larger proportion of lower cost per minute countries, competitive pricing pressures as well as an increasing proportion of traffic routed over our proprietary network. In 1998 we had routes to 51 countries on our global network, up from 24 countries in 1997. Management believes that countries will continue to be added to our global network thereby contributing to an overall decline in cost per minute.

    SELLING, GENERAL AND ADMINISTRATIVE: In 1998, total selling, general and administrative expenses, (exclusive of merger costs of $1.0 million), increased 35.2% to $66.1 million from $48.9 million in 1997 and decreased as a percentage of revenues to 10.7% from 11.3% over the comparable periods, due primarily to an increased sales force, as described below. North American wholesale selling, general and administrative expenses increased 26.8% to $32.6 million in 1998 from $25.7 million in 1997 and decreased as a percentage of North American wholesale revenue to 6.2% from 6.8%, respectively.

    North American commercial selling, general and administrative expense increased 2.8% to $22.4 million in 1998 from $21.8 million in 1997 and remained flat as a percentage of revenues between the two periods. We expect North American commercial selling, general and administrative costs to increase as a percentage of revenues as additions to our sales force are hired to expand our North American commercial customer base.

    Selling, general and administrative expenses related to the European operations amounted to $11.1 million in 1998 and $1.4 million in 1997 reflecting the start up of new business efforts in Europe. We expect overall selling, general and administrative expenses to continue to grow as a percentage of revenues as we add personnel to staff our German operations and to initiate carrier operations in additional European countries.

    DEPRECIATION AND AMORTIZATION: In 1998, depreciation expense attributable to North American assets amounted to $11.1 million and European operations realized total depreciation of $4.0 million. In 1998, total depreciation increased as a percentage of revenues to 2.4% from 1.3% for 1997. Depreciation expense increased as a result of our continuing expansion of our proprietary international network, which includes purchases of switches, submarine cable and leasehold improvements associated with switch sites. We expect depreciation expense to continue to increase as a percentage of revenues as we continue to expand our global telecommunications network. As of July 1, 1998, we revised the remaining lives of certain operating equipment from five to ten years. This charge reduced depreciation expenses and increased income before income taxes by approximately $2.0 million.

    INCOME FROM OPERATIONS:  Income from operations increased 127.3% to
$10.8 million during 1998 from $4.7 million in 1997. Operating margin increased to 1.7% from 1.1%, respectively. Operating margin is expected to expand as we continue to diversify our revenue base and as traffic is migrated from leased facilities onto our owned network. Offsetting the declining cost of services on a per minute basis were the startup costs of launching operations in Europe and the expansion of the North American based commercial operations.

    OTHER INCOME (EXPENSE): Other income (expense), net, increased to approximately $779,000 in 1998 from a net expense of $3.6 million in 1997. Interest income grew to $4.5 million in 1998 from $464,000 in 1997 as a result of interest earned on investing proceeds from our secondary equity offering in May 1998. Interest expense increased to $3.4 million in 1998 from $2.6 million in 1997 in response to the additional capital leases for the financing of new switches.

    PROVISION FOR INCOME TAXES: The provision for income taxes increased to $9.9 million in 1998 from $2.9 million in 1997 primarily due to the increase in our profitability.

LIQUIDITY AND CAPITAL RESOURCES

    We have incurred significant operating and net losses over the past eight quarters. Several factors have contributed to this situation as we noted above. In particular, our prior management expanded our domestic network and made significant capital expenditures in our foreign subsidiaries, and as a result our depreciation expense has increased substantially over this period.

    As of September 30, 2000, we had cash and cash equivalents of approximately $12.2 million, short-term investments of $1.6 million, and a working capital deficit of $178.9 million.

    Cash provided by operating activities for the nine months ended September 30, 2000, totaled $5.4 million as compared with cash provided by operating activities of $7.1 million for the same period in 1999 reflecting increases in accounts payable offset by the use of cash to fund operating losses, increases in accounts receivables, and decreases in accrued network cost.

    Cash provided by investing activities for the nine months ended
September 30, 2000, totaled $9.7 million primarily as a result of the sale of investments of approximately $15.6 million. Cash received from the sale of investments was offset by capital expenditures of $4.5 million. Capital expenditures for the same period last year totaled $39.6 million as compared to capital expenditures for the nine months ended September 30, 2000, which related primarily to the continued development of our network. We do not anticipate additional capital investment in our network.

    Cash used in financing activities for the nine months ended September 30, 2000, totaled $28.9 million primarily reflecting additional borrowings under our line of credit offset by repayments of the line of credit, long-term debt and capital lease obligations. Our indebtedness at September 30, 2000 was approximately $177.6 million, of which $37.9 million was long-term debt and $139.7 million was short-term debt. Our debt is currently a combination of credit facility borrowings, capital leases for operating equipment and short-term notes payable to a carrier.

    As of September 30, 2000, we had $30 million outstanding on our $75 million receivables financing agreement, which bears interest at prime plus 2.0% and expires on November 30, 2001. This facility allows us to borrow up to $75 million based upon our eligible accounts receivable.

    On January 25, 2001, we entered into an amended and restated demand note with MCI WorldCom Network Services for approximately $97.3 million. The note is secured by substantially all of our assets, bears interest at 18% per annum and is due and payable upon the demand of MCI WorldCom Network Services. Similarly, on January 25, 2001, we entered into an amendment to our workout agreement with MCI WorldCom Network Services, pursuant to which we granted certain rights to MCI WorldCom Network Services, including the right to appoint a non-voting director to our board of directors and a right of first refusal with respect to our sale of a material portion of our assets or of shares of our capital stock.

    We and certain of our subsidiaries owe approximately $35 million to Nortel Networks and $30 million to Deutsche Leasing.

    Our recent sale of approximately 8,700,000 shares of common stock to IDT Investments, the anticipated exercise of a warrant to purchase approximately 3,400,000 shares of common stock by IDT Investments, and the exercise of warrants to purchase an aggregate of 30,000,000 shares of common stock by Gotel Investments could result in our raising an aggregate of approximately
$25 million, which we intend to use to fund our operations.

    We have been advised by our independent public accountants that, if prior to the completion of their audit of our financial statements for the year ended December 31, 2000 we are unable to demonstrate our ability to service our current debt obligations or to fund operations for the next twelve months, their auditors' report on those financial statements will be modified for the contingency related to our ability to continue as a going concern.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

    FOREIGN CURRENCY RISK. As a global enterprise, we face exposure to adverse movements in foreign currency exchange rates. Our foreign currency exposures may change over time as the level of activity in foreign markets grows and could have a material adverse impact upon our financial results. No material changes have occurred since December 31, 1999 that would impact our exposure to foreign currency risk.

    INTEREST RATE RISK. We have borrowings under our purchase of receivables facility and long-term debt for capital equipment. Some of these agreements are based on variable interest rates. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expense. No material changes have occurred since December 31, 1999 that would impact our exposure to interest rate risk.

    The following table presents the hypothetical impact on our financial results for changes in interest rates for the variable rate obligations we held at September 30, 2000. The modeling technique used measures the change in our results arising from selected potential changes in interest rates. Market rate changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points, or BPS, 100 BPS, and 150 BPS over a twelve month time horizon.

                        INTEREST RATE EXPOSURE ANALYSIS
  INCREASE OR (DECREASE) IN ANNUAL INTEREST EXPENSE DUE TO CHANGES IN INTEREST
                                     RATES
                                 (IN THOUSANDS)

DESCRIPTION                                50 BPS    100 BPS    150 BPS    (50) BPS   (100) BPS   (150) BPS
-----------                               --------   --------   --------   --------   ---------   ---------
Line of Credit..........................    $150       $300       $450      $(150)      $(300)      $(450)
Long Term Debt..........................    $285       $570       $855      $(285)      $(570)      $(855)

                                    BUSINESS

OVERVIEW

    We are a facilities-based international telecommunications company focused primarily on the international long distance telecommunications market. We provide competitively priced long distance telecommunication services to other telecommunications carriers located primarily in the U.S. and to consumer and commercial retail customers. We provide international long distance service to a number of foreign countries through a flexible network comprised of various foreign termination relationships, international gateway switches, leased and owned transmission facilities and resale arrangements with long distance providers. Historically, we focused our operations on the wholesale international long distance market and grew our revenues rapidly by capitalizing on the deregulation of international telecommunications markets. In 1998 and 1999, we diversified our revenue base by investing significant capital in Germany and in certain other countries in Europe to capitalize on the opportunities presented by the deregulation of the European telecommunications industry, and by entering the U.S. retail and commercial long distance markets through various acquisitions.

RECENT DEVELOPMENTS

    We have had a number of recent developments that have materially affected our business and operations, including the following:

    - On February 11, 2000, we entered into a transaction to merge our company with a subsidiary of World Access. Our efforts to satisfy all of the various conditions to the consummation of the merger led to the considerable distraction of our management team and our key employees, and our operations suffered materially. One of the conditions to the World Access merger was our disposition of virtually all of the assets of our subsidiary PT-1 to Counsel Communications, in accordance with the terms of an agreement dated June 6, 2000, as amended. Again, our former management team spent considerable time and effort to close the sale of the PT-1 assets. However, due to the failure by Counsel Communications to deliver the agreed upon consideration to us, we were not able to consummate that transaction. As a result, we could not satisfy the closing condition to the World Access merger and, on January 9, 2001, World Access terminated the merger agreement.

    - On January 10, 2001, our board of directors accepted the resignation of Christopher Edgecomb from his positions as our chief executive officer and the chairman of our board, and of Mary Casey from her positions as our president and secretary. The board then appointed Brett Messing as our chief executive officer and president, Timothy Sylvester as our executive vice president and general counsel and Allen Sciarillo as our chief financial officer. The board also appointed Mr. Messing as the chairman of our board and Paul Vogel as one of our directors.

    - On January 11, 2001, we received a letter from counsel to MCI WorldCom Network Services declaring us in default under our obligations to MCI WorldCom Network Services and demanding payment of approximately
      $97 million.

    - On January 25, 2001, we decided to cease operations in Germany and to begin the liquidation of our assets in Germany and Austria.

    - On January 25, 2001, we amended the workout agreement that we had previously entered into with MCI WorldCom Network Services and granted MCI WorldCom Network Services certain additional rights in connection with the debt that we owe to it, including the right to appoint a non-voting director to our board of directors and a right of first refusal with respect to our sale of a material portion of our assets or of shares of our capital stock. We also amended and restated various financial obligations to MCI WorldCom Network Services and delivered an amended and restated promissory note reflecting our obligations to MCI WorldCom Network Services.

    - On February 1, 2001, we sold substantially all of the assets of our PT-1 debit card division to IDT Netherlands B.V. (Puerto Rico Branch), a private limited liability company organized under the laws of The Netherlands. IDT Netherlands is a subsidiary of IDT Corporation. The sale included the assumption by IDT Corporation of PT-1's obligations with respect to unused minutes on phone cards in distribution. Additionally, IDT Corporation agreed to indemnify PT-1 for certain litigation liabilities or, under certain circumstances, to make an agreed amount of cash available to PT-1 to pay claims of other creditors. In connection with this sale, a subsidiary of IDT Corporation, IDT Investments, purchased approximately 2,400,000 shares of our common stock for an aggregate purchase price of $1 million.

    - On February 5, 2001, we issued to Gotel Investments three warrants to purchase an aggregate of 30,000,000 shares of our common stock from February 5, 2001 through the date which is six months from when the Securities and Exchange Commission declares the registration statement relating to this prospectus effective. The warrants are exercisable at prices of $.375, $.625 and $.875 per share, respectively. The exercise of all of these warrants by Gotel Investments would provide us with an infusion of up to $18.75 million of equity capital.

    - On February 7, 2001, we sold to IDT Investments approximately 6,300,000 shares of common stock. We also issued to IDT Investments a three year warrant to purchase approximately 3,400,000 additional shares of our common stock, exercisable at a price of $.833 per share, subject to adjustment for dilutive transactions. The shares of our common stock acquired by IDT Investments are in addition to IDT Investments' existing holdings of approximately 4.9% of our common stock, acquired by IDT Investments in open market purchases shortly after the appointment of our new management team. IDT Investments also entered into a standstill agreement that restricts it from obtaining more than an agreed upon amount of our outstanding common stock without our prior approval and has agreed to grant a voting proxy to Brett Messing, our chief executive officer, for the shares of common stock that it holds. Assuming exercise of the warrant, the investment by IDT Investments would provide us with an aggregate infusion of approximately $5.4 million of equity capital.

OUR OPERATIONS

    We own and operate an extensive global communications network of transoceanic cables, domestic and international fiber optic capacity and switching facilities. Historically, we expanded our network through significant capital investments in international fiber optic cable capacity. Due to our current cash flow difficulties, we will curtail similar capital investments for the foreseeable future. We do believe that ownership of our network allows us to provide high quality, competitively priced telecommunications services for the following reasons:

    - transmission costs are lower when we carry our traffic on-net on both domestic and international routes;

    - we have the ability to meet the needs of our customers who consistently demand large amounts of transmission capacity as well as those of smaller enterprises, which require less capacity or need it less frequently;

    - the network increases our flexibility in providing our customers with a single source for their international and domestic voice, data and Internet needs; and

    - we have the ability to sell, lease or swap network segments, further enhancing our ability to expand the reach of our network and/or reduce transmission costs.

    We market our services to large global carriers seeking lower rates, as well as to small and medium-sized long distance companies that do not have the critical mass to invest in their own international transmission facilities or to obtain volume discounts from the larger facilities-based telecom carriers. In the first quarter of 1999, we acquired PT-1 and the business base for our ALLSTAR Telecom and CEO Telecommunications operations. With these acquisitions, we began providing international and domestic long distance services to individual consumers and businesses. These commercial acquisitions provided us with a higher margin customer base and complemented our wholesale business by enabling us to maximize the use of available capacity on our network. At the same time, many of these operations were very expensive to run from a personnel expense standpoint and incurred a much greater bad debt expense than our wholesale business. Thus, we determined that, in an effort to reduce our operating deficit we would dispose of the pre-paid/debit card division of PT-1 and would seek to sell certain other aspects of our retail operations.

    We commenced our European operations in August 1997, after obtaining an operating license and activating a London-based switch earlier that year. We targeted North America and Europe for the immediate development of our network due to the economic stability and the rapid pace of deregulation in those regions as compared to other areas of the world. During the course of that expansion, we installed a number of telecommunications switches in Germany, and located international gateway switches in Vienna and Geneva. Due in large part to the demise of profit margins in Germany as a result of intense competition from Deutsche Telecom, among other parties, our European operations have been operating at a considerable deficit. Thus, we recently determined to cease operations in Germany and Austria and to begin the liquidation of the assets of those business units.

    In March 1998, our PT-1 subsidiary began offering dial around long distance services targeting its debit card customer base which has significant international long distance calling requirements. This method of long distance calling is referred to as dial around because customers are not required to change their pre-subscribed long distance carrier to use the service. Rather, the customer must enter a seven digit carrier identification code prior to dialing the long distance number to access our network through our carrier identification code of 1016868. We bill our dial around service primarily through billing and collection arrangements with local exchange carriers that already bill our dial around customers for monthly local exchange carrier services. We intend to maintain our dial around business segment and hope to grow and expand its operations in the second half of 2001.

STRATEGY

    Our objective is to consolidate our operations by focusing on those areas of our business that provide us with positive cash flow and by eliminating money-losing business segments and reducing the costs of our operations. The key elements of our strategy to achieve these goals include the following:

    FOCUS ON CORE BUSINESS UNITS. We intend to direct our efforts on those business segments that we believe will return the company to a cash flow positive position in the near future. To that end we will focus our limited capital resources on strengthening the dial around division of PT-1 and on redefining the scope of our wholesale long distance business.

    REDUCE OUR COST OF OPERATION. We will take aggressive steps to reduce the cost of running our business. To that end, in January and February 2001 we initiated the following actions:

    - we cut our work force in Santa Barbara by approximately 20% and began a rigorous review of other means to deploy our personnel more efficiently;

    - we disposed of the assets of the prepaid calling card/debit card division of PT-1 to IDT Corporation, cut our work force in New York by approximately 55% and plan to seek further means to reduce the cost of operation of that subsidiary; and

    - we determined that our operations in Germany were no longer supportable due to the significant operating losses that we were experiencing abroad and the resultant drain on cash flow, so we determined to shut down that business unit and liquidate its assets.

    RESOLVE DISPUTES WITH OUR CREDITORS. On January 11, 2001, counsel to MCI WorldCom Network Services informed us that, due to the termination of our planned merger with World Access, the $97 million of principal and interest that we owed to MCI WorldCom Network Services was due. Based on a number of discussions and negotiations with MCI WorldCom Network Services, on January 25, 2001, we entered into an amendment to the workout agreement that we had previously executed with MCI WorldCom Network Services. Under this amendment, we granted MCI WorldCom Network Services additional rights with respect to their review and analysis of our various business units, we agreed to allow a non-voting director of MCI WorldCom Network Services to sit on our board and on the boards of a number of our subsidiaries and we granted MCI WorldCom Network Services a right of first refusal with respect to our sale of a material portion of our assets or of shares of our capital stock. We also informally resolved our differences with Qwest Communications International regarding our payment of amounts due for the fiber optic cable that we purchased from them and from telecommunications traffic that we exchange with Qwest Communications International. We are also in continuing discussions with Deutsche Leasing, Nortel Networks and Chase Equipment Leasing to maintain our relationship with these vendors.

    SEEK SOURCES OF EQUITY CAPITAL. On February 5, 2001, we issued to Gotel Investments three warrants to purchase an aggregate of 30,000,000 shares of our common stock at purchase prices of $.375, $.625 and $.875 per share, respectively. On February 7, 2001, IDT Investments acquired approximately 6,300,000 shares of our common stock and we issued IDT Investments a three year warrant to purchase approximately 3,400,000 additional shares of our common stock at a price of $.833 per share, subject to adjustment for dilutive transactions. We intend to continue to seek sources of equity capital to invest in our business.

OUR NETWORK

    We currently operate an extensive global communications network of transoceanic cables, domestic and international fiber optic capacity and switching facilities. The network consists of:

    - a global backbone network connecting gateway switches in our principal service regions;

    - a domestic and international long distance network presence within certain countries in our principal service regions; and

    - a combination of owned and leased transmission facilities, termination arrangements and foreign carrier agreements.

    Our prior management built our network under the belief that the ownership of network assets was critical to becoming a high quality, competitively priced provider of communications services. The considerable capital cost of network construction and maintenance and the depressed values of capital facilities in the telecommunications marketplace has forced our current management team to rethink this approach. We are presently assessing various means to dispose of certain portions our network, including excess fiber optic capacity and underutilized switches, with a goal of reducing our obligations to our vendors.

    TRANSOCEANIC FIBER OPTIC CABLE SYSTEMS. Where our customer base has developed sufficient traffic, we have purchased and leased transoceanic fiber optic cable transmission capacity to connect to our various switches. We either purchase lines or lease lines on a monthly or longer-term basis at a fixed cost and acquire economic interests in transmission capacity through minimum assignable ownership units and Indefeasible Rights of Use, or IRU to international traffic destinations. Presently, we have capacity on approximately 20 transoceanic fiber optic cable systems through either ownership or IRUs. As we currently have a meaningful quantity of excess capacity, we will seek to dispose of a significant amount of our fiber optic cable to reduce our existing liabilities.

    SWITCHES AND POINTS OF PRESENCE. We have made substantial investments in switching infrastructure in the past three years. We made such purchases under the belief that the investment in switches would provide the network with a relatively low network cost base by reducing the need for transmission capacity between points on the network. Our network consists of 22 high capacity, carrier-grade Nortel Networks and Siemens Stromberg switches, including 12 international gateway switches and 10 domestic switches. We currently operate more than 150 points of presence within our principal service regions. We are presently assessing the traffic flow and usage of our switches and the usefulness of our multiple points of presence and may begin reducing our ownership of these capital intensive assets.

    TERRESTRIAL FIBER OPTIC CABLE SYSTEMS. We have made substantial investments in our terrestrial fiber network in the U.S. In September 1998, we entered into a 20-year agreement with Qwest to acquire OC-48, OC-12 and OC-3 transmission capacity on their U.S. Macro Capacity Fiber Network. Our prior management believed that this network would reduce our operating cost structure and provide improved service to customers on our high traffic routes. The rapidly declining cost of fiber optic cable capacity in the U.S. has made the ownership of fiber assets less desirable. Also, the amount of traffic carried on our network has not filled the significant available fiber capacity that we presently control. Thus, we are seeking ways to dispose of some of our excess fiber optic assets.

    TERMINATION ARRANGEMENTS. We offer international long distance telecommunications services to approximately 200 countries around the world. We seek to retain flexibility and maximize our termination opportunities by utilizing a continuously changing mix of routing alternatives, including alternative termination agreements, operating agreements and resale arrangements. Our strategy is based on our ability to enter into and maintain:
(1) operating agreements with post, telegraph and telephone operators, or PTTs, in countries that have yet to become liberalized so that we would then be permitted to terminate traffic in, and receive return traffic from, that country, (2) operating agreements with PTTs and emerging carriers in foreign countries whose telecommunications markets have been liberalized so we can terminate traffic in such countries, (3) resale agreements and transit and refile agreements to terminate our traffic in countries with which we do not have operating agreements so as to provide us with multiple options for routing traffic and (4) interconnection agreements with the PTT in each of the countries where we plan to have operating facilities so that we can terminate traffic in those countries.

SALES AND MARKETING

    NORTH AMERICA

    We market our services on a wholesale basis to other telecommunications companies through our direct sales force and marketing/account management. We reach our customers primarily through domestic and international trade shows and through relationships gained from years of experience in the telecommunications industry. We had 13 direct sales and marketing employees as of February 7, 2001. In the wholesale market, our sales and marketing employees utilize the customer specific usage reports and network utilization data generated by our information systems to negotiate agreements with customers and prospective customers and to respond to changing market conditions. We believe that we have been able to compete more effectively as a result of the personalized service and ongoing senior management-level attention that is given to each customer.

    In connection with our prior management's expansion into the North American commercial market, we began to market our domestic and international long distance services directly to individual consumers through two distinct marketing channels: prepaid calling cards and dial around services. We previously operated under the premise that prepaid calling cards and dial around services provided consumers with convenient, attractively priced alternatives to traditional pre-subscribed long distance services. PT-1 currently markets approximately 40 cards, primarily to markets with major immigrant and ethnic populations, such as New York, Los Angeles, Washington DC and Miami, that have substantial international long distance calling requirements. We recently sold all of the assets of PT-1's prepaid calling card business to a subsidiary of IDT Corporation and have exited that line of business. We intend to maintain our dial around business segment and hope to grow and expand its operations in the second half of 2001. We will consider expanding the sales and marketing efforts of that business unit to achieve our goals for 2001.

    EUROPE

    We had a European carrier sales team headquartered in Zurich, Switzerland responsible for sales to wholesale customers throughout Europe. We also had a reseller sales team with offices in Frankfurt, Germany, Vienna, Austria, and Geneva, Switzerland that was responsible for sales to switch-based and switchless resellers in their respective markets. During the course of our planned integration of our European sales team with the sales team of World Access, a number of our European sales and marketing employees resigned from their positions. Following the termination of our planned merger with World Access, we have not replaced these departed employees.

    In connection with our prior management's expansion into the European commercial market, we marketed our services to small- and medium-sized enterprises through a network of independent sales agents. We also utilized a direct sales force to approach larger corporate accounts. On January 25, 2001, we announced the termination of our operations in Germany and we do not intend to continue meaningful business activity in Europe following our liquidation of the assets of that business segment.

CUSTOMER SERVICE

    We strive to provide personalized customer service and believe that the quality of our customer service is one of our competitive advantages. In both the U.S. and Europe, our customer service and network management departments work together in order to minimize trouble resolution response time and maximize customer satisfaction. We also have a team of customer service representatives to handle our prepaid calling card and dial around businesses in the U.S. We believe that effective and convenient multilingual customer service is essential to attracting and retaining prepaid calling card customers. Our customer service center handles an average of 8,000 to 10,000 customer inquiries per day, including inquiries relating to prepaid calling card balances, prepaid calling card availability, rates, international calling service, billing and becoming a distributor. Following the sale of our PT-1 debit card business unit to a subsidiary of IDT Corporation, we will eliminate those aspects of PT-1 customer service dedicated to the prepaid calling card marketplace. We will, however, maintain our customer service group for our dial around business and, as we grow and expand that business unit, we will increase dial around customer service, as necessary.

MANAGEMENT INFORMATION AND BILLING SYSTEMS

    Our operations rely on information systems that include call data collection and call data storage linked to a proprietary reporting system. We also maintain redundant billing systems for rapid and accurate customer billing. Our switching facilities are linked to a proprietary reporting system, which we believe provides us with the means to determine the most cost-effective termination alternatives, monitor customer usage and manage gross margins by route. We are also able to ensure accurate and timely billing and to reduce routing errors.

    Our proprietary reporting software compiles call, price and cost data into a variety of reports that we can use to re-program our routes. The reporting software can generate the following reports as needed:

    - customer usage, detailing usage by country and by time period within country, in order to track sales and rapidly respond to any loss of traffic from a particular customer;

    - country usage, subtotaled by vendor or customer, which assists us with route and network planning;

    - vendor rates, through an audit report that allows management to determine which vendors have the lowest rates for a particular country in a particular time period;

    - vendor usage by minute, enabling us to verify and audit vendor bills;

    - dollarized vendor usage to calculate the monetary value of minutes passed to our vendors, which assists with calculating operating margin when used in connection with the customer reports; and

    - loss reports used to rapidly highlight routing alternatives that are operating at a loss as well as identifying routes experiencing substantial overflow.

NETWORK OPERATIONS AND TECHNICAL SUPPORT

    Our switching facilities are linked to a proprietary reporting system which permits management to determine the most cost-effective termination alternatives, monitor customer usage and manage gross margins by route. We have installed multiple redundancies into our switching facilities to decrease the risk of a network failure. For example, we employ both battery and generator power back-up and have installed hardware that automatically shifts the system to auxiliary power during a power outage, rather than relying on manual override. We have network control centers in Los Angeles which control our switches and monitor our U.S. network, and in Frankfurt which control our switches and monitor our European network. With the termination of our German operations, we will eliminate most of our Frankfurt-based network control center.

COMPETITION

    The international telecommunications industry is intensely competitive and subject to rapid change. Our competitors in the international wholesale switched long distance market include large, facilities-based multinational corporations and PTTs, smaller facilities-based providers in the U.S. and overseas that have emerged as a result of telecommunications deregulation, switched-based resellers of international long distance services and international joint ventures and alliances among such companies. International wholesale-switched long distance providers compete on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services. We also compete abroad with a number of dominant telecommunications operators that previously held various monopolies established by law over the telecommunications traffic in their countries. Additionally, the telecommunications industry is in a period of rapid technological evolution, marked by the introduction of competitive new product and service offerings, such as the utilization of the Internet for international voice and data communications. We are unable to predict which of many possible future product and service offerings will be important to maintain our competitive position or how much it will cost to develop and provide such products and services. We believe we compete favorably on the basis of price, transmission quality and customer service. The number of our competitors is likely to increase as a result of the new competitive opportunities created by the World Trade Organization Basic Telecommunications Agreement, or WTO agreement. Further, under the terms of the WTO agreement, the United States and the other 75 countries participating in the WTO agreement have committed to open their telecommunications markets to competition, foreign ownership and adopt measures to protect against anticompetitive behavior. As a result, we believe that competition will continue to increase, placing downward pressure on prices. This pressure could adversely affect our gross margins if we cannot reduce our costs commensurate with these price reductions.

    COMPETITION FROM DOMESTIC AND INTERNATIONAL COMPANIES

    AT&T, MCI WorldCom and Sprint currently generate a majority of the U.S. based international telecommunications services revenue. We also compete with other U.S. based and foreign long distance providers, including regional Bell operating companies, which presently have Federal Communications Commission authority to resell and terminate international telecommunication services. Many of these companies have considerably greater financial and other resources and more extensive domestic and international communications networks than we do. Our business would be materially adversely affected to the extent that a significant number of our customers limit or cease doing business with us for competitive or other reasons. Consolidation in the telecommunications industry will continue to create even larger competitors with greater financial and other resources, and could adversely affect us by reducing the number of potential customers for our services.

    COMPETITION IN THE COMMERCIAL MARKET

    In the prepaid calling card market, we compete with other providers of prepaid calling cards and with providers of commercial telecommunications services in general. Many of the largest telecommunications providers currently offer prepaid calling cards, in addition to other telecommunications services. We also compete with smaller, emerging carriers in the prepaid calling card commercial market, including IDT Corporation, RSL Communications, World Access and Primus Telecommunications. To the extent we begin providing services to customers outside the U.S. market, we may compete with other large telecommunications companies such as British Telecommunications in the U.K. and Deutsche Telekom in Germany. Our ability to compete effectively in the telecommunications services industry will depend in part upon our ability to develop products that appeal to increasingly specialized segments of the telecommunications services market.

GOVERNMENT REGULATION

    Our U.S. interstate and international telecommunications service offerings generally are subject to the regulatory jurisdiction of the Federal Communications Commission. Intrastate telecommunication services offered by us in the U.S. may also be subject to the jurisdiction of state regulatory authorities, commonly known as public utility commissions, or PUCs. Our telecommunications service offerings outside the U.S. are also generally subject to regulation by national regulatory authorities. In addition, U.S. and foreign regulatory authorities may affect our international service offerings as a result of the termination or transit arrangements associated therewith. U.S. or foreign regulatory authorities may take actions or adopt regulatory requirements which could adversely affect us. See "Risk Factors--Risk Factors Concerning Our Industry."

U.S. REGULATION

    Our business is subject to various U.S. laws, regulations, agency actions and court decisions. Our U.S. international telecommunications service offerings are subject to regulation by the Federal Communications Commission. The Federal Communications Commission requires international carriers to obtain authorization under Section 214 of the Communications Act of 1934 prior to providing international service to the public. Prior Federal Communications Commission approval is also required to transfer control of a certificated carrier. We are also subject to Federal Communications Commission policies and rules that regulate the manner in which international telecommunication services may be provided, including, for instance, the circumstances under which a carrier may provide international switched services using international private line facilities and under which it may route traffic through third countries to or from its final destination.

    The Communications Act and the Federal Communications Commission's rules and policies also impose certain other obligations on carriers providing international telecommunication services. These include the obligations to
(1) file at the Federal Communications Commission and to maintain tariffs containing the rates, terms, and conditions applicable to their services,
(2) file certain reports regarding international traffic and facilities,
(3) file certain contracts with correspondent carriers, (4) disclose affiliations with foreign carriers and significant foreign ownership interests, and (5) pay certain regulatory fees based upon, among other things, the carrier's revenues and ownership of international transmission capacity. The Federal Communications Commission is considering requiring international carriers to cancel their tariffs, which action may decrease our ability to price our services. See "Risk Factors--Risk Factors Concerning Our Industry."

    INTERNATIONAL SERVICES

    Federal Communications Commission rules require us to obtain prior Federal Communications Commission authorization to provide international services. We hold both facilities-based and resale international authorizations, including a global authorization that provides broad authority to offer switched and private line international services. We have filed tariffs for international services with the Federal Communications Commission, although we may in the future be required to cancel these tariffs. In recent years, the Federal Communications Commission rulemaking orders and other actions have lowered the entry barriers for new facilities-based and resale international carriers by streamlining the processing of new applications. In addition, the Federal Communications Commission's rules implementing the WTO agreement presume that competition will be advanced by the U.S. entry of facilities-based and resale carriers from WTO member countries, thus further increasing the number of potential competitors in the U.S. market and the number of carriers which may also offer end-to-end services.

    FEDERAL COMMUNICATIONS COMMISSION INTERNATIONAL PRIVATE LINE RESALE POLICY

    The Federal Communications Commission's international private line resale policy limits the conditions under which a carrier may connect international private lines to the public switched telephone network at one or both ends to provide switched services, commonly known as international simple resale. U.S. carriers are allowed to engage in international simple resale on any route where the U.S. carrier exchanges switched traffic with a foreign carrier that lacks market power. In addition, U.S. carriers are permitted to engage in international simple resale with any foreign carrier, regardless of market power, on any route for which the Federal Communications Commission has authorized the provision of international simple resale. The Federal Communications Commission will allow international simple resale between the U.S. and a WTO member country for which it has not previously authorized service upon a demonstration that (1) settlement rates for at least 50% of the settled U.S.-billed traffic between the U.S. and the proposed destination country are at or below the benchmark settlement rate adopted by the Federal Communications Commission, or (2) where such destination country affords resale opportunities equivalent to those available under U.S. law. Settled traffic refers to traffic subject to an accounting rate agreement between the U.S. and foreign carriers. An accounting rate is a per minute wholesale charge negotiated by international carriers for terminating traffic in either direction. Each carrier is paid a settlement rate for terminating traffic on its own network which ordinarily is one half of the accounting rate. The Federal Communications Commission will allow international simple resale between the U.S. and a non-WTO member country not previously authorized to provide service if both conditions summarized above are satisfied. As of February 7, 2001, the Federal Communications Commission has authorized international simple resale to the following countries: Argentina, Australia, Austria, Belgium, Brunei, Canada, Czech Republic, Denmark, Dominican Republic, Finland, France, Germany, Greece, Hong Kong, Hungary, Iceland, Ireland, Israel, Italy, Japan, Luxembourg, The Netherlands, Netherlands Antilles, Macau, New Zealand, Norway, Philippines, Poland, Singapore, Spain, Sweden, Switzerland, Trinidad & Tobago, United Arab

Emirates, the United Kingdom, and Uruguay. The Federal Communications Commission is currently reviewing U.S. carrier applications to engage in international simple resale on other routes, and upon grant of any application to a given country, the Federal Communications Commission's rules also would permit us to provide international simple resale service to that country.

    If international simple resale is not permitted on a route, absent prior Federal Communications Commission consent, U.S. facilities based international carriers must terminate switched telephone traffic in accordance with the international settlement policy which is primarily intended to deter foreign carriers with market power from discriminating amongst competing U.S. carriers by, for example, favoring the foreign carrier's U.S. affiliate. The international settlement policy requires that all U.S. carriers terminate traffic with a foreign carrier on equivalent terms and receive inbound traffic only in proportion to the volume of U.S. outbound traffic which they generate.

    If the Federal Communications Commission were to determine, by its own actions or in response to the filing of a third party, that any of our international simple resale arrangements violate its rules and regulations or our authorizations, the Federal Communications Commission could order us to terminate any non-conforming arrangements. In addition, we could be subject to a monetary forfeiture and to other penalties, including the revocation of our Federal Communications Commission authorizations to operate as an international carrier. Any such Federal Communications Commission action could have a material adverse effect upon our business, operating results and financial condition.

    FEDERAL COMMUNICATIONS COMMISSION INTERNATIONAL SETTLEMENT POLICY

    The Federal Communications Commission's international settlement policy places limits on the arrangements which U.S. international carriers may enter into with dominant foreign carriers for exchanging public switched telecommunications traffic, which the Federal Communications Commission terms international message telephone service. The policy does not apply to international simple resale services and does not apply to U.S. carrier agreements with non-dominant foreign carriers. The international settlement policy is primarily intended to deter dominant foreign carriers from discriminating among competing U.S. carriers by, for example, favoring the foreign carrier's U.S. affiliate. Absent Federal Communications Commission consent, the international settlement policy requires that the accounting rate applicable to a particular call be divided equally between the U.S. carrier and the corresponding foreign carrier such that the settlement rate for the call is identical for both the U.S. and the foreign carrier, and that U.S. carriers receive inbound traffic in proportion to the volume of U.S. outbound traffic which they generate. The international settlement policy does not apply to certain low cost routes where 50% or more of the U.S. billed traffic is settled at rates which are 25% or more below a Federal Communications Commission benchmark rate. Federal Communications Commission policies also prohibit a U.S. carrier from offering or accepting a special concession from a foreign carrier where the foreign carrier possesses sufficient market power on the foreign end of the route to affect competition adversely in the U.S. market. A special concession is defined by the Federal Communications Commission as an exclusive arrangement involving services, facilities or functions on the foreign end of a U.S. international route which are necessary for providing basic telecommunications, and which are not offered to similarly situated U.S. carriers authorized to serve that route. It is possible that the Federal Communications Commission could find that certain of our arrangements with foreign operators were or are inconsistent with the international settlement policy and that we have not requested prior Federal Communications Commission authority therefor. If the Federal Communications Commission were to determine by its own actions or in response to the filing of a third party that we have violated the international settlement policy, the Federal Communications Commission could order us to terminate any non-conforming arrangement. In addition, we could be subject to a monetary forfeiture and to other penalties, including revocation of our Federal Communications Commission authorizations to operate as an international carrier. Any such Federal Communications Commission action could have a material adverse effect upon our business, operating results and financial condition.

    The Federal Communications Commission's policies also require U.S. international carriers providing international message telephone service to negotiate and adopt settlement rates with foreign correspondents for international message telephone service which are at or below certain benchmark rates. We currently have international message telephone service operating agreements with certain foreign correspondents which provide for settlement rates above the Federal Communications Commission's prescribed benchmarks. We will negotiate in good faith to establish international message telephone service settlement rates with our foreign correspondents which satisfy the Federal Communications Commission's benchmarks but there can be no assurance that such negotiations will succeed. If we are unable to negotiate benchmark settlement rates with certain foreign correspondents, the Federal Communications Commission may intervene on its own action or in response to a filing by a third party. We are unable to predict the form which such intervention may take but it could disrupt our arrangement for transmitting traffic to certain countries or require us to suspend direct service to certain countries or require us to make alternative termination arrangements with certain countries, all of which could have a material adverse effect on our business, operating results and financial condition.

    FEDERAL COMMUNICATIONS COMMISSION POLICIES ON TRANSIT AND REFILE

    International switched telecommunication traffic is frequently routed indirectly via one or more third countries to its final destination. When such arrangements are mutually agreed upon, they are commonly based on a transit agreement under which settlement payments are made to all parties. In other cases, traffic may be sent to a third country and then forwarded or refiled for delivery to its final destination without the knowledge or consent of the destination carrier. We use both transit and refile arrangements to terminate our international traffic. The Federal Communications Commission routinely approves transit arrangements by U.S. international carriers. The Federal Communications Commission's rules also permit carriers to use international simple resale facilities in many cases to route traffic via a third country for refile through the public switched network. Notwithstanding the Federal Communications Commission's past rules, policies and statements regarding the scope of permissible transit and refile arrangements, the Federal Communications Commission could find by its own actions or in response to the filing of a third party, that certain of our transit or refile arrangements violate the international settlement policy or other Federal Communications Commission policies. In that event, the Federal Communications Commission could order us to terminate any non-conforming transit or refile arrangements. In addition, we could be subject to a monetary forfeiture and to other penalties, including revocation of our Federal Communications Commission authorizations to operate as an international carrier. Any such Federal Communications Commission action could have a material adverse effect on our business, operating results and financial condition.

    REPORTING REQUIREMENTS

    International telecommunication carriers also are required by the Federal Communications Commission's rules to file timely certain reports regarding international traffic and revenues, the ownership and use of international facilities, and their affiliates with foreign carriers. The Federal Communications Commission considers a U.S. carrier to be affiliated with a foreign carrier if one of them, or an entity that controls one of them, directly or indirectly owns more than 25% of the capital stock of, or controls, the other one. Capital stock includes all forms of equity ownership, including partnership interests. The Federal Communications Commission requires these reports so that, among other things, it may monitor the development of industry competition and the potential for a dominant foreign carrier to discriminate amongst U.S. carriers. We generally have filed said traffic, facilities and foreign affiliation reports. The Federal Communications Commission's rules require international telecommunication carriers to file at the Federal Communications Commission copies of their contracts with other carriers, including operating agreements, within 30 days of execution. The Federal Communications Commission by its own action or in response to the filing of a third party could determine that we have failed to meet certain of the foregoing filing and reporting requirements or that certain filings are deficient. In that event, we could be directed to remedy any asserted non-compliance; we could also be subject to a monetary forfeiture and to other penalties, and, although we believe that it would be largely unprecedented in such circumstances, and hence unlikely, the Federal Communications Commission could revoke our authorizations to operate as an international carrier. Any such Federal Communications Commission action could have a material adverse effect on our business, operating results and financial condition.

    REGULATORY FEES

    The Communications Act, and Federal Communications Commission rules and policies, impose certain fees upon carriers providing interstate and international telecommunication services. These fees are levied, among other things, to defray the Federal Communications Commission's operating expenses, to underwrite universal telecommunication service provided as a subsidy to schools and libraries for certain services, such as Internet access, and by other telecommunications users in areas of the U.S. where service costs are significantly above average, to fund the telecommunications relay service, which provides special options for hearing-impaired users, and to support the administration of telephone numbering plans.

    Carriers that provide domestic interstate and international services must pay an annual regulatory fee based on their interstate revenues; for the 1999 filing year, the fee was 0.12% of net revenue. International carriers that own international transmission capacity must also pay a fee for each international 64 kilobit per second equivalent circuit they operate; for the 1999 filing year, the fee was $7 per circuit. Carriers that provide, or that have an affiliate which provides, domestic interstate services to end users must pay a universal telecommunications service fee each month based upon the total estimated demand for U.S. universal service funding. If applicable, each carrier's share is approximately 5% of the carrier's annual end user revenues, including both domestic and international end user revenue, unless less than 8% of the carrier's end-user revenues comes from domestic interstate services, in which case only domestic revenues are counted. We generally offer our services only to other carriers that in turn provide services to end-users. Such carrier-to-carrier revenues are not subject to universal service fees, and thus we generally are not liable to pay universal service fees. U.S. interstate and international carriers must pay a percentage of their total revenue each year to support the North American Numbering Plan Administrator. The contribution rate is approximately 0.006% of net telecommunications revenue. U.S. carriers must pay a certain percentage of their domestic interstate revenues to support the Telecommunications Relay Services Fund. The contribution rate is approximately 0.04% of gross revenues. U.S. carriers must pay a percentage of their end-user revenue to support local number portability; that rate varies depending on the cost of the supported services and overall revenue for all carriers in different regions of the United States. Our local number portability payments would typically be minimal because most of our revenue comes from other carriers rather than end users. We have routinely paid the foregoing regulatory fees; however, we may owe approximately $150,000 in additional fees to satisfy our telecommunications relay service and annual regulatory fee obligations for the 1996 and 1997 filing years. The foregoing regulatory fees typically change annually. We cannot predict the future regulatory fees for which we may be liable. Said fees could rise significantly for us and amount to 5% or more of our gross international and interstate revenues if we are no longer exempt from paying universal service in the event we provide service directly to end-users, or because amendments to the Communications Act repeal the universal service fee exemption for revenues from connecting carriers. Because the international telecommunication services business is highly competitive, an increase in the regulatory fees that we must pay could impair our market position and have a material adverse effect on our business, operating results and financial condition.

    RECENT AND POTENTIAL FEDERAL COMMUNICATIONS COMMISSION ACTIONS

    The Federal Communications Commission has recently approved several industry mergers, including the Concert joint venture between the AT&T and BritishTelecom international carrier businesses, the mergers of Global Crossing and Frontier, LCI International and Qwest Communications International, SBC and Ameritech, Qwest and US West, GTE and Bell Atlantic, among others. In December 1999, the Federal Communications Commission authorized Bell Atlantic to begin originating U.S. long distance service, including international service, in New York State under Section 271 of the Communications Act. The Federal Communications Commission authorized SBC to offer originating U.S. long distance services in Texas in June 2000 and in Oklahoma and Kansas in January 2001 under
Section 271. Other applications for in region service under Section 271 are expected to be filed and approved by the Federal Communications Commission in 2000. The 1996 amendment to the Communications Act permits the Federal Communications Commission to forbear enforcement of the tariff provisions in the Act, which apply to all interstate and international carriers. A Federal Communications Commission order directed all domestic interstate carriers to detariff certain of their offerings, not including dial around calling. The Federal Communications Commission is considering extending its interstate detariffing policies to international services as well. In that event, we would have greater flexibility in pricing our service offerings although any such Federal Communications Commission action likely would grant other non-dominant international carriers equivalent freedom. The Federal Communications Commission routinely reviews the contribution rate for various levels of regulatory fees, including the rate for fees levied to support universal service, which fees may be increased in the future for various reasons, including the need to support the universal service programs mandated by the Communications Act. We cannot predict the net effect of these or other possible future Federal Communications Commission actions on our business, operating results and financial condition, although the net effect could be material.

STATE REGULATION

    STATE

    Our intrastate long distance telecommunications operations and those of our subsidiaries are subject to various state laws and regulations, including prior certification, notification, registration and/or tariff requirements. In certain states, prior regulatory approval is required for changes in control of telecommunications services and for certain types of financial transactions. The vast majority of states require us and our subsidiaries to apply for certification to provide intrastate telecommunications services, or at a minimum to register or to be found to be exempt from regulation, prior to commencing sale of intrastate services. Additionally, the vast majority of states require us or our subsidiaries to file and maintain detailed tariffs setting forth rates charged by us to our end-users for intrastate services. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certificated carriers and assignments of carrier assets, including customer bases, carrier stock offerings, and incurrence by carriers of significant debt. Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state laws and/or rules, regulations and policies of the state regulatory authorities. Fines and other penalties, including, for example, the return of all monies received for intrastate traffic from residents of a state in which a violation has occurred, may be imposed. In addition, some states have intrastate universal service fees which apply to intrastate revenues.

    We, along with our regulated subsidiaries, believe we have made the filings and taken the actions we believe are necessary to provide the intrastate services we currently provide to end-users throughout the U.S. We and/or our subsidiaries are qualified to do business as foreign corporations, and have received certification to provide intrastate telecommunications services in all states where certification is required, and have received approval for changes of control where such approvals are necessary. We and our subsidiaries are required to make periodic filings in order to maintain certificated status and remain qualified as foreign corporations.

FOREIGN REGULATION

    UNITED KINGDOM

    In the U.K., telecommunications services offered by us and through our affiliate, STAR Europe Ltd., are subject to regulation by various U.K. regulatory agencies. The U.K. generally permits competition in all sectors of the telecommunications market, subject to licensing requirements and license conditions. We have been granted a license to provide international services on a resale basis and STAR Europe has been granted a license to provide international services over its own facilities, which licenses are subject to a number of restrictions. Implementation of these licenses have permitted us to engage in cost-effective routing of traffic between the U.S. and the U.K. and beyond. We cannot assure you that future changes in the regulation of the services provided by STAR Europe or by STAR Europe's competitors in the U.K., most notably British Telecommunications plc, will not have a material adverse effect on our business operating results and financial condition.

    GERMANY

    In Germany, telecommunications services offered by us through our affiliate, STAR Telecommunications Deutschland GmbH, are subject to regulation by the Regulierungsbehorde fur Telekommunikation und Post, which is under the jurisdiction of the Ministry of Economy. Germany permits the competitive provision of international facilities-based and resale services. STAR Germany was granted a license for the provision of voice telephony on the basis of self-operated telecommunications networks in December 1997. Under this license, STAR Germany has installed telecommunications switching facilities in Dusseldorf, Frankfurt, Hamburg, Munich, Stuttgart, Berlin, Nuremberg and Hanover and is leasing connection transmission facilities between these switches and additional facilities. The network of STAR Germany will be used primarily for routing international telecommunications traffic between the U.S., the U.K., Germany and beyond. Our termination of operations in Germany will remove us from the regulatory oversight of these authorities.

EMPLOYEES

    As of February 1, 2001, we employed approximately 365 full-time employees. We are not subject to any collective bargaining agreements and we believe that we have a fair relationship with our employees.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table provides information about our executive officers and directors as of February 1, 2001:

NAME                                          AGE                     POSITIONS(S)
----                                        --------                  ------------
Brett S. Messing(1).......................     36      Chief Executive Officer, President and
                                                         Chairman of the Board
David Vaun Crumly.........................     37      Executive Vice President--Sales and
                                                       Marketing
Timothy F. Sylvester......................     41      Executive Vice President and General
                                                       Counsel
Allen J. Sciarillo........................     36      Chief Financial Officer
Mary A. Casey(1)(2).......................     38      Director
Gordon Hutchins, Jr.(3)...................     51      Director
John R. Snedegar(2)(3)....................     51      Director
Paul Vogel................................     43      Director

------------------------

(1) Member of Non-Executive Compensation Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

    BRETT S. MESSING became our chief executive officer, president and chairman of the board on January 10, 2001. Prior to that time, from July 2000
Mr. Messing served as chief executive officer of InterPacket Networks, Inc., a Santa Monica-based provider of high speed Internet access via satellite, until its acquisition by American Tower Corporation in December 2000. From
August 1999 to July 2000, Mr. Messing was a private investor. Mr. Messing served as a senior vice president of Merrill Lynch from April 1997 to July 1999 and as a vice president of Goldman Sachs from May 1990 to April 1997.

    DAVID VAUN CRUMLY has served as our executive vice president--sales and marketing since January 1996. Prior to that time, Mr. Crumly served as a consultant to us from November 1995 to January 1996, was vice president of carrier sales of Digital Network, Inc. from June 1995 to November 1995 and was director of carrier sales of WCT from June 1992 to June 1995. Prior to joining WCT, Mr. Crumly served in various sales and marketing capacities with Metromedia, a long-distance company, from September 1990 to June 1992 and with Claydesta, a long distance company, from May 1987 to September 1989.

    TIMOTHY F. SYLVESTER became one of our executive vice presidents and our general counsel on January 10, 2001. Prior to that time, from February 2000
Mr. Sylvester served as executive vice president--business and legal affairs of InterPacket Networks until its acquisition by American Tower Corporation in December 2000. From 1996 until he joined InterPacket Networks, he was a principal at Riordan & McKinzie, a law firm in Los Angeles, California.

    ALLEN J. SCIARILLO became our chief financial officer on January 10, 2001. Prior to that time, from July 1999 Mr. Sciarillo served as chief financial officer of InterPacket Networks until its acquisition by American Tower Corporation in December 2000. From October 1997 to June 1999, he served as chief financial officer of RSL Com USA, a division of RSL Com Ltd., a global facilities-based telecommunications carrier. Prior to joining RSL, Mr. Sciarillo was vice president and controller of Hospitality Worldwide Services, Inc. from July 1996 to October 1997. Mr. Sciarillo began his career at Deloitte & Touche where he later served as a senior auditor.

    MARY A. CASEY has been a director since co-founding us in September 1993. Ms. Casey served as our president between January 1996 and January 10, 2001 and as our secretary between September 1993 and January 10, 2001.

    GORDON HUTCHINS, JR. has served as one of our directors since January 1996. Mr. Hutchins has been president and chief executive officer of GH
Associates, Inc., a management consulting firm focused on the telecommunications and technology business sectors, since July 1989. He previously served in executive management positions with several major telecommunications companies. Mr. Hutchins also currently serves as a director of RateXchange Corporation, a company involved in the development and operation of an electronic, on-line exchange for the trading of telecommunications bandwidth.

    JOHN R. SNEDEGAR has served as one of our directors since January 1996.
Mr. Snedegar has been the chief executive officer of Micro General Corp. since April 1999. He served as chief executive officer of United Digital
Network, Inc. from June 1990 to April 1999. Mr. Snedegar is also a director of StarBase Corporation, a software development company, Micro General Corporation, a full service communications service provider, and Shopnow.com, an electronic commerce software company. Mr. Snedegar also serves as president of Kendall Venture Funding, Ltd., a reporting company in Alberta, Canada.

    PAUL VOGEL has served as one of our directors since January 10, 2001.
Mr. Vogel is the founder and chief executive officer of Atlantic Investors, a real estate investment firm. Mr. Vogel serves as a consultant to Goldman Sachs for several of its Whitehall Street Real Estate Funds. Mr. Vogel previously worked as a vice president at Goldman Sachs where he was head of acquisitions for the West Coast region.

BOARD COMPOSITION

    In accordance with the terms of our certificate of incorporation, the members of our board of directors are divided into three classes: class I, whose term will expire at the annual meeting of stockholders to be held in 2001;
class II, whose term will expire at the annual meeting of stockholders to be held in 2002; and class III, whose term will expire at the annual meeting of stockholders to be held in 2003. As a result of the failed merger with World Access, we will hold our 2000 annual meeting of stockholders in 2001. At the 2001 annual meeting of stockholders our class I and class III directors will be elected. Following these elections, the term of our class I directors will expire at the 2004 annual meeting of stockholders and the term of our class III directors will expire at the 2003 annual meeting of stockholders. The class I directors are Mr. Hutchins and Mr. Snedegar, the class II director is Ms. Casey, and the class III directors are Mr. Messing and Mr. Vogel. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. This classification of the board may have the effect of delaying or preventing changes in control or changes in our management.

    Each officer is elected by and serves at the discretion of our board. Each of our officers and directors, other than nonemployee directors, devotes substantially full time to our affairs. Our nonemployee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors and officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires our executive officers, directors and beneficial owners of more than 10% of our common stock to file reports of ownership and changes in ownership of our common stock with the Securities and Exchange Commission and to furnish us with copies of all Section 16 forms they file. We became subject to Section 16 in conjunction with the registration of our common stock under the Exchange Act effective June 12, 1997. Based solely on our review of the copies of such forms we received, or written representations from certain reporting persons that no reports on Form 5 were required for those persons, we believe that all individuals subject to Section 16 complied with all applicable Section 16 filing requirements during 2000.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation earned by our former chief executive officer and four other executive officers who earned, or would have earned, salary and bonus in excess of $100,000 for services rendered in all capacities to us and our subsidiaries for each of the fiscal years in the three-year period ended December 31, 2000. We refer to these individuals collectively as the STAR named officers.

                           SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION              LONG-TERM COMPENSATION
                                           ----------------------------------   ----------------------------
                                                                                SECURITIES
                                            FISCAL     SALARY         BONUS     UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                  YEAR       ($)            ($)      OPTIONS(#)   COMPENSATION($)
---------------------------                --------   --------       --------   ----------   ---------------
Christopher E. Edgecomb..................    2000     353,850             --          --              --
Former chief executive officer and
  chairman                                   1999     305,000         95,000          --              --
  of the board                               1998     360,000             --          --              --

Mary A. Casey............................    2000     240,000             --          --          10,413(1)
Former president and secretary               1999     292,000         95,000          --          10,413(1)
                                             1998     240,000             --          --          10,413(1)

David Vaun Crumly........................    2000     392,594(2)      83,000          --           7,723(1)
Executive vice president-sales and
  marketing                                  1999     338,901(3)      20,000     137,746           9,000(1)
                                             1998     351,005(4)          --       4,200           7,000(1)

James E. Kolsrud.........................    2000      35,385(5)          --          --          18,469(6)
Former executive vice
  president-operations                       1999     237,500         20,000      39,500           9,600(1)
  and engineering                            1998     200,833            354       4,200           9,600(1)

Kelly D. Enos............................    2000      75,000(7)          --          --          64,154(8)
Former chief financial officer               1999     180,000         20,000      10,000              --
                                             1998     160,833            259       4,200              --

------------------------

(1) Consists of a car allowance.

(2) Includes $212,594 of sales commissions.

(3) Includes $218,901 of sales commissions.

(4) Includes $231,005 of sales commissions.

(5) Mr. Kolsrud resigned on February 25, 2000.

(6) Includes $1,393 of car allowance and $17,076 in payment of cash value of accrued time off.

(7) Ms. Enos resigned on June 7, 2000.

(8) Includes $60,000 with respect to the forgiveness of a loan to her and $4,154 in payment of cash value of accrued time off.

    The following table contains information concerning the stock option grants made to each of the STAR named officers named below during the year ended December 31, 2000.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                        PERCENT OF
                                          TOTAL                                    POTENTIAL REALIZABLE VALUE OF
                           NUMBER OF     OPTIONS                                      ASSUMED ANNUAL RATES OF
                           SECURITIES   GRANTED TO                                 STOCK PRICE APPRECEIATION FOR
                           UNDERLYING   EMPLOYEES    EXERCISE PRICE                       OPTION TERM(1)
                            OPTIONS     IN FISCAL      PER SHARE      EXPIRATION   -----------------------------
NAME                       GRANTED(#)    YEAR(%)         ($/SH)          DATE          5%($)          10%($)
----                       ----------   ----------   --------------   ----------   -------------   -------------
Christopher E. Edgecomb..        --          --              --           --               --              --
Mary A. Casey............        --          --              --           --               --              --
David Vaun Crumly........    50,000        14.3%          $4.25        4/18/10       $223,125        $233,750
James E. Kolsrud.........        --          --              --           --               --              --
Kelly D. Enos............        --          --              --           --               --              --

------------------------

(1) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission. There can be no assurance provided to any STAR named officer or any other holder of our securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of our common stock appreciates over the option term, no value will be realized from the option grants made to the STAR named officer.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                   SHARES                                                  VALUE OF UNEXERCISED
                                  ACQUIRED                     NUMBER OF UNEXERCISED           IN-THE-MONEY
                                     ON           VALUE        OPTIONS AT FY-END(#)        OPTIONS AT FY-END($)
NAME                             EXERCISE(#)   REALIZED($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                             -----------   -----------   -------------------------   -------------------------
Christopher E. Edgecomb........          --            --    --/--                               --/--
Mary A. Casey..................          --            --    --/--                               --/--
David Vaun Crumly..............          --            --    94,433/122,101                      --/--
James E. Kolsrud...............          --            --    197,450/--                          --/--
Kelly D. Enos..................          --            --    188,450/--                          --/--

    No stock appreciation rights were exercised during 2000 nor were any outstanding at the end of that year.

DIRECTOR COMPENSATION

    Our non-employee directors receive $2,000 for each board meeting attended and $1,000 for each telephonic board meeting. In addition, each non-employee director is reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the board and its committees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The compensation committee of the board was formed in May 1996, and, in 2000, the members of the compensation committee were Mr. Hutchins and Mr. Snedegar. Neither of these individuals was at any time during the year ended December 31, 2000, or at any other time, our officer or employee. The non-executive compensation committee of the board was formed in 1997. During the year ended December 31, 2000, the members of the non-executive compensation committee were Mr. Edgecomb and Ms. Casey. Mr. Messing replaced Mr. Edgecomb on the non-executive compensation committee following Mr. Messing's appointment to our board in January 2001. No member of the compensation committee or the non-executive compensation committee served at any time during the year ended December 31, 2000 as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board, compensation committee or non-executive compensation committee. We refer to the compensation committee and the non-executive compensation committee collectively as the compensation committees. See "Related Party Transactions--Transactions with Outside Directors" for information regarding the interests of Mr. Snedegar and Mr. Hutchins in certain transactions and arrangements involving us.

1997 OMNIBUS STOCK INCENTIVE PLAN

    Our 1997 omnibus stock incentive plan was adopted by the board on January 30, 1997 as the successor to our 1996 supplemental option plan. We have issued and reserved for issuance an aggregate of 4,075,000 shares under the 1997 plan, comprised of (1) the 2,050,000 shares that were available for issuance under the supplemental plan, plus (2) an increase of 2,050,000 shares. As of February 1, 2001, 423,805 shares had been issued under both plans, options for 1,970,129 shares were outstanding (363,733 of which were granted under the supplemental plan) and options for 1,681,066 shares remained available for future grant. Outstanding options, including options granted under the supplemental plan, which expire or terminate prior to exercise, will be available for future issuance under the 1997 plan.

    Under the 1997 plan, employees, outside directors and consultants may be awarded options to purchase shares of our common stock, stock appreciation rights, restricted shares and stock units. Options may be incentive stock options designed to satisfy Section 422 of the Internal Revenue Code or nonstatutory stock options not designed to meet such requirements. Stock appreciation rights may be awarded in combination with options, restricted shares or stock units, and such an award may provide that the stock appreciation rights will not be exercisable unless the related options, restricted shares or stock units are forfeited.

    The 1997 plan may be administered by the board or the compensation committees as administrator. The administrator has the complete discretion to determine which eligible individuals are to receive awards, determine the award type, number of shares subject to an award, vesting requirements and other features and conditions of such awards, interpret the 1997 plan, and make all other decisions relating to the operation of the 1997 plan.

    The exercise price for options granted under the 1997 plan may be paid in cash or in outstanding shares of our common stock. Options may also be exercised on a cashless basis, by a pledge of shares to a broker or by promissory note. The payment for the award of newly issued restricted shares will be made in cash. If an award of stock appreciation rights, stock units or restricted shares from our treasury is granted, no cash consideration is required.

    The administrator has the authority to modify, extend or assume outstanding options and stock appreciation rights or may accept the cancellation of outstanding options and stock appreciation rights in return for the grant of new options or stock appreciation rights for the same or a different number of shares and at the same or a different exercise price.

    The board may determine that an outside director may elect to receive his or her annual retainer payments and meeting fees from us in the form of cash, options, restricted shares, stock units or a combination thereof. The board will decide how to determine the number and terms of the options, restricted shares or stock units to be granted to outside directors in lieu of annual retainers and meeting fees.

    Upon a change in control, the administrator may determine that an option or stock appreciation right will become fully exercisable as to all shares subject to such option or stock appreciation right. A change in control includes a merger or consolidation, certain changes in the composition of the board and an acquisition of 50% or more of the combined voting power of our outstanding stock. In the event of a merger or other reorganization, outstanding options, stock appreciation rights, restricted shares and stock units will be subject to the agreement of merger or reorganization, which may provide for the assumption of outstanding awards by the surviving corporation or its parent, their continuation by us (if we are the surviving corporation), accelerated vesting and accelerated expiration, or settlement in cash.

    The board may amend or terminate the 1997 plan at any time. Amendments may be subject to stockholder approval to the extent required by applicable laws. In any event, the 1997 plan will terminate on January 22, 2007, unless sooner terminated by the board.

1996 STOCK INCENTIVE PLAN

    Our 1996 Stock Incentive Plan was adopted by the board on January 22, 1996, and amended on March 31, 1996. We have issued and reserved for issuance an aggregate of 1,476,000 shares under the 1996 plan. As of February 1, 2001, 1,184,116 shares had been issued under the 1996 plan, options for 148,533 shares were outstanding and options for 143,352 shares remained available for future grant. Outstanding options which expire or terminate prior to exercise will be available for future issuance under the 1996 plan.

    Under the 1996 plan, employees, outside directors and consultants may be awarded options to purchase shares of our common stock. These options may be incentive stock options designed to satisfy Section 422 of the Internal Revenue Code or nonstatutory stock options not designed to meet such requirements.

    The plan is administered by the board or the compensation committees as administrator. The administrator has the complete discretion to determine which eligible individuals are to receive awards; determine the award type, number of shares subject to an award, vesting requirements and other features and conditions of such awards; interpret the 1996 plan; and make all other decisions relating to the operation of the 1996 plan.

    The exercise price for options granted under the 1996 plan may be paid in cash or, at the discretion of the administrator, in outstanding shares of our common stock. Options may also be exercised by delivery of an irrevocable direction to a broker to sell shares and deliver all or part of the sales proceeds in payment of the exercise price to us, by the proceeds of a loan secured by the shares or, at the discretion of the administrator, by full recourse promissory note.

    Upon a change in control, the board may determine that an option shall become fully exercisable as to all shares subject to such option. A change in control includes an acquisition of more than 50% of our stock outstanding immediately prior to such acquisition, a merger whereby our stockholders, immediately after consummation of such transaction, own equity securities possessing less than 50% of the voting power of the surviving or acquiring corporation and the sale or other disposition of all or substantially all of our assets. In the event that we merge with or into another entity in which our stockholders receive cash in exchange for their shares, the board may provide that, upon consummation of such merger, all then outstanding options shall automatically be converted into the right to receive cash in an amount equal to the difference, if any, between the price to be received by holders of our common stock for their shares and the respective exercise prices of the outstanding options. If a change in control occurs and the board does not determine that an option shall become fully exercisable, the exercisability of an option granted under the 1996 plan shall not be affected, except that any options held by an optionee whose employment with us is terminated other than for cause within one year of such change of control shall be deemed fully exercisable as of the date of such termination of employment.

    The board may amend or terminate the 1996 plan at any time. Any amendment which increases the number of shares which may be issued under the 1996 plan, materially increases the benefits accruing to persons eligible to purchase shares under the 1996 plan or materially modifies the requirements for eligibility under the 1996 plan shall not become effective unless and until approved by our stockholders. The 1996 plan shall expire on January 22, 2006, unless sooner terminated by the board.

1996 OUTSIDE DIRECTOR NONSTATUTORY STOCK OPTION PLAN

    Our 1996 Outside Director Nonstatutory Stock Option Plan was ratified and approved by the board as of May 14, 1996. We have issued and reserved for issuance an aggregate of 410,000 shares of our common stock under the director plan. As of February 1, 2001, 82,000 shares had been issued under the director plan, options for 71,500 shares were outstanding and options for 256,500 shares remained available for future grant. If an outstanding option expires or terminates unexercised, then the shares subject to such option will again be available for issuance under the director plan.

    Under the director plan, our outside directors may receive nonstatutory options to purchase shares of our common stock. The director plan is administered by the board or the compensation committee as administrator. The administrator has the discretion to determine which eligible individuals will receive options, the number of shares subject to each option, vesting requirements and any other terms and conditions of such options.

    The exercise price for options granted under the director plan will be at least 85% of the fair market value of our common stock on the option grant date, shall be 110% of the fair market value of our common stock on the option grant date if the option is granted to a holder of more than 10% of our common stock outstanding and may be paid in cash, check or shares of our common stock. The exercise price may also be paid by cashless exercise or pledge of shares to a broker.

    The administrator may modify, extend or renew outstanding options or accept the surrender of such options in exchange for the grant of new options, subject to the consent of the affected optionee.

    Upon a change in control, the board may accelerate the exercisability of outstanding options and provide an exercise period during which such accelerated options may be exercised. The board also has the discretion to terminate any outstanding options that had been accelerated and had not been exercised during such exercise period. In the event that we merge into another corporation in which holders of our common stock receive cash for their shares, the board may settle the option with a cash payment equal to the difference between the exercise price and the amount paid to holders of our common stock pursuant to the merger.

    The board may amend or terminate the director plan at any time. In any event, the director plan will terminate on May 14, 2006, unless sooner terminated by the board.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

    We entered into employment agreements with each of Ms. Casey, Ms. Enos and Mr. Kolsrud. Our employment agreement with Ms. Casey terminated on December 31, 2000, however, Ms. Casey remained an employee until her resignation on January 10, 2001. Our employment agreement with Ms. Enos terminated upon her resignation on June 7, 2000. Our employment agreement with Mr. Kolsrud terminated upon his resignation on February 25, 2000.

    In January 1996, we entered into an employment agreement with David Vaun Crumly pursuant to which Mr. Crumly became executive vice president--sales and marketing. The agreement provides for an annual salary of $10,000 per month with an annual increase, plus incentive bonuses tied to our gross revenues. The agreement also provides for a commission on certain of our accounts and an option to purchase 369,000 shares of our common stock at an exercise price of $0.73 per share.

    On August 26, 2000, we entered into a consulting arrangement with GH Associates, Inc., to obtain the services of Mr. Hutchins as managing director of PT-1. Under this arrangement, GH Associates is compensated at a rate of $20,000 per month for his services. This arrangement may be terminated by either party at any time upon 90 days prior written notice.

    We entered into a severance agreement with Ms. Casey as of January 10, 2001, pursuant to which Ms. Casey is compensated $40,000 per month for one year in connection with the termination of her employment. Ms. Casey also received vested options to acquire 400,000 shares of our common stock at an exercise price of $.50 per share.

    We entered into a severance and consulting agreement with Mr. Edgecomb as of January 10, 2001, pursuant to which Mr. Edgecomb will be issued an aggregate of 1,775,354 shares of our common stock in four equal installments, payable on each of February 10, 2001, May 10, 2001, August 10, 2001 and November 10, 2001 in connection with his engagement as a consultant and with the termination of his employment.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information known to us regarding the beneficial ownership of our common stock as of February 7, 2001, and as adjusted to reflect the sale of the common stock offered in the offering by:

    - each stockholder known by us to own beneficially more than 5% of our common stock;

    - each of our directors;

    - the STAR named officers for the year ended December 31, 2000;

    - each stockholder selling shares of our common stock in the offering; and

    - all of our directors and executive officers as a group.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after February 7, 2001 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.


    The percentage of common stock outstanding as of February 7, 2001 is based on 67,784,985 shares of common stock outstanding on that date. The percentage of common stock outstanding after the offering is based on 91,174,204 shares of common stock outstanding after the offering.



                                SHARES BENEFICIALLY
                                       OWNED               SHARES TO BE SOLD      SHARES BENEFICIALLY OWNED
                                BEFORE OFFERING(1)          IN THE OFFERING            AFTER OFFERING
                              -----------------------   -----------------------   -------------------------
            NAME                NUMBER     PERCENTAGE     NUMBER     PERCENTAGE      NUMBER      PERCENTAGE
            ----              ----------   ----------   ----------   ----------   ------------   ----------
Gotel Investments Ltd.(2)...  30,000,000      30.7%     20,000,000      60.4%      10,000,000        8.3%
IDT Investments, Inc.(3)....  15,006,236      21.1%     12,089,336      36.5%       2,916,900        3.1%
West Highland Capital(4)....   7,737,660      11.4%             --        --        7,737,660        8.5%
Samer Tawfik(5).............   6,708,717       9.9%             --        --        6,708,717        7.4%
DSAM Global Value Fund(6)...   3,163,081       4.7%             --        --        3,163,081        3.5%
APCC Services(7)............   1,000,000       1.5%      1,000,000         3%              --         --
Mary A. Casey(8)............   1,956,613       2.9%             --        --        1,956,613        2.1%
Christopher E. Edgecomb(9)..   1,285,988       1.9%             --        --        1,285,988        1.4%
David Vaun Crumly(10).......     803,936       1.2%             --        --          803,936          *
James E. Kolsrud(11)........     319,197         *              --        --          319,197          *
Gordon Hutchins(12).........     202,260         *              --        --          202,260          *
Kelly D. Enos(13)...........     151,059         *              --        --          151,059          *
John R. Snedegar(14)........      20,250         *              --        --           20,250          *
Brett Messing...............          --        --              --        --               --         --
Paul Vogel..................          --        --              --        --               --         --
All directors and executive
  officers as a group
  (8 persons)(15)...........   2,962,809       4.3%             --        --        2,962,809        3.2%


------------------------

* Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1) The address for each listed director and officer is c/o STAR Telecommunications, Inc., 223 East De La Guerra Street, Santa Barbara, California 93101. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of our common stock.

(2) Consists of 30,000,000 shares of our common stock issuable upon the exercise of warrants exercisable within 60 days of February 7, 2001.

(3) Consists of 11,616,987 shares of common stock and 3,389,249 shares of our common stock issuable upon the exercise of a warrant exercisable within 60 days of February 7, 2001.

(4) Represents 2,079,500 shares of our common stock held by West Highland Capital, Inc., 1,789,330 shares of our common stock held by Estero Partners, LLC, 2,079,500 shares of our common stock held by Lang H. Gerhard, 1,539,790 shares of our common stock held by West Highland Partners, L.P., and 249,540 shares of our common stock held by Buttonwood Partners, L.P., as reported by West Highland Capital, Inc. in its Schedule 13G filed with the Securities and Exchange Commission on February 11, 1999.

(5) As reported by Samer Tawfik in his Schedule 13D/A filed with the Securities and Exchange Commission on July 7, 2000.

(6) As reported by DSAM Global Value Fund in its Schedule 13G filed with the Securities and Exchange Commission on July 25, 2000.


(7) Represents shares issuable to APCC Services in partial payment of APCC Services' claim against our wholly owned subsidiary, PT-1, for unpaid payphone charges.


(8) Consists of 1,596,613 shares of our common stock and 400,000 shares of our common stock issuable upon the exercise of stock options exercisable within 60 days of February 7, 2001.

(9) Consists of 842,149 shares of our common stock and 443,839 shares of our common stock issuable to him within 60 days of February 7, 2001.
    Mr. Edgecomb disclaims beneficial ownership with respect to 4,100 shares of our common stock.

(10) Consists of 738,032 shares of our common stock and 65,904 shares of our common stock issuable upon the exercise of stock options exercisable within 60 days of February 7, 2001.

(11) Consists of 121,747 shares of our common stock and 197,450 shares of our common stock issuable upon the exercise of stock options exercisable within 60 days of February 7, 2001.

(12) Consists of 3,660 shares of our common stock and 198,600 shares of our common stock issuable upon the exercise of stock options exercisable within 60 days of February 7, 2001.

(13) Consists of 21,720 shares of our common stock and 130,139 shares of our common stock issuable upon the exercise of stock options exercisable within 60 days of February 7, 2001.

(14) Consists entirely of shares of our common stock issuable upon the exercise of stock options exercisable within 60 days of February 7, 2001.

(15) All directors and executive officers in office on February 7, 2001. Consists of 2,278,055 shares of our common stock and 684,754 shares of our common stock issuable upon the exercise of stock options exercisable within 60 days of February 7, 2001.

                           RELATED-PARTY TRANSACTIONS

TRANSACTIONS WITH OUTSIDE DIRECTORS

    During 1998, we invested $5.1 million in the common stock of PaeTec Communications, Inc., a competitive local exchange carrier. Our investment represented approximately 19% of PaeTec's equity outstanding at December 31, 1998. Arunas Chesonis, a former director, is a majority shareholder and the chief executive officer of PaeTec. During the third and fourth quarters of 1999, we sold substantially all of our interest for $14.3 million dollars. On
February 22, 2000, Arunas Chesonis resigned from our board.

    GH Associates, Inc., an affiliate of Mr. Hutchins, a director, provides management consulting services to us. For the nine months ended September 30, 2000, we paid this firm approximately $70,000 for general business consulting services relating to the telecommunications industry and for the performance of other tasks requested by our chief executive officer, president, and board. Mr. Hutchins' firm has entered into an arrangement with us whereby he is acting as the managing director of PT-1 and his firm is compensated $20,000 per month for his services.

    Mr Hutchins received stock options to purchase 200,000 shares of our common stock at an exercise price of $.125 in January 2001.

    Mr. Snedegar received stock options to purchase 200,000 shares of our common stock at an exercise price of $.125 in January 2001.

    Mr. Vogel received stock options to purchase 200,000 shares of our common stock at an exercise price of $.125 in January 2001.

    Ms. Casey received stock options to purchase 400,000 shares of our common stock at an exercise price of $.50 in January 2001.

TRANSACTIONS WITH EXECUTIVE OFFICERS

    For the year ended December 31, 1999, we provided $2.1 million in long distance services to PaeTec. PaeTec is a company in which Mr. Edgecomb is a member of the board of directors and approximately a 10% shareholder. During 1999, we purchased $43,000 in services from PaeTec.

    On April 12, 1999, we provided Ms. Enos, our former chief financial officer, with a revolving line of credit in the aggregate amount of approximately $111,000 at an annual interest rate of 8%. In May 2000, Ms. Enos repaid $51,294 and we forgave the balance of this debt.

    On April 12, 1999, we provided Mr. Kolsrud, our former executive vice president--operations and engineering, with a revolving line of credit in the aggregate amount of approximately $100,000 at an annual interest rate of 8%. Approximately $114,353 of this debt was outstanding at December 31, 2000.

    Ms. Enos received incentive stock options to purchase 10,000 shares of our common stock at an exercise price of $13.00 in February 1999.

    Mr. Crumly received incentive stock options to purchase 125,000 shares of our common stock at an exercise price of $8.88 in May 1999, incentive stock options to purchase 2,746 shares of our common stock at an exercise price of $16.39 in March 1999 and incentive stock options to purchase 10,000 shares of our common stock at an exercise price of $13.00 in January 1999.

    Mr. Kolsrud received incentive stock options to purchase 29,500 shares of our common stock at an exercise price of $4.91 in October 1999 and incentive stock options to purchase 10,000 shares of our common stock at an exercise price of $13.00 in February 1999.

    Mr. Edgecomb will be issued an aggregate of 1,775,354 shares of our common stock in four equal installments payable on each of February 10, 2001, May 10, 2001, August 10, 2001 and November 10, 2001.

    Mr. Messing received stock options to purchase 1,000,000 shares of our common stock at an exercise price of $.125 in January 2001.

    Mr. Sylvester, our executive vice president and general counsel, received stock options to purchase 500,000 shares of our common stock at an exercise price of $.125 in January 2001.

    Mr. Sciarillo, our chief financial officer, received stock options to purchase 500,000 shares of our common stock at an exercise price of $.125 in January 2001.

TRANSACTIONS WITH STOCKHOLDERS OWNING MORE THAN 5% OF OUR COMMON STOCK

    On February 1, 2001, we sold substantially all of the assets of our PT-1 debit card division to IDT Netherlands B.V. (Puerto Rico Branch), a private limited liability company organized under the laws of the Netherlands. IDT Netherlands is a subsidiary of IDT Corporation and the sale included the assumption by IDT Corporation of PT-1's obligations with respect to unused minutes on phone cards in distribution. Additionally, IDT Corporation agreed to indemnify PT-1 for certain litigation liabilities or, under certain circumstances, to make an agreed amount of cash available to PT-1 to pay claims of other creditors. In connection with this sale, a subsidiary of IDT Corporation, IDT Investments, purchased approximately 2,400,000 shares of our common stock for an aggregate purchase price of $1 million.

    On February 5, 2001, we issued to Gotel Investments three warrants to purchase an aggregate of 30,000,000 shares of our common stock from February 5, 2001 through the date which is six months from when the Securities and Exchange Commission declares the registration statement relating to this prospectus effective. The warrants are exercisable at prices of $.375, $.625 and $.875 per share, respectively. The exercise of all of these warrants by Gotel Investments would provide us with an infusion of up to $18.75 million of equity capital. Under the warrant purchase agreement no more than 12,800,000 shares, or an amount equal to 19.9% of our outstanding common stock, may be purchased by Gotel Investments on exercise of any warrant without the prior approval of our stockholders. In addition, Gotel Investments may not exercise a warrant if the exercise would result in Gotel Investments beneficially owning, as defined in the Exchange Act, more than 9.9% of our outstanding common stock on the date of exercise.

    On February 7, 2001, we sold to IDT Investments approximately 6,300,000 shares of common stock. We also issued to IDT Investments a three year warrant to purchase approximately 3,400,000 additional shares of our common stock, exercisable at a price of $.833 per share, subject to adjustment for dilutive transactions. The shares of our common stock acquired by IDT Investments are in addition to IDT Investments' existing holdings of approximately 4.9% of our common stock, acquired by IDT Investments in open market purchases shortly after the appointment of our new management team. IDT Investments also entered into a standstill agreement that restricts it from obtaining more than an agreed upon amount of our outstanding common stock without our prior approval and has agreed to grant a voting proxy to Brett Messing, our chief executive officer, for the shares of common stock that it holds. Assuming exercise of the warrant, the investment by IDT Investments would provide us with an aggregate infusion of approximately $5.4 million of equity capital. We also entered into a traffic agreement with IDT Investments, providing, among other things, for the exchange of minutes totaling $100 million over the next two years. Under the terms of the traffic agreement, IDT Investments advanced us $5 million on February 1, 2001.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our certificate of incorporation limits the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. We have also entered into or will enter into indemnification agreements with our officers and directors containing provisions that may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

    We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board, including a majority of the independent and disinterested outside directors on the board, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                          DESCRIPTION OF CAPITAL STOCK

    As of February 7, 2001, our authorized capital stock consisted of 100,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $.001 par value per share.

COMMON STOCK


    As of February 7, 2001, there were 67,784,985 shares of common stock outstanding held of record by approximately 280 stockholders, options to purchase an aggregate of 2,888,520 shares of common stock and warrants to purchase an aggregate of 33,389,249 shares of common stock. There will be 91,174,204 shares of common stock outstanding, assuming no exercise of outstanding options under our stock plans or warrants after February 7, 2001, after the closing of the offering.


    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

    As of February 7, 2001, there were no shares of preferred stock issued.

REGISTRATION RIGHTS

    Pursuant to the terms of a registration rights agreement, dated as of February 5, 2001, between Gotel Investments and us, Gotel Investments is entitled to certain rights with respect to the registration under the Securities Act of the shares of our common stock underlying the warrants that Gotel Investments acquired from us on February 5, 2001. We have included 20,000,000 of the 30,000,000 shares of our common stock in this registration statement and will register the additional 10,000,000 shares of our common stock for Gotel Investments if our stockholders increase our authorized capital stock at our next meeting of stockholders. All offering expenses in connection with registration will be borne by us, excluding underwriting discounts and commissions.

    Pursuant to the terms of an agreement, dated February 5, 2001, between APCC Services and us, APCC Services is entitled to certain rights with respect to the registration under the Securities Act of the 1,000,000 shares of our common stock that we issued to APCC Services in partial payment of PT-1's payphone compensation obligations to APCC Services. We have agreed to register the shares issued to APCC Services and, under our agreement, APCC Services may sell the shares of common stock at any time following the effectiveness of the registration statement relating to this prospectus.

    Pursuant to the terms of a registration rights agreement, dated as of February 7, 2001, between IDT Investments and us, IDT Investments is entitled to certain rights with respect to the registration under the Securities Act of all of the shares of our common stock that it acquired from us, or has a right to acquire, approximately 12,100,000 shares. On the written demand of IDT Investments, we are required to register the shares and IDT Investments is entitled to unlimited piggyback registration rights.

DELAWARE LAW AND THE EFFECT OF CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW
  PROVISIONS

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of
Section 203, an "interested stockholder" is defined to include any person that is:

    - the owner of 15% or more of our outstanding voting stock;

    - an affiliate or associate of ours and was the owner of 15% or more of our voting stock outstanding at any time within three years immediately prior to the relevant date; or

    - an affiliate or associate of the persons described in the foregoing bullet points.

    Stockholders may, by adopting an amendment to our certificate of incorporation or bylaws, elect for us not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203 of the Delaware General Corporation Law. It is anticipated that the provisions of
Section 203 of the Delaware General Corporation Law may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

    Our amended and restated certificate of incorporation provides that our stockholders may take action without a meeting only by unanimous written consent. The bylaws provide that special meetings of stockholders may be called by our president and must be called by our president or secretary at the request of a majority of the board of directors. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the purposes stated in the Notice of Special Meeting. Our amended and restated certificate of incorporation and bylaws are silent with respect to the nomination of persons for election to the board of directors.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation. The transfer agent's address and telephone number is 1745 Gardena Avenue, 2nd Floor, Glendale, California 91204, (818) 502-1404.

                              PLAN OF DISTRIBUTION

    The shares registered hereunder are being registered in connection with the issuance of shares by us upon the exercise of warrants, the resale of such shares by the selling stockholders and the resale of additional shares acquired from us by the selling stockholders. As used herein, "selling stockholders" includes donees and pledgees selling shares received from the named selling stockholders after the date of this prospectus. The selling stockholders may sell or distribute the shares being registered hereunder directly to purchasers as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions, which may involve crosses or block transactions:

    - on any exchange or in the over-the-counter market;

    - in transactions otherwise than in the over-the-counter market; or

    - through the writing of options, whether such options are listed on an options exchange or otherwise, on, or in settlement of short sale of the shares registered hereunder.

    The selling stockholders may also loan or pledge the shares registered hereunder to broker-dealers that in turn may sell such securities.

    Any of these transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholders or by agreement between the selling stockholders and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholders sell the shares registered hereunder to or through underwriters, brokers, dealers or agents, those underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares registered hereunder for whom they may act as agent. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved. Gotel Investments and any brokers, dealers or agents that participate in the distribution of the shares registered hereunder, may be considered underwriters, and any profit on the sale of the shares registered hereunder by them and any discounts, concessions or commissions received by any underwriters, brokers, dealers or agents may be considered underwriting discounts and commissions under the Securities Act.

    The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares registered hereunder, nor are there any underwriters or coordinating brokers acting in connection with the proposed sale of the shares registered hereunder by the selling stockholders.

    The selling stockholders have advised us that before or during the time that the selling stockholders are engaged in an attempt to sell shares registered hereunder, they will cause to be furnished to each person to whom the shares are being offered, and to each broker-dealer, if any, through whom the shares are being offered, the appropriate number of copies of this prospectus, as supplemented or amended, as may be required by such person. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

    We will not receive any of the proceeds from the selling stockholders' sale or distribution of the shares registered hereunder. We have agreed with the selling stockholders to indemnify each other against certain liabilities arising under the Securities Act. We have agreed to pay all expenses related to the selling stockholders' offer and sale of the shares registered hereunder to the public, other than selling commissions and fees.

    We have agreed to maintain the effectiveness of this registration statement for one hundred eighty (180) days. No sales may be made pursuant to this prospectus after that time unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of its effectiveness.

                                  MARKET DATA

    Market data used throughout this prospectus, including information relating to our relative position in the telecommunications industry, is based on the good-faith estimate of our management based upon their review of internal surveys, independent industry publications and other publicly available information. Although we believe that these sources are reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

                                 LEGAL MATTERS

    The validity of the common stock offered under this prospectus will be passed upon for us by Riordan & McKinzie, a Professional Law Corporation, Los Angeles, California.

                                    EXPERTS

    The financial statements included in this registration statement have been audited by Arthur Andersen, Independent Public Accountants, as indicated in their report, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

    Federal securities laws require us to file information with the Securities and Exchange Commission concerning our business and operations. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy this information at the following Securities and Exchange Commission locations:

Public Reference Room        New York Regional Office     Chicago Regional Office
450 Fifth Street, N.W.       Seven World Trade Center     Northwest Atrium Center
Room 1024                    Suite 1300                   500 West Madison Street
Washington, D.C. 20549       New York, New York 10048     Suite 1400
                                                          Chicago, Illinois

    You can get additional information about the operation of the Securities and Exchange Commission's public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site (HTTP://WWW.SEC.GOV) that contains our filings and the reports, proxy and information statements and other information regarding us. You can also inspect information about us at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

    This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission and omits certain information contained in the registration statement as permitted by the Securities and Exchange Commission. Additional information about us and our common stock is contained in the registration statement on Form S-1 of which this prospectus forms a part, including the exhibits and schedules. You can obtain a copy of the registration statement from the Securities and Exchange Commission at the address or web site listed above.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGES
                                                              --------
Report of Independent Public Accountants....................     F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................     F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1998 and 1999..........................     F-5
Consolidated Statements of Changes in Stockholders' Equity
  for the
  Years Ended December 31, 1997, 1998 and 1999..............     F-6
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999..........................     F-7
Notes to Consolidated Financial Statements..................     F-8
Condensed Consolidated Balance Sheets as of December 31,
  1999
  and September 30, 2000 (unaudited)........................    F-34
Condensed Consolidated Statements of Operations for the Nine
  Months Ended September 30, 1999 and 2000 (unaudited)......    F-35
Condensed Consolidated Statements of Cash Flows for the
  Nine Months Ended September 30, 1999 and 2000
  (unaudited)...............................................    F-36
Notes to Condensed Consolidated Financial Statements........    F-37

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
STAR Telecommunications, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of STAR TELECOMMUNICATIONS, INC. (a Delaware corporation) and Subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

STAR Telecommunications, Inc. has certain debt in excess of $130 million which is currently due or due on demand. If the noteholders begin proceedings to collect their debt, or amounts owed, they could force STAR
Telecommunications, Inc. to file for bankruptcy. See note 14 to the accompanying consolidated financial statements for a description of these items and related matters.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STAR Telecommunications, Inc. and Subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Los Angeles, California
April 14, 2000 (except with respect to the matters discussed in note 14, which is dated as of
            February 6, 2001)

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                           ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 47,297   $ 25,561
  Short-term investments....................................       835      1,482
  Accounts and notes receivable, net of allowance of $12,561 and $46,707 at December 31, 1998 and 1999,
    respectively............................................   100,235    167,403
  Receivables from related parties..........................       762      1,390
  Inventory.................................................        --      1,088
  Other receivables.........................................    23,017      2,478
  Prepaid expenses and other................................    14,295      9,838
  Deferred income taxes.....................................     6,269     25,846
                                                              --------   --------
    Total current assets....................................   192,710    235,086
                                                              --------   --------
PROPERTY AND EQUIPMENT:
  Operating equipment.......................................   158,811    351,605
  Leasehold improvements....................................    14,853     24,744
  Furniture, fixtures and equipment.........................    19,106     38,399
                                                              --------   --------
                                                               192,770    414,748

  Less accumulated depreciation and amortization............   (21,818)   (51,659)
                                                              --------   --------
                                                               170,952    363,089
                                                              --------   --------
OTHER ASSETS:
  Intangible assets, net....................................     2,497    200,582
  Other.....................................................     8,492      8,997
                                                              --------   --------
                                                                10,989    209,579
                                                              --------   --------
    Total assets............................................  $374,651   $807,754
                                                              ========   ========

                  STAR TELECOMMUNICATION, INC AND SUBSIDIARIES

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
            LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Revolving line of credit..................................  $ 19,330   $ 43,540
  Current portion of long-term debt.........................     2,085        486
  Current portion of capital lease obligations..............     8,567     18,042
  Accounts payable..........................................    43,989    159,920
  Taxes payable.............................................     1,640      3,361
  Related party payable.....................................     2,267      1,133
  Accrued network costs.....................................    51,262    147,672
  Other accrued expenses....................................    15,772     22,479
  Deferred revenue..........................................     1,100     36,374
                                                              --------   --------
    Total current liabilities...............................   146,012    433,007
                                                              --------   --------
LONG-TERM LIABILITIES:
  Capital lease obligations, net of current portion.........    29,407     49,324
  Deferred income taxes.....................................     2,991         --
  Other long-term liabilities...............................       650     47,369
                                                              --------   --------
    Total long-term liabilities.............................    33,048     96,693
                                                              --------   --------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Series A preferred stock, $.001 par value,
    authorized--5,000 shares; issued and
    outstanding--none.......................................        --         --
  Common stock, $.001 par value, authorized--100,000 shares;
    issued and outstanding--43,245 and 58,574 at
    December 31, 1998 and 1999, respectively................        43         58
  Additional paid-in capital................................   207,466    365,845
  Deferred compensation.....................................        --     (2,160)
  Note receivable from stockholder..........................        --     (3,714)
  Accumulated other comprehensive income (loss).............       188     (6,022)
  Accumulated deficit.......................................   (12,106)   (75,953)
                                                              --------   --------
    Total stockholders' equity..............................   195,591    278,054
                                                              --------   --------
      Total liabilities and stockholders' equity............  $374,651   $807,754
                                                              ========   ========

          See accompanying notes to these consolidated balance sheets.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997       1998        1999
                                                              --------   --------   ----------
REVENUES....................................................  $434,086   $619,220   $1,061,774
OPERATING EXPENSES:
  Cost of services (exclusive of depreciation and
    amortization)...........................................   374,504    523,621      925,206
  Selling, general and administrative expenses..............    48,906     66,140      160,067
  Depreciation and amortization.............................     5,650     15,054       44,236
  Loss on impairment of goodwill............................        --      2,604           --
  Merger expense............................................       286      1,026        1,878
                                                              --------   --------   ----------
                                                               429,346    608,445    1,131,387
                                                              --------   --------   ----------
    Income (loss) from operations...........................     4,740     10,775      (69,613)
                                                              --------   --------   ----------
OTHER INCOME (EXPENSES):
  Interest income...........................................       464      4,469        2,192
  Interest expense..........................................    (2,617)    (3,386)      (9,895)
  Legal settlements and expenses............................    (1,653)        --           --
  Other income (expense)....................................       208       (304)       1,373
                                                              --------   --------   ----------
                                                                (3,598)       779       (6,330)
                                                              --------   --------   ----------
    Income (loss) before provision (benefit) for income
      taxes.................................................     1,142     11,554      (75,943)

PROVISION (BENEFIT) FOR INCOME TAXES........................     2,905      9,923      (12,096)
                                                              --------   --------   ----------
NET INCOME (LOSS)...........................................  $ (1,763)  $  1,631   $  (63,847)
                                                              ========   ========   ==========
Basic and diluted income (loss) per share...................  $  (0.06)  $   0.04   $    (1.12)
                                                              ========   ========   ==========

            See accompanying notes to these consolidated statements.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED DECEMBER, 1997, 1998 AND 1999
                             (AMOUNTS IN THOUSANDS)

                                                                                                                 NOTE
                                       PREFERRED STOCK        COMMON STOCK       ADDITIONAL                   RECEIVABLE
                                     -------------------   -------------------    PAID-IN       DEFERRED         FROM
                                      SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL     COMPENSATION    SHAREHOLDER
                                     --------   --------   --------   --------   ----------   -------------   -----------
Balance, December 31, 1996.........    2,802      $ 3       25,511      $26       $ 22,152       $  (118)       $    --
  Net loss.........................       --       --           --       --             --            --             --
  Effect of CEO
    Telecommunications, Inc.
    terminating the S-corporation
    election.......................       --       --           --       --            (61)           --             --
  Effect of UDN's change in fiscal
    year end.......................       --       --          (37)      --         (1,916)           --             --
  Conversion of redeemable
    preferred stock to common
    stock..........................   (2,802)      (3)       1,868        2              1            --             --
  Initial public offering of common
    stock..........................       --       --        8,097        8         30,936            --             --
  Private placement................       --       --           49       --          1,740            --             --
  Exercise of stock options........       --       --          493       --            496            --             --
  Exercise of warrants.............       --       --           10       --            384            --             --
  Conversion of debenture..........       --       --           37       --            500            --             --
  Compensation expense relating to
    stock options..................       --       --           --       --             --            88             --
  Tax benefit from non-qualified
    stock options..................       --       --           --       --            114            --             --
  Cash distributions to
    stockholders...................       --       --           --       --             --            --             --
                                      ------      ---       ------      ---       --------       -------        -------

Balance, December 31, 1997                --       --       36,028       36         54,346           (30)            --
  Comprehensive income:
    Net income.....................       --       --           --       --             --            --             --
    Foreign currency translation
      adjustment...................       --       --           --       --             --            --             --
  Comprehensive income.............       --       --           --       --             --            --             --
  Secondary public offering of
    common stock...................       --       --        5,685        6        144,705            --             --
  Exercise of stock options........       --       --        1,533        1          2,506            --             --
  Exercise of warrants.............       --       --           25       --            274            --             --
  Cancellation of escrow shares....       --       --          (26)      --             --            --             --
  Compensation expense relating to
    stock options..................       --       --           --       --             --            30             --
  Tax benefit from non-qualified
    stock options..................       --       --           --       --          5,635            --             --
                                      ------      ---       ------      ---       --------       -------        -------

Balance, December 31, 1998                --       --       43,245       43        207,466            --             --
  Comprehensive income:
    Net loss.......................       --       --           --       --             --            --             --
    Foreign currency translation
      adjustment...................       --       --           --       --             --            --             --
  Comprehensive loss...............       --       --           --       --             --            --             --
  PT-1 acquisition.................       --       --       15,050       15        153,563            --         (3,559)
  Shares reserved for PT-1
    distributors...................       --       --           --       --          2,803        (2,803)            --
  Exercise of stock options........       --       --          279       --            716            --             --
  Compensation expense relating to
    distributor shares.............       --       --           --       --             --           643             --
  Interest on note receivable from
    stockholder....................       --       --           --       --             --            --           (155)
  Tax benefit from non-qualified
    stock options..................       --       --           --       --          1,297            --             --
                                      ------      ---       ------      ---       --------       -------        -------

Balance, December 31, 1999.........       --       --       58,574      $58       $365,845       $(2,160)       $(3,714)
                                      ======      ===       ======      ===       ========       =======        =======

                                      ACCUMULATED
                                         OTHER
                                     COMPREHENSIVE    ACCUMULATED
                                         INCOME         DEFICIT       TOTAL
                                     --------------   ------------   --------
Balance, December 31, 1996.........          --         $(12,077)    $  9,986
  Net loss.........................          --           (1,763)      (1,763)
  Effect of CEO
    Telecommunications, Inc.
    terminating the S-corporation
    election.......................          --               61           --
  Effect of UDN's change in fiscal
    year end.......................          --            1,100         (816)
  Conversion of redeemable
    preferred stock to common
    stock..........................          --               --           --
  Initial public offering of common
    stock..........................          --               --       30,944
  Private placement................          --               --        1,740
  Exercise of stock options........          --               --          496
  Exercise of warrants.............          --               --          384
  Conversion of debenture..........          --               --          500
  Compensation expense relating to
    stock options..................          --               --           88
  Tax benefit from non-qualified
    stock options..................          --               --          114
  Cash distributions to
    stockholders...................          --           (1,058)      (1,058)
                                        -------         --------     --------
Balance, December 31, 1997                   --          (13,737)      40,615
  Comprehensive income:
    Net income.....................          --            1,631        1,631
    Foreign currency translation
      adjustment...................     $   188               --          188
  Comprehensive income.............         188            1,631        1,819
  Secondary public offering of
    common stock...................          --               --      144,711
  Exercise of stock options........          --               --        2,507
  Exercise of warrants.............          --               --          274
  Cancellation of escrow shares....          --               --           --
  Compensation expense relating to
    stock options..................          --               --           30
  Tax benefit from non-qualified
    stock options..................          --               --        5,635
                                        -------         --------     --------
Balance, December 31, 1998                  188          (12,106)     195,591
  Comprehensive income:
    Net loss.......................          --          (63,847)     (63,847)
    Foreign currency translation
      adjustment...................      (6,210)              --       (6,210)
  Comprehensive loss...............      (6,210)         (63,847)     (70,057)
  PT-1 acquisition.................          --               --      150,019
  Shares reserved for PT-1
    distributors...................          --               --           --
  Exercise of stock options........          --               --          716
  Compensation expense relating to
    distributor shares.............          --               --          643
  Interest on note receivable from
    stockholder....................          --               --         (155)
  Tax benefit from non-qualified
    stock options..................          --               --        1,297
                                        -------         --------     --------
Balance, December 31, 1999.........     $(6,022)        $(75,953)    $278,054
                                        =======         ========     ========

            See accompanying notes to these consolidated statements.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997       1998        1999
                                                              --------   ---------   ---------
Cash flow from operating activities:
  Net income (loss).........................................  $ (1,763)  $   1,631   $ (63,847)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
  Depreciation and amortization.............................     5,650      15,054      44,236
  Loss on impairment of goodwill............................        --       2,604          --
  Gain on investments.......................................        --          --      (9,953)
  Compensation expense relating to stock options............        88          30         643
  Provision for doubtful accounts...........................    13,770       7,477      25,003
  Deferred income taxes.....................................    (3,699)        421      (2,014)
  Proceeds from factoring of trade receivables, net.........     2,092          --          --
  Other.....................................................        79         107          --
Decrease (increase) in assets, net of acquisitions:
  Accounts and notes receivable.............................   (24,320)    (61,510)   (105,573)
  Related party receivable..................................        99        (721)        (79)
  Other receivables.........................................    (1,914)    (20,428)     10,184
  Prepaid expenses and other assets.........................    (1,853)     (8,757)        286
  Deposits..................................................      (425)       (558)      1,254
Increase (decrease) in liabilities, net of acquisitions:
  Accounts payable..........................................      (593)     23,913      59,304
  Taxes payable.............................................     2,270       5,119      (7,618)
  Related party payable.....................................      (269)      2,267      (2,301)
  Accrued network costs.....................................    19,747      11,697      86,232
  Other accrued expenses....................................     2,353       8,440       3,574
  Deferred revenue..........................................        --       1,100      (3,120)
  Other liabilities.........................................       164        (265)      3,927
                                                              --------   ---------   ---------
    Net cash provided by (used in) operating activities.....    11,476     (12,379)     40,138
                                                              --------   ---------   ---------
Cash flows from investing activities:
  Capital expenditures......................................   (14,674)   (113,020)    (60,317)
  Investments...............................................       126      (5,083)     (2,829)
  Short-term investments....................................   (16,975)     17,796         477
  Sale of investments.......................................        --          --      14,350
  Purchase of PT-1, net of cash acquired....................        --          --      (4,435)
  Purchase of CTN, net of cash acquired.....................      (350)         --          --
  Other.....................................................       716        (679)     (5,543)
                                                              --------   ---------   ---------
    Net cash used in investing activities...................   (31,157)   (100,986)    (58,297)
                                                              --------   ---------   ---------
Cash flows from financing activities:
  Stockholders' distributions...............................    (1,058)         --          --
  Borrowings under lines of credit..........................    34,211      19,330     460,820
  Repayments under lines of credit..........................   (42,025)         --    (441,610)
  Borrowings under lines of credit with stockholder.........       583          --       2,500
  Repayments under lines of credit with stockholder.........      (471)       (138)     (2,500)
  Borrowings under long-term debt...........................       193          --          --
  Payments under long-term debt.............................    (3,587)     (1,798)     (8,122)
  Payments under capital lease obligations..................    (2,236)     (6,360)    (12,801)
  Issuance of common stock..................................    32,684     144,711          --
  Stock options exercised...................................       496       2,507         716
  Warrants exercised........................................       384         274          --
  Other financing activities................................        --          --           6
                                                              --------   ---------   ---------
    Net cash provided by (used in) financing activities.....    19,174     158,526        (991)
                                                              --------   ---------   ---------
Effects of change in UDN's fiscal year end..................        54          --          --
Effects of foreign currency translation.....................        --         188      (2,586)
Increase (decrease) in cash and cash equivalents............      (453)     45,349     (21,736)
Cash and cash equivalents:
  Beginning of year.........................................     2,401       1,948      47,297
                                                              --------   ---------   ---------
  End of year...............................................  $  1,948   $  47,297   $  25,561
                                                              ========   =========   =========

            See accompanying notes to these consolidated statements.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

1. NATURE OF BUSINESS AND PROPOSED MERGER

    STAR Telecommunications, Inc., a Delaware corporation, and Subsidiaries (the "Company" or "STAR"), is a multinational telecommunications services company focused primarily on the international long distance market. STAR offers low-cost switched voice services on a wholesale basis primarily to U.S. based long distance carriers. STAR provides international long distance services through a flexible network comprised of foreign termination relationships, international gateway switches, leased and owned transmission facilities and resale arrangements with other long distance providers.

    During 1997, 1998 and 1999, the Company established several wholly-owned foreign subsidiaries to further expand its international network. The Company made substantial investments to install switch facilities in four of these subsidiaries, Star Europe Limited ("SEL") which is located in London, England, Star Telecommunications Deutschland ("GmbH") which is located in Frankfurt, Germany, Star Telecommunications Switzerland which is located in Geneva, Switzerland, and Star Telecommunications Austria GmbH which is located in Vienna, Austria. The Company uses these switching facilities to decrease international traffic termination costs and to initiate outbound calls from these local markets.

    In November 1997, the Company entered into the domestic commercial long-distance market through the acquisition of L.D. Services Inc., now known as CEO Telecommunications, Inc. ("CEO"). CEO is a commercial long-distance service provider throughout the United States. In March 1998, the Company consummated a merger with T-One Corp. ("T-One"), an international wholesale long-distance telecommunications provider. In March 1999, the Company expanded its commercial operations through the acquisition of United Digital Network, Inc. and its affiliated companies ("UDN" now known as "ALLSTAR Telecom"). The mergers constituted tax-free reorganizations and have been accounted for as poolings of interests. Accordingly, all prior period consolidated financial data has been restated to include the results of operations, financial position and cash flows of CEO, T-One and UDN.

    In February 1999, the Company completed its acquisition of PT-1 Communications ("PT-1"). PT-1 is a provider of international and domestic long distance and local telecommunications services primarily through the marketing of prepaid calling cards and dial around service. The transaction constituted a tax free reorganization and has been accounted for as a purchase under Accounting Principles Board Opinion No. 16. Accordingly, the consolidated financial statements presented include the results of operations, financial position and cash flows of PT-1 subsequent to the date of acquisition.

    On February 11, 2000, STAR and World Access, Inc. ("World Access") entered into a merger agreement (the "Merger Agreement") pursuant to which World Access will acquire all of the outstanding common stock of STAR in exchange for World Access common stock or, at the election of World Access, a combination of cash and common stock. Based upon the market price of World Access common stock at the date of the Merger Agreement, the purchase price exceeds STAR's net book value. The Merger Agreement requires that STAR sell PT-1 for minimum net cash proceeds of $150 million. On March 29, 2000, STAR entered into a letter of intent to sell the assets of PT-1 to a communications subsidiary of a publicly traded company ("PT-1 Acquiror") for cash proceeds of $150 million, less certain liabilities, and subject to a purchase price adjustment based on an audit of

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

1. NATURE OF BUSINESS AND PROPOSED MERGER (CONTINUED)
PT-1 to be conducted after the close of the sale of PT-1. See notes 13 and 14 for further details about these transactions and related matters.

    The Company is subject to various risks in connection with the operation of its business. These risks include, but are not limited to, regulations (both domestic and foreign), dependence on transmission facilities-based carriers and suppliers, price competition and competition from larger industry participants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of STAR and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

    REVENUE RECOGNITION AND DEFERRED REVENUE

    The Company records revenues for telecommunications sales, direct dial, prepaid calling card, and travel card long distance services at the time of customer usage.

    Sales of prepaid calling cards are made to distributors with no contractual right of return. At the time of sale, the Company becomes legally obligated to provide such service. Such sales are initially recorded as deferred revenue upon shipment and revenue is recognized in accordance with the terms of the card as the ultimate card users utilize calling time and service fees for all prepaid cards. The terms of the card refer to the rates, fees and expiration dates of the card as well as any other provisions which govern their use. The Company assesses a monthly service fee per card, commencing 30 days after the date a prepaid calling card is first used to make a telephone call by reducing the unused card balance available for calls. All prepaid calling cards sold by PT-1 expire upon the earlier to occur of (i) an expiration date printed on the prepaid calling card or (ii) six months after the prepaid calling card is first used. Upon expiration and cancellation of the prepaid calling card, the Company recognizes the related deferred revenue as revenue.

    In 1999, the Company began selling excess broadband fiber optic capacity that it obtained under 20 year Indefeasable Rights of Use ("IRU") agreements, which were accounted for as capital leases under SFAS 13. These transactions were accounted for as direct financing leases in accordance with SFAS No. 13, Accounting for Leases, and the related profit on sale as unearned income. The Company recognizes unearned income using the interest method as payments are received. During 1999, the Company realized $9.5 million of unearned income from these transactions as the buyers fully paid for the capacity upon acceptance. At December 31, 1999, the Company had no unearned income related to these finance leases. The accounting for these types of transactions is evolving and may require the Company to modify its accounting for future transactions.

    COST OF SERVICES

    Cost of services for wholesale long distance services represents direct charges from vendors that the Company incurs to deliver service to its customers. These include leasing costs for the dedicated phone lines and rate-per-minute charges from other carriers that terminate traffic on behalf of the

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Company. In addition, commercial long distance service costs include billing and collection service fees, call rating services, and per minute charges from other carriers that terminate traffic on behalf of the Company.

    The primary costs associated with the provision of telecommunications services to holders of prepaid calling cards and travel cards are carrier costs for transport of traffic and switch administration fees.

    Cost of services for broadband sales represents the cost capitalized under the original IRU agreement less any accumulated depreciation applicable to the IRU.

    REVENUES FROM FOREIGN CUSTOMERS

    The Company has carrier service agreements with telecommunications carriers in foreign countries under which international long distance traffic is both originated and terminated on the Company's network. The Company records revenues and related costs as the traffic is recorded in its switches. Revenues from foreign customers amounted to $6,577,000, $83,998,000 and $183,768,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of demand deposits and money market funds, which are highly liquid short-term instruments with original maturities of three months or less. Cash and cash equivalents are stated at cost, which approximates market. The Company has restricted cash of $1 million as of December 31, 1999.

    FINANCIAL INSTRUMENTS

    The carrying amounts of lines of credit, long-term debt and capital lease obligations approximate their fair value as interest rates approximate market rates for similar instruments.

    Off balance sheet derivative financial instruments at December 31, 1998 consisted of foreign currency exchange agreements. There were no off balance sheet derivatives at December 31, 1999. During 1997, 1998 and 1999, the Company entered into currency exchange contracts in the normal course of business to manage its exposure against foreign currency fluctuations on payable positions resulting from fixed asset purchases and other contractual expenditures denominated in foreign currencies. The principle objective of such contracts was to minimize the risks and costs associated with financial and global operating activities. The Company does not utilize financial instruments for trading or other speculative purposes.

    The fair value of foreign currency contracts is estimated by obtaining quotes from brokers. At December 31, 1998, the Company had foreign currency contracts outstanding with a notional and fair value of $35,000,000. Accordingly, no gain or loss was recognized in operations. The Company had contracts in German Marks at December 31, 1998, but none at December 31, 1999.

    For the years ended December 31, 1997, 1998 and 1999, gains and losses on foreign exchange contracts were not material to the consolidated financial statements.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    SHORT-TERM INVESTMENTS

    Short-term investments consist of interest bearing securities with original maturities in excess of three months. At December 31, 1998 and 1999, the fair market value of temporary investments, classified as "available for sale securities," approximated cost, thus no unrealized holding gains or losses were reported in the accompanying balance sheets. During 1997, the Company realized gains from the sale of securities of approximately $48,000. The Company did not realize any gains or losses from sale of securities during 1998 or 1999.

    INVENTORY

    Inventory consists of costs of production and packaging of unsold prepaid calling cards, is valued using the average cost method, and is charged to cost of services when the card is sold.

    PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Depreciation and amortization of property and equipment are computed using the straight-line method over the following estimated useful lives:

Operating equipment.........................................     2-25 years
Leasehold improvements......................................  Life of lease
Furniture, fixtures and equipment...........................      3-7 years

    Operating equipment includes assets financed under capital lease obligations of $51,738,000 and $92,405,000 at December 31, 1998 and 1999, respectively.
Accumulated amortization related to assets financed under capital leases was $7,908,000 and $15,763,000 at December 31, 1998 and 1999, respectively.

    In addition, operating equipment includes twelve and fourteen IRUs in international cable systems amounting to $29,943,000 and $41,254,000 and eight and ten ownership interests in international cables amounting to $3,101,000 and $51,540,000 at December 31, 1998 and 1999, respectively. Included in ownership interests at December 31, 1998 and 1999 is $1,508,000 and $48,684,000,
respectively, for the China-US Undersea Cable System. This capacity was not in use as of December 31, 1999, and was reclaimed during the first quarter of fiscal 2000. During 1999, the Company acquired two additional domestic IRUs with major points of presence in Los Angeles, New York, Dallas and Miami, amounting to $71,755,000 at December 31, 1999. These assets are amortized over the life of the agreements of 5 to 20 years.

    As of July 1, 1998, the Company prospectively revised the remaining useful lives of certain operating equipment from five to ten years. The increase in the estimated life of these assets was based on the knowledge gained by the Company in making the transition from a reseller of telephone services to a facility based provider, as well as to the fact that the Company is purchasing more sophisticated telephone switches and has transitioned from smaller Stromberg switches to larger capacity, more feature-rich Nortel Networks switches. This change reduced depreciation expense and increased income before provision for income taxes for the year ended December 31, 1998 by approximately $2 million. The difference between depreciating all switch equipment over a 5-year life versus a 10-year life since

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) acquisition would represent approximately $2.9 million for the year ended December 31, 1998, or 4 cents per diluted share for the year then ended.

    Replacements and betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets sold or retired are removed from the accounts and the gain or loss on disposition is recognized in operations.

    INTANGIBLE ASSETS

    Intangible assets consist of the cost to purchase customer lists, a non-compete agreement and goodwill associated with the purchase of PT-1 and other acquisitions. These intangibles are amortized using the straight-line method over their estimated useful lives. The realizability of goodwill and customer lists is evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. These analyses involve significant management judgment to evaluate the capacity of an acquired business to perform within projections.

    During the year ended December 31, 1998, the Company recorded a loss on impairment of goodwill of approximately $2.6 million.

    Intangible assets consist of (in thousands):

                                                              DECEMBER 31,
                                                           -------------------
                                                             1998       1999
                                                           --------   --------
Goodwill.................................................  $ 5,065    $215,382
Customer lists and non-compete agreement.................    1,579       3,742
                                                           -------    --------
                                                             6,644     219,124
Accumulated amortization.................................   (1,543)    (15,938)
Accumulated loss on impairment...........................   (2,604)     (2,604)
                                                           -------    --------
                                                           $ 2,497    $200,582
                                                           =======    ========

    The Company amortizes goodwill over 20 years, customer lists over 4 to 7 years and the non-compete agreement over 3 years.

    OTHER ASSETS

    At December 31, 1998 and 1999, other assets consist primarily of investments and deposits.

    During 1998, the Company made a $5.1 million investment in a competitive local exchange carrier ("CLEC") for 2.9 million common shares, representing
18.97 percent of the CLEC's common shares outstanding at December 31, 1998. A stockholder of the Company is also an investor and board member of this company. The Company accounted for this investment under the cost method. Substantially all of this investment was sold in 1999 for approximately $14.3 million.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company had investments in one and three telecommunications companies totaling $5.1 million and $2.8 million at December 31, 1998 and 1999, respectively. At December 31, 1998, the investment was carried at cost. At December 31, 1999, three new investments totaling $2.0 million were accounted for under the equity method. During 1999, STAR's share of earnings or losses from these investments was not material.

    Included in other assets are deposits of approximately $2.2 million at December 31, 1998 and 1999, which represent payments made to long distance providers to secure lower rates. These deposits are refunded or applied against future services.

    ACCRUED NETWORK COSTS

    Accrued network costs represent accruals for services to transmit and terminate long distance telephone traffic, which has been provided to the Company but not yet billed. It also includes differences between billings received by the Company and the liability computed by the Company's own systems which are being resolved by the Company and its vendors.

    CONSOLIDATED STATEMENTS OF CASH FLOWS

    During the years ended December 31, 1997, 1998, and 1999, cash paid for interest was $2,357,000, $4,396,000 and $8,719,000, respectively. For the same periods, cash paid for income taxes amounted to $3,761,000, $4,146,000 and $1,832,000, respectively.

    Non-cash investing and financing activities, which are excluded from the consolidated statements of cash flows, are as follows (in thousands):

                                                            YEARS ENDED DECEMBER 31,
                                                         -------------------------------
                                                           1997       1998       1999
                                                         --------   --------   ---------
Equipment purchased through capital leases.............  $10,020    $34,216    $  27,605
Deposit applied against capital leases.................       --      4,405           --
Notes issued for asset purchases.......................    1,890         --           --
Assets acquired through a vendor financing
  arrangement..........................................       --         --       62,666
Operating agreement acquired through issuance of
  note.................................................      350         --           --
Conversion of debenture................................      500         --           --
Tax benefits related to stock options..................      114      5,635        1,297
Issuance of convertible debenture and note payable for
  acquisition of CTN capital stock.....................    1,050         --           --
Detail of PT-1 acquisition:
    Fair value of assets acquired......................       --         --      299,960
    Liabilities assumed................................       --         --     (140,780)
    Common stock issued................................       --         --     (153,578)
    Notes payable issued...............................       --         --       (1,167)

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    NET INCOME (LOSS) PER COMMON SHARE

    The following schedule summarizes the information used to compute basic and diluted net income or loss per common share for the years ended December 31, 1997, 1998 and 1999 (in thousands):

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Weighted average number of common shares used to compute
  basic net income (loss) per common share..................   31,101     40,833     57,036
Weighted average common share equivalents...................       --      1,601         --
                                                               ------     ------     ------
Weighted average number of common shares and common share
  equivalents used to compute diluted net income (loss) per
  common share..............................................   31,101     42,434     57,036
                                                               ======     ======     ======

    Options to purchase 4,045,723 shares of common stock at prices ranging from $0.01 to $34.38 were outstanding at December 31, 1999, but were not included in the computation of diluted earnings per share, as the effect would be antidilutive due to the net loss.

    CONCENTRATIONS OF RISK

    At December 31, 1998 and 1999, no individual customer had an accounts receivable balance greater than 10% of gross accounts receivable other than PT-1, which was acquired on February 4, 1999.

    The two largest customers represented approximately 15%, 11% and 11% of revenues during the years ended December 31, 1997, 1998 and 1999, respectively. During 1997 and 1999, no customer exceeded 10% of revenues. During 1998, no customer, other than PT-1, exceeded 10% of revenues.

    The Company performs ongoing credit evaluations of its customers. The Company analyzes daily traffic patterns and concludes whether or not the customer's credit status justifies the traffic volume. If the customer is deemed to carry too large a volume in relation to its credit history, the traffic received by the Company's facilities is reduced to prevent further build up of the receivable from this customer. The Company's allowance for doubtful accounts is based on current market conditions.

    Purchases from the four largest vendors for the years ended December 31, 1997, 1998 and 1999 amounted to 32%, 29%, and 38% of total purchases, respectively.

    Included in the Company's balance sheets at December 31, 1998 and 1999 is approximately $85,207,000 and $121,518,000, respectively, of equipment which is located in foreign countries.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    USE OF ESTIMATES

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998 and June 1999, the AICPA issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 137, which delayed the effective date of SFAS No. 133. The Company will adopt the standard in January 2001 and is currently analyzing the statement to determine the impact, if any, on the Company's financial position or results of operations.

    TRANSLATION OF FOREIGN CURRENCY

    Management determined that the functional currency of its foreign subsidiaries, excluding its German subsidiary, is the U.S. dollar. Thus, all foreign translation gains or losses, which were immaterial for the years ended December 31, 1997 and 1998, and amounted to a loss of $3,470,000 in 1999, are reflected in the results of operations as a component of other income (expense). On July 1, 1998, due to the fact that GmbH became self sufficient as an operating entity, the Company changed the functional currency from the U.S. dollar to the German mark. As a result, translation effects of this subsidiary after July 1, 1998 are reflected as other comprehensive income in the consolidated statements of stockholders' equity.

    The foreign subsidiaries' balance sheets, excluding the German subsidiary, are translated into U.S. dollars using the year-end exchange rates except for prepayments, property, other long-term assets, and stockholders' equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenues and expenses are translated at average rates during the year except for depreciation and amortization, which are translated at historical rates. The German subsidiary's balance sheet at December 31, 1999 is translated into U.S. dollars using the year-end exchange rate except for stockholders' equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenues and expenses are translated at average rates during the year. Effective April 1, 1999, management recharacterized the balance of the intercompany loan from STAR to GmbH from a note payable to equity. As a result, the translation effect on the note balance after April 1, 1999 is reflected as other comprehensive loss in the accompanying financial statements.

    TAXES ON PREPAID CALLING CARDS

    Various jurisdictions levy taxes on telecommunications services whether provided through prepaid cards or some other means utilizing different methods and rates. The Company accrues for excise, sales and other usage based taxes on telecommunication services based on the enacted method and rate for each jurisdiction in the period usage occurs and revenue is recognized. The taxation of prepaid calling cards is evolving and is not specifically addressed by many of the states in which the Company does business. While the Company believes it has adequately provided for any such taxes it may ultimately

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) be required to pay additional taxes to states that enact legislation which specifically provides for taxation of such cards or that interpret current laws in a manner resulting in additional tax liabilities.

    ADVERTISING COSTS

    Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 1997 and 1998 were not material to the consolidated financial statements. For the year ended December 31, 1999, they amounted to $16.8 million.

    RECLASSIFICATIONS

    Certain prior year balances have been reclassified to conform to the current year presentation.

3. LINES OF CREDIT

    REVOLVING LINES OF CREDIT

    Effective September 30, 1997, the Company executed an agreement with Sanwa Bank, California for a $25 million line of credit, which expired on July 1, 1999. This facility was paid in full and replaced with the Foothill facility on June 9, 1999.

    On June 9, 1999, the Company entered into a two year credit facility agreement with Foothill. The Company failed to meet the EBITDA and tangible net worth covenants in accordance with the agreement for the period ended June 30, 1999. On October 15, 1999, the Company received an amendment from the lender group which included resetting the financial covenants in accordance with the Company's updated financial forecast. In exchange for the amendment, the Company agreed to pay Foothill a supplemental agency fee of $500,000, and a term loan supplemental fee of $2 million due January 31, 2000. Interest rates were adjusted to 2.75 percent over the prime rate of interest for the revolving line of credit. For the term note, interest rates were adjusted to 8.0 percent over the prime rate through the end of September and increased by 1.0 percent over the prime rate during each month thereafter. The Company also agreed to the reduction of eligible borrowings on the revolving portion of the line of credit to $30 million from $75 million. The expiration date of the $25 million term loan was also modified to January 31, 2000. The agreement with Foothill was terminated on December 23, 1999, when a new agreement was executed with RFC Capital Corporation ("RFC"). As such, the $2 million term loan supplemental fee was reduced to $1 million.

    On November 30, 1999, the Company entered into a two year purchase of receivables financing agreement with RFC. This facility allows the Company to borrow up to $75 million based upon the eligible accounts receivable of the Company. The Company was in compliance with all covenants under this facility as of December 31, 1999. At December 31, 1999 approximately $43.5 million was outstanding under this facility.

    The weighted average interest rate on short-term debt during the years ended December 31, 1997, 1998 and 1999, was 9.12%, 7.75% and 13.16%, respectively.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

3. LINES OF CREDIT (CONTINUED)
    REVOLVING LINES OF CREDIT WITH STOCKHOLDER

    The Company had revolving lines of credit with its founder and chief executive officer. The debt matured on March 30, 1998 with interest payable at a rate of 9%. The Company recognized interest expense related to this debt of $9,000, $4,000, and $0 for the years ended December 31, 1997, 1998 and 1999, respectively.

4. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

    The Company finances some of its telecommunications equipment under capital lease arrangements or through notes payable as follows (in thousands):


                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Convertible debenture with interest of 7% due January
  1999......................................................  $    500   $     --
Notes payable in monthly installments of principal plus
  interest of 8% through February 2000......................        --        147
Notes payable for Indefeasible Rights of Use, payable in
  quarterly installments of principal plus interest at LIBOR plus 6% (11.1% at December 31, 1998) through various dates
  in 2000...................................................       471        339
Notes payable in monthly installments of principal plus
  interest at 7% to 9.5% through January 1999...............     1,114         --
Obligations under capital leases............................    37,974     67,366
                                                              --------   --------
                                                                40,059     67,852
Less current portion........................................   (10,652)   (18,528)
                                                              --------   --------
                                                              $ 29,407   $ 49,324
                                                              ========   ========


    Minimum future payments under capital lease obligations at December 31, 1999 are as follows (in thousands):

YEAR ENDING DECEMBER 31,                                      CAPITAL LEASES
------------------------                                      --------------
2000........................................................     $22,143
2001........................................................      21,392
2002........................................................      22,354
2003........................................................       9,874
                                                                 -------
                                                                  75,763
Less amount representing interest...........................      (8,397)
                                                                 -------
                                                                 $67,366
                                                                 =======

    On September 29, 1999, Star Telecommunications Deutschland GmbH entered into an agreement with Deutsche Leasing AG to finance new and pre-existing equipment through a capital lease financing arrangement. Under the terms of the agreement the Company has the option to finance equipment up to 80DM million or roughly $45 million. The contract includes provisions to increase that amount as

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

4. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (CONTINUED)
GmbH's equipment needs expand. The financing terms of the agreement are a minimum lease commitment of four years with an interest rate of approximately 6%. Cash generated from this arrangement is used to help fund the growth and operations of the German business. At December 31, 1999, approximately
$8.0 million is available for additional borrowing under this agreement.

    OTHER LONG-TERM LIABILITIES

    On September 15, 1998, STAR entered into a commitment to purchase an $85 million IRU on the Qwest Communications US Domestic Fiber Optic Cable System. On March 24, 1999, the agreement was amended to include the following terms: Qwest Communications International, Inc. ("Qwest") agreed to allow the conversion of a substantial portion of STAR's outstanding liability to a vendor financing arrangement. The terms of this arrangement allow STAR to provide long distance services to Qwest with the balance being offset against STAR's liability to Qwest on a monthly basis. Additionally, STAR was given the option to meet its obligation through the purchase of a combination of IRU's switched services and dedicated private line services. Any remaining balance outstanding to Qwest as of April 30, 2001 must be paid in full. The remaining balance due under this arrangement as of December 31, 1999 was approximately $45 million. During the year STAR sold certain portions of this capacity to other third parties. STAR has paid these portions in full and has no further obligations to Qwest under this agreement.

5. COMMITMENTS AND CONTINGENCIES

    OPERATING LEASES

    The Company leases office space, dedicated private telephone lines, equipment and other items under various agreements expiring through 2014. At December 31, 1999, the minimum aggregate payments under non-cancelable operating leases are summarized as follows (in thousands):

                                                      FACILITIES
                                                         AND         DEDICATED
YEAR ENDING DECEMBER 31,                              EQUIPMENT    PRIVATE LINES    TOTAL
------------------------                              ----------   -------------   --------
  2000..............................................    $10,457       $24,569      $ 35,026
  2001..............................................     10,023         7,984        18,007
  2002..............................................      9,130         1,154        10,284
  2003..............................................      8,102            65         8,167
  2004..............................................      8,631            65         8,696
  Thereafter........................................     24,990           368        25,358
                                                        -------       -------      --------
                                                        $71,333       $34,205      $105,538
                                                        =======       =======      ========

    Office facility and equipment rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $3,669,000, $5,704,000, and $12,542,000, respectively. Dedicated private line expense was approximately $9,414,000, $24,306,000 and $67,090,000, respectively, for those same periods and is included in cost of services in the accompanying consolidated statements of operations.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    EMPLOYMENT AGREEMENTS

    The Company has employment agreements through December 31, 2000 with several employees and executives. Some of these agreements provide for a continuation of salaries in the event of a termination, with or without cause, following a change in control of the Company. One agreement provides for a payment of up to $1,500,000 in the event of a change in control of the Company.

    The Company expensed $64,000, $52,000, and $0 of deferred compensation relating to these agreements for the years ended December 31, 1997, 1998 and 1999, respectively.

    PURCHASE COMMITMENTS

    The Company is obligated under various service agreements with long distance carriers to pay minimum usage charges. The Company anticipates exceeding the minimum usage volume with these vendors. The Company has minimum future usage charges at December 31, 1999 of $6,747,000 payable through December 31, 2000. The Company signed an $85 million agreement with Qwest to purchase the long-term rights to use capacity, switched services, and dedicated private line services over Qwest's domestic network over a twenty-year period. In addition, in November 1998, the Company signed an IRU agreement with IXC Communication, Inc. ("IXC") and has a commitment to purchase $10 million of capacity on IXC's U.S. based digital fiber network. As of December 31, 1999, STAR had completed its financial commitment to both IXC and Qwest. These commitments are not included in the above table.

    LEGAL MATTERS

    The Company is subject to litigation from time to time in the normal course of business. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

    On September 4, 1997, prior to the merger between CEO and the Company, CEO entered into a settlement agreement with the Consumer Services Division of the California Public Utilities Commission ("PUC"). The agreement settled the alleged unauthorized switching of long-distance customers to CEO between the years 1995 and 1996. It included payment of $760,000 to the PUC for restitution to affected customers as defined in the agreement. Additionally, CEO agreed to a voluntary revocation of its operating authority in the State of California. Under the agreement, service to all California customers had to be terminated within 120 days after approval of the agreement by the PUC. On November 19, 1997, the PUC approved the agreement along with a transfer of control to STAR.

    On November 15, 1997, CEO settled a civil suit with the District Attorney of Monterey, California for a monetary payment of $700,000 and various non-monetary concessions as defined in the agreement. This suit was of the same nature as the above action of the PUC and covers complaints from the years 1994 through 1997.

    During the third quarter of 1999, GmbH recorded a cost of services accrual of approximately $6.7 million for a retroactive rate increase imposed by a European telecom carrier that is currently being disputed. The outcome of this dispute is not determinable as of December 31, 1999.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    LETTERS OF CREDIT

    At December 31, 1999, the Company had 17 stand by letters of credit outstanding, which expire beginning April 28, 2000. These letters of credit, which are secured by deposits held at the issuing financial institutions, totaled approximately $1.9 million.

6. RELATED PARTY TRANSACTIONS


    During 1997, the Company provided a short-term loan to the chief executive officer for $8,000,000. The loan carried interest of 7% per annum, was secured by $30,000,000 of the stockholder's stock in the Company, and was repaid in seven days. During 1999, the chief executive officer provided a short-term loan to the Company for $2,500,000, which was repaid in 70 days. The Company was not charged any interest on this borrowing. During 1998 and 1999, the Company paid for certain expenses for this individual, which are to be reimbursed to the Company, resulting in a receivable due to the Company of $164,000 and $65,000 at December 31, 1998 and 1999, respectively.


    During 1997, 1998 and 1999, the Company provided services to a company related to an employee of STAR in the amounts of $926,000, $289,000, and $20,000 respectively. As of December 31, 1998 and 1999, the account receivable from this related party amounted to $11,000 and $0, respectively.

    During 1997, 1998 and 1999, the Company purchased consulting services from a company owned by a board member in the amount of $72,000, $71,000 and $27,000, respectively. The Company has a payable to this company of $6,000 and $0 at December 31, 1998 and 1999, respectively.

    The Company purchased equipment and services from a company owned in part by an employee of STAR in the amount of $1,114,000, $10,013,000 and $3,967,000 in 1997, 1998 and 1999, respectively. At December 31, 1998 and 1999, the Company has a payable due to this related party of $1,261,000 and $35,000, respectively. Additionally, the Company provided services to this company in the amount of $543,000 and $1,351,000 in 1998 and 1999, respectively.

    During 1999, the Company provided long-distance telephone service to a company in which the founder and chief executive officer of STAR, other STAR employees and board members are investors. Services provided were $2,139,000 during 1999. Additionally, STAR purchased services from this company in the amount of $43,000 during 1999.

    At December 31, 1998 and 1999, the Company had an obligation to a board member in the amount of $1,000,000 with interest at a rate of 10%.


    During 1999, the Company advanced $500,000 to a company, which is 50% owned by STAR. At December 31, 1999, this advance was still outstanding.


    The Company has various receivables due from other related parties, primarily employee receivables, in the amount of $46,000 and $434,000 at December 31, 1998 and 1999, respectively. The Company also has payables due to other related parties in the amount of $98,000 at December 31, 1999.

    STAR believes that all of the transactions set forth above were made on terms no less favorable to STAR than could have been obtained from unaffiliated third parties.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

7. BUSINESS COMBINATIONS

    POOLING OF INTEREST TRANSACTIONS

    In November 1997, the Company acquired CEO, a domestic commercial long distance telecommunications provider, in a transaction that was accounted for as a pooling of interests. The Company issued 849,298 shares of its common stock to CEO shareholders in exchange for all outstanding CEO shares plus shares of certain non-operating entities owned by CEO shareholders and majority ownership in an affiliated telephone retailer controlled by CEO.

    On March 10, 1998, the Company acquired T-One, an international wholesale long distance telecommunications provider, in a transaction accounted for as a pooling of interests. The Company issued 1,353,000 shares of its common stock to the T-One shareholder in exchange for all outstanding T-One shares.

    On March 24, 1999, the Company acquired UDN, a telephone service provider focused on switched and dedicated local and long distance, toll free and calling card services to multinational corporations, in a transaction that was accounted for as a pooling of interests. The Company issued approximately 1,005,000 shares of common stock in exchange for all outstanding shares of UDN, plus 36,142 stock options in exchange for UDN options based on the exchange ratio of 1 to 0.1464. Upon completion of the merger, the Company changed the name UDN to ALLSTAR Telecom.

    The accompanying consolidated financial statements have been restated to include the financial position and results of operations of CEO, T-One and UDN for all periods presented.

    Revenues and historical net income (loss) of STAR, CEO, T-One and UDN through the dates of acquisitions are as follows (in thousands):

                                                1997       1998        1999
                                              --------   --------   ----------
Revenues:
  STAR......................................  $348,738   $584,170   $1,056,839
  CEO.......................................    27,460         --           --
  T-ONE.....................................    30,438     11,788           --
  UDN.......................................    30,622     29,166        7,478
  Eliminations..............................    (3,172)    (5,904)      (2,543)
                                              --------   --------   ----------
    Total...................................  $434,086   $619,220   $1,061,774
                                              ========   ========   ==========
Net income (loss):
  STAR......................................  $  4,464   $  8,061   $  (60,381)
  CEO.......................................       (37)        --           --
  T-ONE.....................................       201        (88)          --
  UDN.......................................    (6,391)    (6,342)      (3,466)
                                              --------   --------   ----------
    Total...................................  $ (1,763)  $  1,631   $  (63,847)
                                              ========   ========   ==========

    Revenues and net income (loss) subsequent to the dates of acquisitions are included in the STAR balances above.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

7. BUSINESS COMBINATIONS (CONTINUED)
    PURCHASE TRANSACTIONS


    On February 4, 1999, the Company acquired PT-1, a provider of international and domestic long-distance and local telecommunications services primarily through the marketing of prepaid phone cards. The Company issued 15,050,000 shares of common stock (valued at $153.6 million) and $19.5 million in cash or short-term promissory notes, made a $2 million payment to a former PT-1 shareholder and incurred estimated merger costs of $10 million for all outstanding shares of PT-1. In connection with the acquisition, the Company and PT-1 placed 500,000 shares of STAR common stock in escrow for distribution to certain PT-1 distributors for no consideration. The Company is recognizing the related compensation expense of approximately $2.8 million over a four year vesting period. The Company also issued 179,973 options for outstanding PT-1 options at an exercise price of $0.01 per share, of which 50% vested on the date of the merger, and the remaining 50% vested on October 15, 1999.


    The acquisition has been accounted for by the purchase method and, accordingly, the results of operations of PT-1 have been included with those of the Company since the date of acquisition. The purchase price has been allocated to assets and liabilities based on preliminary estimates of fair value as of the date of acquisition. The final allocation of the purchase price will be determined when appraisals and other studies are completed. Based on the preliminary allocation of the purchase price over the net assets acquired, goodwill of approximately $204 million was recorded. Such goodwill is being amortized on a straight-line basis over 20 years.

    The following summary, prepared on a pro forma basis, combines the results of operations as if PT-1 had been acquired as of the beginning of the periods presented. The summary includes the impact of certain adjustments such as goodwill amortization and estimated changes in interest income because of cash outlays associated with the transaction and the related income tax effects (in thousands, except per-share amounts):

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
                                                                     (UNAUDITED)
Pro forma sales.............................................  $1,023,847    $1,082,623
Pro forma net loss..........................................     (26,299)      (75,356)
Pro forma basic and diluted net loss per common share.......  $    (0.47)   $    (1.29)

8. INCOME TAXES

    The Company accounts for income taxes in accordance with SFAS No.109, "Accounting for Income Taxes," under which deferred assets and liabilities are provided on differences between financial reporting and taxable income using enacted tax rates. Deferred income tax expenses or credits are based on the changes in deferred income tax assets or liabilities from period to period. Under SFAS No. 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods. A valuation allowance is recognized if, on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

8. INCOME TAXES (CONTINUED)
    The Company has recorded a net deferred tax asset of $25,846,000 at December 31, 1999. Realization is dependent on generating sufficient taxable income in the future. Although realization is not assured, management believes it is likely that the net deferred tax asset will be realized.

    The components of the net deferred tax asset at December 31, 1998 and 1999 are as follows (in thousands):

                                                             1998       1999
                                                           --------   --------
Deferred taxes short-term:
  Reserve for accounts and notes receivable..............  $ 4,564    $ 17,512
  Accrued network costs..................................    1,707       1,886
  Other accrued liabilities..............................      360       6,911
  State income taxes.....................................      270           7
  Change in tax method...................................       41        (226)
  Merger costs...........................................     (163)         --
                                                           -------    --------
                                                             6,779      26,090
  Valuation reserve......................................     (510)       (510)
                                                           -------    --------
                                                           $ 6,269    $ 25,580

Deferred taxes long-term:
    Net operating loss...................................  $ 9,255    $ 34,827
    Deferred rent........................................      313          --
    Depreciation and amortization........................   (3,304)     (7,900)
    Basis difference arising from purchase accounting....     (296)       (317)
                                                           -------    --------
                                                             5,968      26,610
    Valuation reserve....................................   (8,959)    (26,344)
                                                           -------    --------
                                                           $(2,991)   $    266
                                                           =======    ========

    In prior years, T-One generated net operating losses ("NOL's") for financial statement and income tax purposes, which may be available for carryforwards against future income. As of December 31, 1999, T-One has deductions available for carryforward in the amount of approximately $500,000. These NOL's will expire through 2010. ALLSTAR has net operating loss carryforwards of approximately $17.7 million, which expire through 2018. Utilization of the net operating loss carryforwards may be limited by the separate return loss year rules and by ownership changes, which have occurred or could occur in the future. The Company also has foreign NOL's of approximately $44.7 million.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

8. INCOME TAXES (CONTINUED)

    The provision (benefit) for income taxes for the years ended December 31, 1997, 1998 and 1999 are as follows (in thousands):

                                                      1997       1998       1999
                                                    --------   --------   --------
Current taxes:
    Federal.......................................   $4,900     $7,146    $(10,726)
    State.........................................    1,147      1,909          20
    Foreign.......................................       --        447         626
                                                     ------     ------    --------
                                                      6,047      9,502     (10,080)

Deferred taxes:
    Federal.......................................   (2,273)       278      (1,714)
    State.........................................     (869)       143        (302)
                                                     ------     ------    --------
                                                     (3,142)       421      (2,016)

Provision (benefit) for income taxes..............   $2,905     $9,923    $(12,096)
                                                     ======     ======    ========

    Differences between the provision (benefit) for income taxes and income taxes at the statutory federal income tax rate for the years ended December 31, 1997, 1998 and 1999 are as follows (in thousands):

                                                              1997       1998       1999
                                                            --------   --------   --------
Income taxes at the statutory federal rate................   $  400     $4,044    $(26,580)
State income taxes, net of federal income tax effect......       66        663      (4,557)
Foreign taxes at rates different than U.S. taxes..........      187       (359)     (1,372)
Changes in valuation reserve..............................      862      3,455      17,385
Permanent differences.....................................      119        319       4,958
Other.....................................................    1,271      1,801      (1,930)
                                                             ------     ------    --------
                                                             $2,905     $9,923    $(12,096)
                                                             ======     ======    ========

9. STOCK OPTIONS

    On January 22, 1996, the Company adopted the 1996 Stock Incentive Plan (the "Plan"). The Plan, which was amended on March 31, 1996, provides for the granting of stock options to purchase up to 1,476,000 shares of common stock and terminates January 22, 2006. Options granted become exercisable at a rate of not less than 20 percent per year for five years.

    During 1996, the Company entered into three separate stock option agreements outside the Plan to issue 1,025,000 option shares at fair market value. At December 31, 1999, options of 147,600 issued under these agreements were outstanding.


    On September 23, 1996, the Company adopted the 1996 Supplemental Stock Option Plan. This plan, which expires on August 31, 2006, has essentially the same features as the Plan. The Company can issue options or other rights to purchase up to 2,050,000 shares of stock which expire up to

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

9. STOCK OPTIONS (CONTINUED)

10 years after the date of grant, except for incentive options issued to a holder of more than 10% of the common stock outstanding, which expire five years after the date of grant.


    In December 1996, the Company issued 174,000 options at $4.00 per share. The Board of Directors determined the market value of the December options to be $4.68 per share. The Company is recognizing the difference between the market value at the date of grant and the exercise price as compensation expense over the vesting period.

    At December 31, 1999, options of 772,236 were outstanding under the aggregate of the 1996 Stock Incentive Plan and the Supplemental Stock Option Plan.


    On May 14, 1996, the Company adopted the 1996 Outside Director Nonstatutory Stock Option Plan (the "Director Plan"). The number of shares which may be issued under this plan upon exercise of options may not exceed 410,000 shares. The exercise price of an option is determined by the Board of Directors and may not be less than 85% of the fair market value of the common stock at the time of grant and has to be 110% of the fair market value of the common stock at the time of grant if the option is granted to a holder of more than 10% of the common stock outstanding. At the discretion of the administrator, the options vest at a rate of not less than 20% per year, which may accelerate upon a change in control, as defined. The plan expires on May 14, 2006. At December 31, 1999, options of 71,500 were outstanding under the Director Plan.


    On January 30, 1997, the Board of Directors approved the 1997 Omnibus Stock Option Incentive Plan (the "Omnibus Plan") to replace the existing 1996 Supplemental Stock Option Plan upon the effective date of the initial public offering. The plan provides for awards to employees, outside directors and consultants in the form of restricted shares, stock units, stock options and stock appreciation rights and terminates on January 22, 2007. The maximum number of shares available for issuance under this plan may not exceed 4,075,000 shares, comprised of the 2,050,000 shares that were available for issuance under the Supplemental Stock Option Plan, plus an increase of 2,025,000 shares. Under this Plan, options granted to any one optionee may not exceed more than 1,025,000 common shares per year subject to certain adjustments. Incentive stock options may not have a term of more than 10 years from the date of grant. At December 31, 1999, options of 3,054,387 were outstanding under the Omnibus Plan.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

9. STOCK OPTIONS (CONTINUED)
    Information regarding the Company's stock option plans and nonqualified stock options as of December 31, 1997, 1998 and 1999, and changes during the years ended on those dates is summarized as follows:

                                                                 WEIGHTED-AVERAGE
                                                      SHARES      EXERCISE PRICE
                                                    ----------   ----------------
December 31, 1996.................................   3,464,500        $ 1.89
                                                    ----------        ------
    Granted.......................................     914,296          7.91
    Exercised.....................................    (488,925)         0.89
    Forfeited.....................................    (392,774)         2.40
                                                    ----------        ------
December 31, 1997                                    3,497,097          3.54
                                                    ----------        ------
    Granted.......................................   1,026,925         15.37
    Exercised.....................................  (1,522,649)         1.57
    Forfeited.....................................    (104,987)        10.79
                                                    ----------        ------
December 31, 1998                                    2,896,386          8.62
                                                    ----------        ------
    Granted.......................................   2,157,458          7.32
    Exercised.....................................    (279,472)         2.56
    Forfeited.....................................    (728,649)        12.14
                                                    ----------        ------
December 31, 1999                                    4,045,723        $ 7.63
                                                    ==========        ======

    At December 31, 1997, 1998 and 1999, 1,275,645, 765,317 and 1,286,322
options were exercisable at weighted average exercise prices of $1.51, $4.28 and $5.49 per share, respectively. The options outstanding at December 31, 1999 expire in various years through 2009.

    Information about stock options outstanding at December 31, 1999 is summarized as follows:

                                         OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                           -----------------------------------------------   ----------------------------
                                             WEIGHTED
                                             AVERAGE           WEIGHTED                       WEIGHTED
                             NUMBER         REMAINING          AVERAGE         NUMBER         AVERAGE
RANGE OF EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
------------------------   -----------   ----------------   --------------   -----------   --------------
0.01$to $1.46.......          474,194           7.11           $    1.07        387,722        $ 0.98
4.00$to $6.83.......        1,659,213           8.51           $    4.82        510,860        $ 4.44
8.11$to $12.19......        1,421,687           8.65           $   10.03        277,250        $ 9.18
12.8$1 to $20.94.....         456,829           8.41           $   15.67        102,040        $15.95
27.0$0 to $34.38.....          33,800           8.32           $   27.87          8,450        $27.87
                            ---------          -----           ---------      ---------        ------
                            4,045,723           8.38           $    7.63      1,286,322        $ 5.49
                            =========          =====           =========      =========        ======

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

9. STOCK OPTIONS (CONTINUED)

    The fair value of each STAR option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the grants:

                                                           1997       1998       1999
                                                         --------   --------   --------
Expected life (years)..................................       6          6          6
Interest rate..........................................     6.2%       5.2%       5.8%
Volatility.............................................   31.05%     75.49%     79.73%
Dividend yield.........................................      --         --         --

    The Company has elected to adopt FASB No. 123 for disclosure purposes only and applies APB Opinion No. 25 and related interpretations in accounting for its employee stock options. Approximately $88,000, $30,000, and $0 in compensation cost was recognized relating to consultant options for the years ended
December 31, 1997, 1998 and 1999, respectively. Had compensation cost for stock options awarded under these plans been determined based on the fair value at the dates of grant consistent with the methodology of FASB No. 123, the Company's net income or loss and basic and diluted income or loss per share for the years ended December 31, 1997, 1998 and 1999 would have reflected the following pro forma amounts:

                                                      1997         1998         1999
                                                   -----------   --------   ------------
Pro forma net income (loss)......................  $(2,575,000)  $65,000    $(69,311,000)
Pro forma basic and diluted net income (loss) per
  common share...................................  $     (0.08)  $  0.00    $      (1.20)

    Because the Company did not have a stock option program prior to 1996, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

10. CAPITAL STOCK

    In June 1997, the Company completed its Initial Public Offering ("IPO") of 9,430,000 shares of common stock of which 8,097,500 shares were sold by the Company and 1,332,500 shares were sold by certain selling stockholders. The net proceeds to the Company (after deducting underwriting discounts and offering expenses of approximately $4.6 million) from the sale of shares was approximately $30.9 million.

    On November 30, 1997, the Company completed the acquisition of CEO pursuant to the terms of the agreement and 849,298 shares were issued for all of the outstanding shares of CEO.

    On March 10, 1998, the Company completed the acquisition of T-One, and 1,353,000 shares were issued for all of the outstanding shares of T-One.

    On March 31, 1998, the Company effected a 2.05 for 1 stock split in the nature of a stock dividend. The stock split has been reflected in the consolidated financial statements for all periods presented.

    On May 4, 1998, the Company completed a secondary public offering of 6,000,000 shares of common stock of which 5,685,000 were sold by the Company and 315,000 shares were sold by a selling

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

10. CAPITAL STOCK (CONTINUED)
stockholder. On June 4, 1998, an additional 30,900 shares of common stock were sold by a selling stockholder of STAR. The net proceeds to the Company (after deducting underwriting discounts and offering expenses) from the sale of such shares of common stock were approximately $145 million.

    On February 4, 1999, in connection with the PT-1 merger, the Company issued approximately 15,050,000 shares of common stock, and together with PT-1, placed 500,000 shares of STAR common stock in escrow for distribution to certain PT-1 distributors for no consideration. In connection with the acquisition, the Company acquired a stockholder note receivable issued in connection with the exercise of stock options. The note was originally in the amount of $3.57 million, and increased to $3.71 million at December 31, 1999 due to interest which is earned at 8%. The note is due on February 4, 2001.

    On March 24, 1999, in connection with the UDN merger, the Company issued approximately 1,005,000 shares of common stock in exchange for all outstanding shares of UDN.

11. BUSINESS SEGMENTS

    At December 31, 1999, STAR has three separately managed business segments, North American Wholesale, North American Commercial and European long distance telecommunications.

    The accounting policies of the segments are the same as those described in the significant accounting policies; however, the Company evaluates performance based on profit or loss from operations before income taxes and non-recurring gains or losses.

    For the year ended December 31, 1998, STAR evaluated performance based on profit or loss from North American and European operations, however, with the acquisition of PT-1, senior management began analyzing operations by its North American Wholesale, North American Commercial and European segments.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

11. BUSINESS SEGMENTS (CONTINUED)
    Reportable segment information for the years ended December 31, 1997, 1998 and 1999 are as follows (in thousands):

                                                      NORTH       NORTH
                                                    AMERICAN     AMERICAN
                                                    WHOLESALE   COMMERCIAL   EUROPEAN     TOTAL
                                                    ---------   ----------   --------   ----------
1997
    Revenues from external customers..............  $376,004     $ 58,082    $    --    $  434,086
    Revenue between segments......................     1,141           --        321         1,462
    Interest income...............................       464           --         --           464
    Interest expense..............................     1,482          906        229         2,617
    Depreciation and amortization.................     4,152        1,069        429         5,650
    Segment net income (loss) before provision for
      income taxes................................    10,632       (7,569)    (1,921)        1,142

    Other significant non-cash items:
        Capital lease additions...................     6,755           --      3,265        10,020
        Property financed by notes payable........     1,890           --         --         1,890
        Operating agreement acquired through
          issuance of a note......................       350           --         --           350
        Issuance of convertible debenture and note
          payable for CTN capital stock...........     1,050           --         --         1,050
    Segment assets................................    99,077       19,373     11,932       130,382
    Expenditures for segment assets...............    10,944          931      2,799        14,674

1998
    Revenues from external customers..............  $529,807     $ 60,242    $29,171    $  619,220
    Revenue between segments......................    21,547           --     34,018        55,565
    Interest Income...............................     4,387           39         43         4,469
    Interest expense..............................     1,518          565      1,303         3,386
    Depreciation and amortization.................     8,951        2,066      4,037        15,054
    Segment net income (loss) before provision for
      income taxes................................    26,207      (12,863)    (1,790)       11,554

    Other significant non-cash items:
        Capital lease additions...................    11,080           --     23,136        34,216
        Deposit applied against capital leases....        --           --      4,405         4,405
        Tax benefit related to stock options......     5,635           --         --         5,635
    Segment assets................................   208,125       16,615    149,911       374,651
    Expenditures for segment assets...............    59,288          837     52,895       113,020

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

11. BUSINESS SEGMENTS (CONTINUED)

                                                      NORTH       NORTH
                                                    AMERICAN     AMERICAN
                                                    WHOLESALE   COMMERCIAL   EUROPEAN     TOTAL
                                                    ---------   ----------   --------   ----------
1999
    Revenues from external customers..............  $465,831     $471,504    $124,439   $1,061,774
    Revenue between segments......................   214,742       15,683     33,874       264,299
    Interest income...............................     1,812          261        119         2,192
    Interest expense..............................    (2,241)      (4,783)    (2,871)       (9,895)
    Depreciation and amortization.................    16,797       16,071     11,368        44,236
    Segment net income (loss) before provision for
      income taxes................................   (13,018)     (25,860)   (37,065)      (75,943)

    Other significant non-cash items:
        Capital lease additions...................        --           --     27,605        27,605
        Vendor financing arrangements.............    62,666           --         --        62,666
        Segment assets............................   290,364      343,888    173,502       807,754
    Expenditures for segment assets...............    54,797        1,481      4,039        60,317

    Segment information for North America represents primarily activity in the United States. In 1999, approximately 98.1 percent of European revenue from external customers was generated in Germany.

12. QUARTERLY CONSOLIDATED INFORMATION (UNAUDITED)

    The following table presents unaudited quarterly operating results, including the results of CEO, T-One and UDN for each of the Company's eight quarters in the two-year period ended December 31, 1999 (in thousands):

                                                             QUARTER ENDED
                                          ---------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
1998
    Net sales...........................  $136,571    $138,911     $169,686        $174,052
    Operating income (loss).............     3,622       4,337        4,204          (1,388)
    Net income (loss)...................     1,343       2,365        2,356          (4,433)

1999
    Net sales...........................  $228,209    $272,269     $279,216        $282,080
    Operating loss......................    (6,342)    (33,248)      (8,559)        (21,464)
    Net loss............................    (7,552)    (27,932)      (8,763)        (19,600)

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

13. SUBSEQUENT EVENTS

    On January 18, 2000 STAR was notified that its capacity on the China-US Undersea Cable System would be reclaimed, unless a payment of approximately $47.0 million was made by February 1, 2000. The $47.0 million represents the total amount of liabilities due to the China-US Undersea Cable System as of December 31, 1999. STAR elected to allow reclamation of the capacity to take place. As a result, STAR will remove the capitalized cost of $48.7 million, which is included in operating equipment at December 31, 1999, and the related accounts payable balance in the first quarter of 2000.

    On February 11, 2000, World Access and STAR entered into a definitive agreement to merge STAR with and into World Access. Under the terms of the agreement, each share of STAR common stock will be converted into 0.3905 shares of World Access common stock. World Access may, at its election, pay up to 40% of the merger consideration in cash.

    The merger is subject to, among other things, certain regulatory approvals, the approval of the shareholders of World Access and STAR, and the divestiture by STAR of its prepaid card and dial around businesses for minimum net cash proceeds of $150 million. Any net proceeds in excess of the specified minimum proceeds would be added to the merger consideration. See note 14 for further details about this transaction and related matters.

    In connection with the acquisition of PT-1 on February 4, 1999, the Company and PT-1 placed 500,000 shares of STAR common stock into escrow for issuance to certain PT-1 distributors for no consideration. As a result of subsequent negotiations, the Company entered into a distribution agreement with NY Phone Card Distributors LLC ("Distribution Co."), a partnership of distributors, on March 1, 2000. The agreement provides for a total of 400,000 shares of STAR common stock to be issued to Distribution Co. under the following arrangements:
(i) 228,750 shares at the date of execution, (ii) 31,250 shares at the end of May 2000, provided that the agreement is still in effect, and (iii) 140,000 shares contingently issuable based on certain minimum purchase requirements.

    Under the agreement, the accounts receivable balances totaling $1.2 million as of March 1, 2000 were converted into interest free notes receivable due in monthly installments through January 2001.

    The agreement requires Distribution Co. to purchase a minimum of approximately $121 million of prepaid calling cards from PT-1 during the period from March 2000 through May 2001, with additional quarterly increases of three percent from June 2001 through May 2002.

    On March 29, 2000, STAR entered into a Letter of Intent to sell the assets of PT-1 to PT-1 Acquiror for cash proceeds of $150 million less certain liabilities, and subject to a purchase price adjustment based on an audit of PT-1 to be conducted after the close of the sale of PT-1. See note 14 for further details about this transaction and related matters.

    On April 12, 2000, STAR entered into a note agreement with MCI WorldCom Network Services which provides for the conversion of $56.0 million of trade payables into a note payable. The note is secured by the customer base of the Company, bears interest at 16.0% per annum and is payable at the earlier of the close of the World Access, Inc. merger or August 1, 2000. See note 14 for further details about this transaction and related matters.

    On February 14, 2000 an individual shareholder of STAR, filed a lawsuit in Santa Barbara Superior Court seeking to block STAR's pending merger with World Access. The suit alleges that STAR and its Board of Directors failed to take actions necessary to attain a higher valuation for the company than provided for in the World Access merger, and seeks to block the pending merger. STAR

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

13. SUBSEQUENT EVENTS (CONTINUED)
believes the lawsuit is without merit and will defend itself vigorously against the class action shareholder lawsuit. STAR has filed demurrers on the grounds that the complaints are legally deficient. See note 14 for further details about this transaction and related matters.

    On March 11, 1999, a proceeding was commenced by PT-1 by notice of petition following the election by a PT-1 stockholder to dissent from STAR's merger with PT-1 and following a demand for payment of the fair value of approximately 2,731,330 shares of PT-1 held by the stockholder. The proceeding was commenced in the Supreme Court of the State of New York. Under New York law, the PT-1 stockholder has the right to receive, in cash, the fair market value of his PT-1 shares as of the time of STAR's acquisition of PT-1. The PT-1 stockholder is seeking damages in accordance with his appraisal rights under New York law. On July 26, 2000, the Supreme Court of the State of New York of the County of Queens issued a temporary restraining order in favor of the stockholder which prevents PT-1 from distributing any of the proceeds of the PT-1 asset sale to STAR unless PT-1 has first set aside a reserve in the amount of $37.7 million in cash to satisfy the stockholder's claim. On August 15, 2000, the temporary restraining order was modified to reduce the required reserve to $25.0 million. STAR is continuing to challenge the amount of this claim and has petitioned the court to remove the temporary restraining order. STAR and World Access currently disagree as to whether this cash restriction, if upheld by the court, should be considered in determining whether STAR has met the closing condition requiring at least $120.0 million of net cash proceeds from the PT-1 asset sale. The Company expects to resolve this claim or finalize the discussions on this matter prior to the time the joint statement/prospectus is mailed to the respective company's stockholders. See note 14 for further details about this event and related matters.

14. EVENTS SUBSEQUENT TO APRIL 14, 2000

    On January 10, 2001, STAR announced that it would not close its pending merger with World Access due to the failure to meet a closing condition. On January 16, 2001, STAR announced that it would not close the PT-1 asset sale to Counsel Communications as STAR had pursued the PT-1 asset sale in order to close the World Access merger.

    On January 10, 2001, STAR's board elected Brett S. Messing to the position of chairman, chief executive officer and president; Paul Vogel to STAR's board of directors; Allen Sciarillo to the position of chief financial officer; and Timothy F. Sylvester to the position of executive vice president-general counsel. Simultaneous therewith, Christopher Edgecomb, STAR's former chairman of the board and chief executive officer, resigned from his management and board positions and Mary Casey, STAR's former president and member of the board, resigned from her management positions. Mr. Edgecomb and Ms. Casey have agreed to provide ongoing consulting services to STAR.

    On February 5, 2001, STAR issued to Gotel Investments three warrants to purchase an aggregate of 30,000,000 shares of its common stock from February 5, 2001 through the date which is six months from when the Securities and Exchange Commission declares the registration statement relating to this prospectus effective. The warrants are exercisable at prices of $.375, $.625 and $.875 per share, respectively. The exercise of all these warrants by Gotel Investments would provide STAR with an infusion of up to $18.75 million of equity capital.

    On February 7, 2001, STAR sold to IDT Investments approximately 6,300,000 shares of common stock. STAR also issued to IDT Investments a three year warrant to purchase approximately 3,400,000

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

14. EVENTS SUBSEQUENT TO APRIL 14, 2000 (CONTINUED) additional shares of its common stock exercisable at a price of $.833 per share, subject to adjustment for dilutive transactions. The shares of STAR's common stock acquired by IDT Investments are in addition to IDT Investments' existing holdings of approximately 4.9% of STAR's common stock, acquired by IDT Investments in open market purchases shortly after the appointment of STAR's new management team. IDT Investments also entered into a standstill agreement that restricts it from obtaining more than an agreed upon amount of STAR's outstanding common stock without STAR's prior approval and has agreed to grant a voting proxy to Brett Messing, STAR's chief executive officer, for the shares of common stock that it holds. Assuming exercise of the warrant, the investment by IDT Investments will provide STAR with an aggregate infusion of approximately $5.4 million of equity capital.

    On January 25, 2001, STAR entered into an amended and restated note with MCI WorldCom Network Services in the amount of approximately $97 million which is due upon the demand of MCI WorldCom Network Services. In addition, STAR and certain of its subsidiaries owe Nortel Networks approximately $35 million and owe Deutsche Leasing approximately $30 million. If MCI WorldCom Network Services begins proceedings to collect its debt, or if Nortel Networks or Deutsche Leasing seeks to collect the sum STAR owes, STAR may need to file for bankruptcy. STAR is subject to certain restrictions under its financing arrangements, including its financing arrangements with MCI WorldCom Network Services and RFC. If STAR violates any restrictions under its receivables sale agreement with RFC, RFC may declare an event of default and no longer purchase receivables from STAR. STAR's recent management change resulted in a technical default under its agreement with RFC. If RFC does not continue to purchase STAR's receivables, STAR may be deprived of needed liquidity. RFC can refrain from purchasing additional receivables from STAR if STAR is in default under any other financing arrangement.

    On February 1, 2001, STAR sold substantially all of the assets of PT-1's debit card business to IDT Netherlands B.V. (Puerto Rico Branch), a subsidiary of IDT Corporation, in exchange for the assumption of certain liabilities of that business unit. As of September 30, 2000, STAR has approximately
$186 million of goodwill, net, that was mainly attributed to the acquisition of PT-1 and its debit card business. On January 25, 2001, STAR announced it would cease operations in Germany due to the deteriorating performance of this subsidiary. Management is currently evaluating the impact of the PT-1 asset sale and closure of its German subsidiary on its future operations and the carrying values of its assets, including goodwill.

    In February 2001, STAR issued 1 million shares of common stock to APCC Services for the partial payment of PT-1's payphone compensation obligations to APCC Services.

    Due to the large amount of cash needed to make debt payments, STAR will not have sufficient cash flow from its independent business operations to pay its debt and will require additional capital or will need to restructure, its debt obligations. The amount of the outstanding debt is significant in comparison to STAR's operating cash flow and tangible net book value.

    STAR has been advised by its independent public accountants that, if prior to the completion of its audit of STAR's financial statements for the year ending December 31, 2000 STAR is unable to demonstrate its ability to service its outstanding obligations and to fund its operations for the next twelve months, STAR's auditors' report on those financial statements will be modified for the contingency related to its ability to continue as a going concern.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCED SHEETS

                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1999           2000
                                                              ------------   -------------
                                                                              (UNAUDITED)
CURRENT ASSETS:
    Cash and cash equivalents...............................    $ 25,561       $ 12,244
    Short-term investments..................................       1,482          1,599
    Accounts and notes receivable, net......................     167,403        175,979
    Receivable from related parties.........................       1,390            855
    Other current assets....................................      39,250         52,640
                                                                --------       --------
        Total current assets................................     235,086        243,317

LONG-TERM ASSETS:
    Property and equipment, net.............................     363,089        283,521
    Intangible assets, net..................................     200,582        190,405
    Other...................................................       8,997          6,355
                                                                --------       --------
        Total assets........................................    $807,754       $723,598
                                                                ========       ========
CURRENT LIABILITIES:
    Revolving lines of credit...............................    $ 43,540       $ 29,979
    Current portion of long-term obligations................      18,528         19,050
    Current portion of notes payable due carrier............          --         90,717
    Accounts payable........................................     159,920        109,376
    Accrued network costs...................................     147,672        113,960
    Related party payable...................................       1,133          1,391
    Other accrued expenses..................................      25,840         19,987
    Deferred revenue........................................      36,374         37,765
                                                                --------       --------
        Total current liabilities...........................     433,007        422,225

LONG-TERM LIABILITIES:
    Long-term obligations, net of current portion...........      49,324         37,932
    Other long-term liabilities.............................      47,369         22,966
                                                                --------       --------
        Total long-term liabilities.........................      96,693         60,898

STOCKHOLDERS' EQUITY:
    Common stock $.001 par value:
        Authorized--100,000,000 shares......................          58             58
    Additional paid-in capital..............................     365,845        366,309
    Deferred compensation...................................      (2,160)        (1,224)
    Note receivable from stockholder........................      (3,714)        (3,928)
    Accumulated other comprehensive loss....................      (6,022)       (10,077)
    Accumulated deficit.....................................     (75,953)      (110,663)
                                                                --------       --------
        Total stockholders' equity..........................     278,054        240,475
                                                                --------       --------
        Total liabilities and stockholders' equity..........    $807,754       $723,598
                                                                ========       ========

   See accompanying notes to the condensed consolidated financial statements.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
                                                                  (UNAUDITED)
Revenue.....................................................  $779,694   $733,725

Operating expenses:
    Cost of services........................................   676,213    638,123
    Selling, general and administrative expenses............   118,406     89,329
    Depreciation and amortization...........................    31,352     40,059
    Merger expense..........................................     1,872         --
                                                              --------   --------
                                                               827,843    767,511
                                                              --------   --------
Loss from operations........................................   (48,149)   (33,786)

Other income (expense):
    Interest income.........................................     1,851        342
    Interest expense........................................    (5,993)   (14,021)
    Other...................................................      (653)     7,581
                                                              --------   --------
                                                                (4,795)    (6,098)
                                                              --------   --------
Loss before provision (benefit) for income taxes............   (52,944)   (39,884)
                                                              --------   --------
Provision (benefit) for income taxes........................    (8,696)    (5,174)
                                                              --------   --------
Net loss....................................................  $(44,248)  $(34,710)
                                                              ========   ========
Basic and diluted loss per share............................  $  (0.78)  $  (0.59)
                                                              ========   ========

   See accompanying notes to the condensed consolidated financial statements.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
                                                                  (UNAUDITED)
Cash Flows From Operating Activities:
    Net loss................................................  $(44,248)  $(34,710)

Adjustments to reconcile net loss to net cash provided by
  operating activities:
    Depreciation and amortization...........................    31,352     40,059
    Gain on investment......................................    (1,292)   (12,755)
    Loss on disposal of equipment...........................        --      1,508
    Provision for doubtful accounts.........................    16,377     16,671
    Deferred income taxes...................................     4,057       (967)
    Deferred compensation...................................        --        272

    Change in assets and liabilities net of effects from
     purchase of PT-1:
        Accounts and notes receivable, net..................   (90,755)   (55,526)
        Receivable from related parties.....................      (465)       321
        Other assets........................................   (10,681)   (10,335)
        Accounts payable....................................    50,265     87,280
        Related party payable...............................    (2,181)       258
        Accrued network cost................................    57,138    (27,426)
        Other accrued expenses..............................     3,999       (929)
        Deferred revenue....................................     2,283      1,411
        Other liabilities...................................    (8,714)       261
                                                              --------   --------
            Net cash provided by operating activities.......     7,135      5,393
                                                              --------   --------
Cash Flows From Investing Activities:
    Capital expenditures....................................   (39,648)    (4,488)
    Short-term investments..................................      (391)    (1,429)
    Purchase of PT-1, net of cash acquired..................    (4,435)        --
    Payment to former stockholder of PT-1...................    (2,000)        --
    Proceeds from sale of investments.......................     1,500     15,552
    Other long term assets..................................    (4,523)        72
                                                              --------   --------
        Net cash (used) provided by investing activities....   (49,497)     9,707
                                                              --------   --------
Cash Flows From Financing Activities:
    Borrowings under line of credit.........................   280,989    293,332
    Repayments under lines of credit........................  (262,818)  (306,893)
    Borrowings under revolving line of credit with
     stockholder............................................     2,500         --
    Borrowings under long-term debt.........................       700         --
    Payments under long-term debt and capital lease
     obligations............................................   (11,193)   (15,251)
    Stock options exercised.................................       630         90
    Other financing activities..............................         6       (147)
                                                              --------   --------
        Net cash provided by (used in) financing
        activities..........................................    10,814    (28,869)
Effects of Foreign Currency Translation.....................    (1,167)       452
Decrease in cash and cash equivalents.......................   (32,715)   (13,317)
Cash and cash equivalents, beginning of period..............    47,297     25,561
                                                              --------   --------
Cash and cash equivalents, end of period....................  $ 14,582   $ 12,244
                                                              ========   ========

   See accompanying notes to the condensed consolidated financial statements.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. GENERAL

    The financial statements included herein are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial reporting and Securities Exchange Commission ("SEC") regulations. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In management's opinion, the financial statements reflect all adjustments (of a normal and recurring nature) which are necessary to present fairly the financial position, results of operations, stockholders' equity and cash flows for the interim periods. These financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 1999, as set forth in our Annual Report on Form 10-K, as amended by Form 10-K/A filed on September 11, 2000. Certain prior year balances have been reclassified to conform to the current year presentation. The results for the nine months ended September 30, 2000, are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

2. BUSINESS AND PURPOSE

    We are a multinational telecommunications services company focused primarily on the international long distance market. We offer low-cost switched voice services on a wholesale basis primarily to U.S. based long distance carriers. We provide international long distance services through a flexible network comprised of foreign termination relationships, international gateway switches, leased and owned transmission facilities and resale arrangements with other long distance providers.

    We operate several wholly-owned foreign subsidiaries to further expand our international network. We have made substantial investments to install switch facilities in four of our subsidiaries, STAR Europe Limited which is located in London, England, STAR Telecommunications Deutschland Holding, GmbH and affiliates ("GmbH") which is located in Frankfurt, Germany, STAR Telecommunications Switzerland which is located in Geneva, Switzerland, and STAR Telecommunications Austria GmbH, which is located in Vienna, Austria. We use these switching facilities to decrease international traffic termination costs and to initiate outbound calls from these local markets.

    We provide domestic commercial long distance services throughout the United States through our subsidiaries, CEO Telecommunications, Inc., CEO California Telecommunications, Inc., and AS Telecommunications, Inc.

    Prepaid calling cards and dial around service are provided through our subsidiary, PT-1 Communications, Inc. ("PT-1").

3. NET LOSS PER COMMON SHARE

    The following schedule summarizes the information used to compute basic and diluted net loss per common share for the three and nine month periods ended September 30, 1999 and 2000. No common

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

3. NET LOSS PER COMMON SHARE (CONTINUED) share equivalents will be considered in the computation of diluted earnings per share for 1999 and 2000, as the effect would be anti-dilutive (in thousands):

                                                          NINE MONTHS
                                                             ENDED
                                                         SEPTEMBER 30,
                                                      -------------------
                                                        1999       2000
                                                      --------   --------
Weighted number of common shares used to compute
  basic and diluted loss per share..................   56,528     58,619
                                                       ======     ======

    For the nine month periods ended September 30, 1999 and 2000, stock options to purchase 3,497,000 and 2,962,000 shares, respectively, of common stock were outstanding, but were excluded from the computation of diluted earnings per share, as such options were anti-dilutive.

4. COMPREHENSIVE INCOME (LOSS)

    On January 1, 1998, we adopted SFAS No. 130, "Reporting Comprehensive Income." For year end financial statements, SFAS No. 130 requires us to display comprehensive income (which is the total of net income and all other non-owner changes in equity) with the same prominence as other consolidated financial statements. For the year end financial statements, we display the components of other comprehensive income (loss) in the consolidated statements of stockholders' equity. During the nine month periods ended September 30, 1999 and 2000, comprehensive loss consisting of foreign currency translation adjustments of $3,289,000 and $4,055,000, respectively, resulted in a total comprehensive loss of $47,537,000 and $38,765,000, respectively.

5. SIGNIFICANT EVENTS

    On January 18, 2000, we were notified that our capacity on the China-US Undersea Cable System would be reclaimed, unless we made a payment of approximately $47.2 million by February 1, 2000. The $47.2 million represents the total amount of liabilities owed to the China-US Undersea Cable System as of December 31, 1999. We allowed reclamation of the capacity to take place. As a result, we removed the capitalized cost of $48.7 million, which is included in operating equipment at December 31, 1999, and the related accounts payable balance of $47.2 million in the first quarter of 2000. The remaining balance of the capitalized cost of $1.5 million was expensed and included in other income for the nine months ended September 30, 2000.

    On February 11, 2000, we entered into a definitive agreement to merge with and into World Access, Inc. ("World Access"). On January 9, 2001, the merger agreement with World Access was terminated due to a failure to meet a closing condition. On June 6, 2000, we entered into an agreement to sell the assets of PT-1 to Counsel for cash proceeds of $150 million less certain liabilities. On January 16, 2001, the PT-1 asset sale agreement was terminated due to failure to meet a closing condition. See Note 9 for further details about these events and related matters.

    In connection with our acquisition of PT-1 on February 4, 1999, PT-1 and STAR placed 500,000 shares of STAR common stock into escrow for issuance to certain PT-1 distributors for no consideration. After further negotiations, we entered into a distribution agreement with NY Phone

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

5. SIGNIFICANT EVENTS (CONTINUED)
Card Distributors LLC ("Distribution Co."), a partnership of distributors, on March 1, 2000. The distribution agreement provided for a total of 400,000 shares of our common stock to be issued to Distribution Co. as follows: (i) 228,750 shares at the date of execution, (ii) 31,250 shares at the end of May 2000, provided that the agreement was still in effect, and (iii) 140,000 shares contingently issuable based on certain minimum purchase requirements.

    Under the agreement, we converted our accounts receivable balances totaling $1.3 million as of March 1, 2000 into interest free notes receivable due beginning June 1, 2000 in monthly installments for a period of 10 months. In addition, the rebate of $1.1 million owed to Distribution Co. pursuant to the distribution agreement for the March, 2000 through May, 2000 time period was offset against the notes receivable in the second quarter of 2000.

    On February 14, 2000 and March 1, 2000, identical class action complaints were filed against us and directors Christopher E. Edgecomb, Mary A. Casey, Mark Gershein, Gordon Hutchins, Jr., John R. Snedegar, Arunas A. Chesonis and Samer Tawfik. The complaints were consolidated and alleged causes of action for breach of fiduciary duty arising from approval of our merger with World Access on the grounds that the consideration to be received in the merger with World Access was unfair, unconscionable and grossly inadequate. On May 31, 2000, the Superior Court of the State of California of the County of Santa Barbara granted our demurrer on the grounds that the consolidated complaint was legally deficient, effectively dismissing the lawsuits. On July 14, 2000, the plaintiff filed a notice of appeal from that judgement. On October 4, 2000, the plaintiff's appeal was dismissed with prejudice. There are no further appeals available to the plaintiff. See note 9 for further details about this transaction and related matters.

    On March 11, 1999, a proceeding was commenced by PT-1 by notice of petition following the election by a PT-1 stockholder to dissent from STAR's merger with PT-1 and following a demand for payment of the fair value of approximately 2,731,330 shares of PT-1 held by the stockholder. The proceeding was commenced in the Supreme Court of the State of New York. Under New York law, the PT-1 stockholder has the right to receive, in cash, the fair market value of his PT-1 shares as of the time of our acquisition of PT-1. The PT-1 stockholder is seeking damages in accordance with his appraisal rights under New York law. On July 26, 2000, the Supreme Court of the State of New York of the County of Queens issued a temporary restraining order in favor of the stockholder which prevented PT-1 from distributing to STAR any of the proceeds from the sale of PT-1 to Counsel unless PT-1 first set aside a reserve in the amount of $37,649,800 in cash to satisfy the stockholder's claim. On August 15, 2000, the temporary restraining order was modified to reduce the required reserve to $25,000,000. By a decision dated September 11, 2000, the Supreme Court of the State of New York denied the PT-1 stockholder's motion for a preliminary injunction and vacated the existing injunction. On October 20, 2000, the PT-1 stockholder appealed the ruling of the Supreme Court of the State of New York, requested a temporary restraining order and submitted a motion for an injunction pending his appeal. The appellate court denied the PT-1 stockholder's request for a temporary restraining order but promised a prompt decision on the injunction pending appeal. We believe that the PT-1 stockholder's claim for any amount above his pro rata share of the consideration paid by us for PT-1 is without merit and we will seek to minimize his recovery. See note 9 for further details about this transaction and related matters.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

5. SIGNIFICANT EVENTS (CONTINUED)

    On April 18, 2000, Samer Tawfik resigned as a director of STAR. On June 7, 2000, Kelly Enos resigned as the Chief Financial Officer of STAR.

    On May 5, 2000, GmbH entered into an agreement to sell the stock of its wholly owned subsidiary, Katel, a Germany based telecommunications company for $1. GmbH recognized a loss of approximately $1.0 million related to this transaction.

6. STATEMENTS OF CASH FLOWS

    During the nine month periods ended September 30, 1999 and 2000, cash paid for interest was approximately $5,043,000 and $7,853,000, respectively. For the same periods, cash paid for income taxes amounted to approximately $1,802,000 and $838,000, respectively.

    Non-cash investing and financing activities, which are excluded from the consolidated statements of cash flows, are as follows (in thousands):

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1999        2000
                                                              ---------   --------
Equipment purchased through capital leases..................  $   3,957   $    294
Assets acquired through a vendor financing arrangement......     52,990     (3,617)
Disposition of cable systems................................         --     47,200
Conversion of payables into short-term note.................         --     57,666
Other non-cash transactions.................................     53,542     22,549

Detail of acquisition:
    Fair value of assets acquired...........................    303,743         --
    Liabilities assumed.....................................   (144,563)        --
    Common stock issued.....................................   (153,578)        --
    Notes payable issued....................................     (1,167)        --
                                                              ---------   --------
                                                              $ 114,924   $124,092
                                                              =========   ========

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

7. SEGMENT INFORMATION

    At September 30, 2000, we have three separately managed business segments, North American wholesale, North American commercial and European long distance telecommunications.

                                                            NORTH       NORTH
                                                          AMERICAN     AMERICAN
                                                          WHOLESALE   COMMERCIAL   EUROPEAN    TOTAL
                                                          ---------   ----------   --------   --------
NINE MONTHS ENDED, SEPTEMBER 30, 1999 (in thousands)
Revenues from external customers........................  $369,044     $328,126    $ 82,524   $779,694
Revenues from other segments............................   113,623       15,709      24,831    154,163
Interest income.........................................     1,521          185         145      1,851
Interest expense........................................     2,969          974       2,050      5,993
Depreciation and amortization...........................    11,843       11,853       7,656     31,352
Segment net loss before benefit for income taxes........    (9,248)     (23,296)    (20,400)   (52,944)
Segment assets..........................................   302,227      331,677     164,305    798,209

NINE MONTHS ENDED, SEPTEMBER 30, 2000 (in thousands)
Revenues from external customers........................  $229,784     $396,757    $107,184   $733,725
Revenues from other segments............................   289,824           --      12,786    302,610
Interest income.........................................        16          205         121        342
Interest expense........................................    10,653        1,088       2,280     14,021
Depreciation and amortization...........................    15,866       12,823      11,370     40,059
Segment net income (loss) before provision (benefit) for
  income taxes..........................................   (23,910)       8,192     (24,166)   (39,884)
Segment assets..........................................   241,256      339,540     142,802    723,598

8. RECENTLY ISSUED ACCOUNTING STANDARDS

    In September 1998 and September 1999, the AICPA issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," and SFAS
No. 137, which delayed the effective date of SFAS No. 133. We will adopt SFAS No. 133 in January 2001. We are currently analyzing the statement to determine the impact, if any, on our financial position or results of operations.

9. SUBSEQUENT EVENTS

    On January 10, 2001, STAR announced that it would not close its pending merger with World Access due to the failure to meet a closing condition. On January 16, 2001, STAR announced that it would not close the PT-1 asset sale to Counsel Communications as STAR had pursued the PT-1 asset sale in order to close the World Access merger.

    On January 10, 2001, STAR's board elected Brett S. Messing to the position of chairman, chief executive officer and president; Paul Vogel to STAR's board of directors; Allen Sciarillo to the position of chief financial officer; and Timothy F. Sylvester to the position of executive vice president-general counsel. Simultaneous therewith, Christopher Edgecomb, STAR's former chairman of the board and chief executive officer, resigned from his management and board positions and Mary Casey, STAR's former president and member of the board, resigned from her management positions. Mr. Edgecomb and Ms. Casey have agreed to provide ongoing consulting services to STAR.

    On February 5, 2001, STAR issued to Gotel Investments three warrants to purchase an aggregate of 30,000,000 shares of its common stock from February 5, 2001 through the date which is six months from when the Securities and Exchange Commission declares the registration statement relating to this

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

9. SUBSEQUENT EVENTS (CONTINUED)
prospectus effective. The warrants are exercisable at prices of $.375, $.625 and $.875 per share, respectively. The exercise of all of these warrants by Gotel Investments would provide STAR with an infusion of up to $18.75 million of equity capital.

    On February 7, 2001, STAR sold to IDT Investments approximately 6,300,000 shares of common stock. STAR also issued to IDT Investments a three year warrant to purchase approximately 3,400,000 additional shares of its common stock exercisable at a price of $.833 per share, subject to adjustment for dilutive transactions. The shares of STAR's common stock acquired by IDT Investments are in addition to IDT Investments' existing holdings of approximately 4.9% of STAR's common stock, acquired by IDT Investments in open market purchases shortly after the appointment of STAR's new management team. IDT Investments also entered into a standstill agreement that restricts it from obtaining more than an agreed upon amount of STAR's outstanding common stock without STAR's prior approval and has agreed to grant a voting proxy to Brett Messing, STAR's chief executive officer, for the shares of common stock that it holds. Assuming the exercise of the warrant, the investment by IDT Investments will provide STAR with an aggregate infusion of approximately $5.4 million of equity capital.

    On January 25, 2001, STAR entered into an amended and restated demand note with MCI WorldCom Network Services in the amount of approximately $97 million which is due upon the demand of MCI WorldCom Network Services. In addition, STAR and certain of its subsidiaries owe Nortel Networks approximately $35 million and owe Deutsche Leasing approximately $30 million. If MCI WorldCom Network Services begins proceedings to collect its debt, or if Nortel Networks seeks to collect the sum STAR owes, STAR may need to file for bankruptcy. STAR is subject to certain restrictions under its financing arrangements, including its financing arrangements with MCI WorldCom Network Services and RFC. If STAR violates any restrictions under its receivables sale agreement with RFC, RFC may declare an event of default and no longer purchase receivables from STAR. STAR's recent management change resulted in a technical default under its agreement with RFC. If RFC does not continue to purchase STAR's receivables, STAR may be deprived of needed liquidity. RFC can refrain from purchasing additional receivables from STAR if STAR is in default under any other financing arrangement.

    On February 1, 2001, STAR sold substantially all of the assets of PT-1's debit card business to IDT Netherlands B.V. (Puerto Rico Branch), a subsidiary of IDT Corporation, in exchange for the assumption of certain liabilities of that business unit. As of September 30, 2000, STAR has approximately
$186 million of goodwill, net, that was mainly attributed to the acquisition of PT-1 and its debit card business. On January 25, 2001, STAR announced it would cease operations in Germany due to the deteriorating performance of this subsidiary. Management is currently evaluating the impact of the PT-1 asset sale and closure of its German subsidiary on its future operations and the carrying values of its assets, including goodwill.

    In February 2001, STAR issued 1 million shares of common stock to APCC Services for the partial payment of PT-1's payphone compensation obligations to APCC Services.

    Due to the large amount of cash needed to make debt payments, STAR will not have sufficient cash flow from its independent business operations to pay its debt and will require additional capital, or will need to restructure, its debt obligations. The amount of the outstanding debt is significant in comparison to STAR's operating cash flow and tangible net book value.

                 STAR TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

9. SUBSEQUENT EVENTS (CONTINUED)
    STAR has been advised by its independent public accountants that, if prior to the completion of its audit of STAR's financial statements for the year ending December 31, 2000 STAR is unable to demonstrate its ability to service its outstanding obligations and fund its operations for the next twelve months, STAR's auditors' report on those financial statements will be modified for the contingency related to its ability to continue as a going concern.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                              PAGE
                                            --------
Prospectus Summary........................      1
Summary Consolidated Financial Data.......      4
Risk Factors..............................      6
Forward-Looking Statements................     14
Use of Proceeds...........................     15
Price Range of Common Stock...............     15
Dividend Policy...........................     15
Other Information.........................     15
Capitalization............................     16
Selected Consolidated Financial Data......     17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................     18
Business..................................     32
Management................................     46
Principal and Selling Stockholders........     54
Related-Party Transactions................     55
Description of Capital Stock..............     58
Plan of Distribution......................     60
Market Data...............................     61
Legal Matters.............................     61
Experts...................................     61
Where You Can Find More Information
  About Us................................     61
Index to Consolidated Financial
  Statements..............................    F-1

                           --------------------------


    Through and including March 10, 2001 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.


                               33,089,336 SHARES

                                      STAR
                            TELECOMMUNICATIONS, INC.

                                  COMMON STOCK

                               ------------------

                          STAR TELECOMMUNICATIONS LOGO

                                ---------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses and costs, other than underwriting discounts and commissions, expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the Commission.


                                                          AMOUNT TO BE
                                                            PAID BY
                          ITEM                                STAR
                          ----                            ------------
SEC registration fee....................................     $ 3,748
Printing expenses.......................................      10,000
Legal fees and expenses.................................      20,000
Accounting fees and expenses............................       7,500
Transfer agent and registrar fees.......................       2,500
Miscellaneous...........................................       6,252
                                                             -------
    Total...............................................     $50,000
                                                             =======


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our certificate of incorporation provides that our directors shall not be personally liable to STAR or our stockholders for monetary damages for any breach of fiduciary duty as a director, to the fullest extent permitted by law, except to the extent such exemption from liability is not permitted under the General Corporation Law of the State of Delaware (the "GCL"). Further, our bylaws provide that we shall, to the maximum extent permitted by law, indemnify our directors and officers and may indemnify our employees and other agents.

    Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

    Subsection (b) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

    Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith, that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

    We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

    Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling STAR pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The following is a summary of the transactions by the Registrant during the past three years involving sales of the Registrant's securities that were not registered under the Securities Act:

    On February 1, 2001, we entered into a stock purchase agreement with IDT Investments whereby IDT Investments has agreed to purchase 2,400,00 shares of our common stock for an aggregate of $1 million.

    On February 5, 2001, we issued to Gotel Investments three warrants to purchase an aggregate of 30,000,000 shares of our common stock from February 5, 2001 through the date which is six months from when the Securities and Exchange Commission declares the registration statement relating to this prospectus effective. The warrants are exercisable at prices of $.375, $.625 and $.875 per share, respectively. The exercise of all of these warrants by Gotel Investments would provide us with an infusion of up to $18.75 million of equity capital.

    On February 5, 2001, we issued 1,000,000 shares of our common stock to APCC Services in partial payment of PT-1's payphone compensation obligations to APCC Services.

    On February 7, 2001, we sold to IDT Investments approximately 6,300,000 shares of common stock. We also issued to IDT Investments a three year warrant to purchase approximately 3,400,000 additional shares of our common stock exercisable at a price of $.833 per share, subject to adjustment for dilutive transactions. The shares of our common stock acquired by IDT Investments are in addition to IDT Investments' existing holdings of approximately 4.9% of our common stock, acquired by IDT Investments in open market purchases shortly after the appointment of our new management team. IDT Investments also entered into a standstill agreement that restricts it from obtaining more than an agreed upon amount of our outstanding common stock without our prior approval and has agreed to grant a voting proxy to Brett Messing, our chief executive officer, for the shares of common stock that it holds. Assuming exercise of the warrant, the investment by IDT Investments would provide us with an aggregate infusion of approximately $5.4 million of equity capital.

    The issuances described above were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act or Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering, where each purchaser was an accredited investor with knowledge and experience in financial and business matters sufficient for evaluating the associated merits and risks, each of which represented its intention to acquire the securities for investment only and not with a view to distribution, and received or had access to adequate information about the Registrant. Appropriate legends were affixed to the stock certificates issued in these transactions and there was no general solicitation or advertising. No underwriter was employed and no commissions or fees were paid with respect to any sales of securities of the Registrant in the transactions described above.

    ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
              2.1       Stock Purchase Agreement, dated as of January 26, 1998, by and among the Registrant, T-One Corp. and Taha Mikati, as
                        amended.(4)

              2.2       Amended and Restated Agreement and Plan of Merger, dated as of August 20, 1998, by and among the Registrant, Sierra
                        Acquisition Co., Inc., PT-1 Communications, Inc. ("PT-1")
                        and the Stockholders listed on the signature page thereto,
                        (the "PT-1 Merger Agreement").(6)

              2.3       First Amendment to the PT-1 Merger Agreement, dated
                        September 1, 1998.(2)

              2.4       Second Amendment to the PT-1 Merger Agreement, dated
                        December 29, 1998.(2)

              2.5 Agreement and Plan of Merger, dated February 11, 2000, by and among the Registrant and World Access ("World
                        Access").(9)

              2.6       First Amendment to Agreement and Plan of Merger, dated as of
                        June 7, 2000, among the Registrant, World Access and STI
                        Merger Co.(12)

              2.7 Second Amendment to Agreement and Plan of Merger, dated as of October 6, 2000, among the Registrant, World Access and
                        STI Merger Co.(12)

              3.1       Amended and Restated Certificate of Incorporation of the
                        Registrant.(4)

              3.2       Bylaws of the Registrant.(4)

              4.1       Specimen Common Stock certificate.(1)

              4.2 Registration Rights Agreement, dated as of March 10, 1998, between the Registrant and Taha Mikati.(4)

              4.3       Registration Rights and Restricted Share Agreement, dated as of February 3, 1999, between the Registrant and the
                        shareholders named therein.(7)

              4.4       Registration Rights Agreement, dated as of February 5, 2001, between the Registrant and Gotel Investments Ltd.(15)

              4.5       Registration Rights Agreement, dated as of February 7, 2001, between the Registrant and IDT Investments, Inc.(16)

              5.1       Opinion of Riordan & McKinzie.(X)

             10.l       Form of Indemnification Agreement.(1)

             10.2       1996 Amended and Restated Stock Incentive Plan.(1)

             10.3       1996 Outside Director Nonstatutory Stock Option Plan.(1)

             10.4       1997 Omnibus Stock Incentive Plan.(1)

             10.5       Employment Agreement between the Registrant and Mary Casey, dated July 14, 1995, as amended.(1)

             10.6       Employment Agreement between the Registrant and Kelly Enos, dated December 2, 1996.(1)

             10.7       Employment Agreement between the Registrant and David Vaun
                        Crumly, dated January 1, 1996.(1)

             10.8 Nonstatutory Stock Option Agreement between the Registrant and Gordon Hutchins, Jr., dated May 15, 1996.(1)

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
             10.9       Free Standing Commercial Building Lease between the
                        Registrant and Thomas M. Spear, as receiver for De La Guerra
                        Court Investments, dated for reference purposes, as of
                        March 1, 1996.(1)

             10.10      Standard Office Lease Gross between the Registrant and De La
                        Guerra Partners, L.P., dated for reference purposes, as of
                        July 9, 1996.(1)

             10.11      Office Lease between the Registrant and WHUB Real Estate
                        Limited Partnership, dated June 28, 1996, as amended.(1)

             10.12      Standard Form of Office Lease between the Registrant and
                        Hudson Telegraph Associates, dated February 28, 1996.(1)

             10.13      Agreement for Lease between the Registrant and Telehouse
                        International Corporation of Europe Limited, dated July 16,
                        1996.(1)

             10.14      Sublease between the Registrant and Borton, Petrini &
                        Conron, dated March 20, 1994, as amended.(1)

             10.15      Office Lease between the Registrant and One Wilshire Arcade
                        Imperial, Ltd., dated June 28, 1996.(1)

             10.16      Lease Agreement between the Registrant and
                        Telecommunications Finance Group, dated April 6, 1995.(1)

             10.17      Lease Agreement between the Registrant and
                        Telecommunications Finance Group, dated January 3, 1996, as amended.(1)

             10.18      Master Lease Agreement between the Registrant and NTFC
                        Capital Corporation, dated December 20, 1996.(1)

             10.19      Line of Credit Promissory Note between the Registrant and
                        Christopher E. Edgecomb, dated November 7, 1996, as amended.(1)

             10.20      Office Lease Agreement between the Registrant and Beverly
                        Hills Center LLC, effective as of April 1, 1997.(1)

             10.21      Office Lease between the Registrant, Hudson Telegraph
                        Associates and American Communications Corp., as amended.(4)

             10.22      Amendment Number Three to Employment Agreement between the
                        Registrant and Mary A. Casey, dated as of July 1, 1997.(4)

             10.23      Amendment Number One to Employment Agreement between the
                        Registrant and Kelly D. Enos, dated as of November 12,
                        1997.(4)

             10.24      Amendment Number One to First Restatement of Employment
                        Agreement between the Registrant and James Kolsrud, dated as of June 16, 1997.(4)

             10.25      Amendment Number One to Employment Agreement between the
                        Registrant and David Vaun Crumly, dated as of November 11,
                        1997.(4)

             10.26      First Amendment to Amended and Restated 1996 Stock Incentive
                        Plan.(4)

             10.27      Agreement, dated as of December 1, 1997, between the
                        Registrant and Nortel Dasa Network Systems GmbH & Co. KG.(5)

             10.28      Leasing Agreement between the Registrant and Nortel Dasa
                        Network Systems GmbH & Co. KG.(4)

             10.29      Guarantee Agreement between the Registrant and Nortel Dasa
                        Network Systems GmbH & Co. KG.(4)

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
             10.30      Note and Security Agreement, dated as of December 18, 1997, between the Registrant and NationsBanc Leasing
                        Corporation.(4)

             10.31      Amendment of Lease, dated as of September 30, 1997, between the Registrant and Hudson Telegraph (reference is hereby
                        made to Exhibit 10.14).(4)

             10.32      Intentionally omitted.

             10.33      Lease Agreement, dated July 29, 1996, between the Registrant and Telecommunications Finance Group.(4)

             10.34      Commercial Lease, dated October 31, 1997, between the
                        Registrant and Prinzenpark GbR.(4)

             10.35      Commercial Lease, dated October 9, 1997, between the
                        Registrant and WSL Weststadt Liegenschafts GmbH.(4)

             10.36      Office Lease between the Registrant and Airport-Center KGHP
                        Gewerbeban GmbH & Cie.(4)

             10.37      Lease, dated November 19, 1997, between the Registrant and
                        DIFA Deutsche Immobilien Fonds Aktiengesellschaft.(4)

             10.38      Second Restatement of Employment Agreement between the
                        Registrant and James Kolsrud, dated as of July 9, 1998.(6)

             10.39      First Amendment to 1997 Omnibus Stock Incentive Plan.(6)

             10.40      Loan and Security Agreement, dated as of June 9, 1999, by
                        and among the Registrant and certain of its subsidiaries as the Obligors, and the financial institutions that are
                        identified therein as the Lenders, and Foothill Capital
                        Corporation ("Foothill") as Agent.(8)

             10.41      Pledge Agreement, dated as of June 9, 1999, by and among the
                        Registrant, certain of its subsidiaries and Foothill, as
                        Agent.(8)

             10.42 General Continuing Guaranty, dated as of June 9, 1999, delivered by certain subsidiaries of the Registrant to Foothill, as Agent.(8)

             10.43      Suretyship Agreement, dated as of June 9, 1999, among
                        Foothill, as Agent, the Registrant and certain of its subsidiaries.(8)

             10.44      Intercompany Subordination Agreement, dated as of June 9,
                        1999, among the Registrant, certain of its subsidiaries and
                        Foothill, as Agent.(8)

             10.45      Trademark Security Agreement, dated as of June 9, 1999, by the Registrant, certain of its subsidiaries and Foothill, as
                        Agent.(8)

             10.46      Copyright Security Agreement, dated as of June 9, 1999, by the Registrant, certain of its subsidiaries and Foothill, as
                        Agent.(8)

             10.47 Receivables Sale Agreement, dated as of November 30, 1999, by and between the Registrant, the entities listed on the signature pages thereto, and RFC Capital Corporation as Purchaser.(9)

             10.48      Amendment Number Four to Employment Agreement between the
                        Registrant and Mary A. Casey, dated as of April 21, 1999.(9)

             10.49      Amendment Number Two to Employment Agreement between the
                        Registrant and Kelly D. Enos, dated as of April 21, 1999.(9)

             10.50      Amendment Number One to Second Restatement of Employment
                        Agreement between the Registrant and James Kolsrud, dated as of May 5, 1999.(9)

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
             10.51      Amendment Number Two to Employment Agreement between the
                        Registrant and David Vaun Crumly, dated as of April 21,
                        1999.(9)

             10.52      Amendment Number Three to Employment Agreement between the
                        Registrant and David Vaun Crumly, dated as of November 11,
                        1999.(9)

             10.53      Revolving Line of Credit Promissory Note, dated April 12,
                        1999, between the Registrant and Kelly Enos.(9)

             10.54      Revolving Line of Credit Promissory Note, dated April 12,
                        1999, between the Registrant and James Kolsrud.(9)

             10.55      Master Lease Purchase Agreement, dated February 20, 1998, as amended, by and among the Registrant, PT-1 and Chase
                        Equipment Leasing.(9)

             10.56 Office and Switch Lease, dated April 8, 1997, between PT-1 and Golden Union, LLC, C/O Alma Realty Co., 28-18 31st
                        Street, Astoria, NY 11102.(9)

             10.57      Office and Switch Lease, dated October, 1997 between PT-1
                        and Evergreen America Corporation.(9)

             10.58      Office and Switch Lease, dated July, 1997, between the
                        Registrant and NWT Partners, Ltd.(9)

             10.59      Office and Switch Lease between STAR Telecommunications
                        Deutschland GmbH ("STAR GmbH") and Prinzzenpark GbR
                        Kanzlerstr, 4.(9)

             10.60      Office and Switch Lease, dated April 1, 1999, between STAR
                        GmbH and Rentax Gesellschaft Fur Grundbesitzan-Lagen GmbH.
                        (English language summary of the original German language lease is attached thereto.)(9)

             10.61      Office and Switch Lease, dated March 1, 1999, between STAR
                        GmbH and Gewerbehof Athen. (English language summary of the original German language lease is attached thereto.)(9)

             10.62      Office and Switch Lease, dated June 1, 1999, between STAR
                        GmbH and Hamm & Co. (English language summary of the original German language lease is attached thereto.)(9)

             10.63      Office and Switch Lease, dated February 1, 1999, between
                        STAR GmbH and Rudolf Geray. (English language summary of the original German language lease is attached thereto.)(9)

             10.64      Office and Switch Lease, dated August 1, 1999, between STAR
                        GmbH and Erbengemeinschaft Fiszman. (English language
                        summary of the original German language lease is attached
                        thereto.)(9)

             10.65      Office and Switch Lease, dated February 1, 1999, between
                        STAR GmbH and Kallco Projekt Projekges GmbH. (English language summary of the original German language lease is attached thereto.)(9)

             10.66      Office and Switch Lease, dated June 1, 1999, between STAR
                        GmbH and Comptoir Genvois Immobilier. (English language summary of the original German language lease is attached thereto.)(9)

             10.67      Office and Switch Lease between PT-1 and NWT Partners,
                        Ltd.(9)

             10.68      Workout Agreement, dated April 12, 2000, between the
                        Registrant, MCI WorldCom Network Services, Inc. ("MCI
                        WorldCom") and certain of the Registrant's subsidiaries.(10)

             10.69      Promissory Note, dated April 12, 2000, between the
                        Registrant and MCI WorldCom.(10)

             10.70      Security Agreement, dated April 12, 2000, between the
                        Registrant and MCI WorldCom and certain of the Registrant's subsidiaries.(10)

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
             10.71      Pledge Agreement, dated April 12, 2000, between the
                        Registrant and MCI WorldCom and certain of the Registrant's subsidiaries.(10)

             10.72 Guaranty, dated April 12, 2000, between MCI WorldCom and certain of the Registrant's subsidiaries.(10)

             10.73      Standby Term Loan Note, dated June 30, 2000, between the
                        Registrant and MCI WorldCom Network Services, Inc.(11)

             10.74      Amendment No. 1 to Workout Agreement, dated as of June 30,
                        2000, between the Registrant, MCI WorldCom and certain of the Registrant's subsidiaries.(11)

             10.75      Amendment No. 1 to Standby Term Loan Note, dated as of
                        July 31, 2000, between the Registrant and MCI WorldCom.(11)

             10.76      Amendment No. 1 to Promissory Note, dated as of July 31,
                        2000, between the Registrant and MCI WorldCom.(11)

             10.77      Amendment No. 2 to Standby Term Loan Note, dated as of
                        August 15, 2000, between the Registrant and MCI
                        WorldCom.(11)

             10.78      Amendment No. 2 to Promissory Note, dated as of August 15,
                        2000, between the Registrant and MCI WorldCom.(11)

             10.79      Amendment No. 2 to Workout Agreement, dated as of August 18,
                        2000, between and among Registrant and certain of its
                        subsidiaries and WorldCom.(14)

             10.80      Amendment No. 3 to Standby Term Loan Note, dated as of
                        October 27, 2000, between the Registrant and MCI
                        WorldCom.(13)

             10.81      Amendment No. 3 to Promissory Note, dated as of October 27,
                        2000, between the Registrant and MCI WorldCom.(13)

             10.82      Amendment No. 3 to Workout Agreement, dated as of January
                        25, 2001, between and among Registrant and certain of its subsidiaries and WorldCom.(14)

             10.83      Purchase Agreement, dated February 5, 2001, between the
                        Registrant and Gotel Investments Ltd.(15)

             10.84      Warrant, dated February 5, 2001, issued by the Registrant to
                        Gotel Investments, Ltd.(15)

             10.85      Warrant, dated February 5, 2001, issued by the Registrant to
                        Gotel Investments, Ltd.(15)

             10.86      Warrant, dated February 5, 2001, issued by the Registrant to
                        Gotel Investments, Ltd.(15)

             10.87      Severance Agreement, dated January 10, 2001, between the
                        Registrant and Mary A. Casey.(15)

             10.88      Severance and Consulting Agreement, dated January 10, 2001, between the Registrant and Christopher E. Edgecomb.(15)

             10.89 Amended and Restated Demand Note, dated January 25, 2001, between the Registrant and MCI WorldCom Network Services,
                        Inc.(14)

             10.90 Agreement, dated January 21, 2001, by and among the Registrant, PT-1 Communications, Inc. and IDT
                        Corporation.(16)

             10.91      Investment Agreement, dated February 7, 2001, between the
                        Registrant and IDT Investments, Inc.(16)

             10.92      Warrant, dated February 7, 2001, issued by the Registrant to
                        IDT Investments, Inc.(16)

             21.1       Subsidiaries of the Registrant.(9)

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
             23.1       Consent of Arthur Andersen LLP, Independent Public
                        Accountants.(X)

             23.2       Consent of Riordan & McKinzie (included in the opinion filed as Exhibit 5.1 hereto).(X)

             24.1       Power of Attorney.(9)

             27.1       Financial Data Schedule.(9)


------------------------


(X) Included in this filing.


(1) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 333-21325) on February 7, 1997 and incorporated by reference herein.

(2) Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Registration No. 333-53335) and incorporated by reference herein.

(3) Filed on December 15, 1997 as an exhibit to the Registrant's Current Report on Form 8-K (File No. 000-22581) and incorporated by reference herein.

(4) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 333-48559) on March 24, 1998 and incorporated by reference herein.

(5) Filed as an exhibit to the Registrant's Annual Report on Form 10-K (File No. 000-22581) on March 31, 1998 and incorporated by reference herein.

(6) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22581) on November 11, 1998 and incorporated by reference herein.

(7) Filed as an exhibit to the Registrant's Current Report on Form 8-K (File No. 000-22581) on February 19, 1999 and incorporated by reference herein.

(8) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22851) on August 16, 1999 incorporated by reference herein.

(9) Filed as an exhibit to the Registrant's Annual Report on Form 10-K (File No. 000-22581) on April 14, 2000 and incorporated by reference herein.

(10) Filed as an exhibit to the Registrant's Quarterly Report or Form 10-Q (File No. 000-22581) on May 18, 2000 and incorporated by reference herein.

(11) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22581) on August 18, 2000 and incorporated by reference herein.

(12) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q/A (File No. 000-22851) on October 10, 2000 and incorporated by reference herein.

(13) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 000-22581) on November 20, 2000 and incorporated by reference herein.

(14) Filed as an exhibit to the Registrant's Current Report on Form 8-K (File No. 000-22581) on January 30, 2001 and incorporated by reference herein.

(15) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-55192) on February 8, 2001 and incorporated by reference herein.


(16) Filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-55192) on February 12, 2001 and incorporated by reference herein.

(b) FINANCIAL STATEMENT SCHEDULES


    We have omitted all other schedules because the conditions requiring their filing do not exist or because the required information appears in our Consolidated Financial Statements, including the notes to those statements.


ITEM 17. UNDERTAKINGS

    1. Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    2.  The undersigned Registrant hereby undertakes:

        (a) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (b) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (d) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on the 12th day of February, 2001.


                                                       STAR TELECOMMUNICATIONS, INC.

                                                       By:            /s/ BRETT S. MESSING*
                                                            -----------------------------------------
                                                                         Brett S. Messing
                                                                    CHAIRMAN OF THE BOARD AND
                                                                     CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act, this Amendment No. 2 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                  TITLE(S)                       DATE
                ---------                                  --------                       ----
          /s/ BRETT S. MESSING*             Chairman of the Board and Chief
    ---------------------------------         Executive Officer                     February 12, 2001
             Brett S. Messing                 (Principal Executive Officer)

           /s/ ALLEN SCIARILLO*             Chief Financial Officer
    ---------------------------------         (Principal Financial and Accounting   February 12, 2001
             Allen Sciarillo                  Officer)

            /s/ MARY A. CASEY*
    ---------------------------------       Director                                February 12, 2001
              Mary A. Casey

            /s/ JOHN SNEDEGAR*
    ---------------------------------       Director                                February 12, 2001
              John Snedegar

        /s/ GORDON HUTCHINS, JR.*
    ---------------------------------       Director                                February 12, 2001
           Gordon Hutchins, Jr.

             /s/ PAUL VOGEL*
    ---------------------------------       Director                                February 12, 2001
                Paul Vogel


*By:                /s/ TIMOTHY F. SYLVESTER
             --------------------------------------
                      Timothy F. Sylvester
                        ATTORNEY-IN-FACT